VIA EDGAR

August 27, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

United States of America

Re:	Theratechnologies Inc. – Form 40-F for Fiscal Year Ended November 30, 2011 – Your File No.: 001-35203

Mr. Rosenberg,

Thank you for your letter dated August 16, 2012 with respect to our recent filing with the Securities and Exchange Commission (the “Commission”). We appreciate that the purpose of your review process is to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our public filings. In that regard, we are pleased to respond and provide you with the information surrounding the comments that you have made.

For ease of reference, we have reproduced the headlines of staff’s comments with each response following the comment to which it relates and kept the same numbering.

Independent Auditors’Report

1.	We will re-file an amended Form 40-F with the signature of our auditors in their report.

Notes to the Consolidated Financial Statements

3.(g) Inventories, page 10

  Theratechnologies inc.

  2310, boulevard Alfred-Nobel

  Montréal (Québec)

  Canada H4S 2B4

  Tél. • Phone: (514) 336-7800

  Téléc. • Fax: (514) 336-7242

  www.theratech.com

  thera@theratech.com

2.	We believe that there is no inconsistency between the disclosure made in the Annual Information Form filed as Exhibit 99.1 (the “AIF”) to our Form 40-F/A and the disclosure contained in our annual audited consolidated financial statements.

On page 22 of the AIF, we disclose that we do not own or operate commercial scale manufacturing facilities for the production of our product. We also disclose that we are responsible for the manufacture and supply of tesamorelin to ensure the commercialization of EGRIFTATM under our agreements with EMD Serono, Inc. (“EMD Serono”), Sanofi and Ferrer Internacional S.A.

All agreements related to the manufacture and supply of tesamorelin to ensure the commercialization of EGRIFTATM are described on that same page of the AIF. These agreements were filed on EDGAR on June 13, 2011 as Exhibits 99.87 to 99.91 of a Form 40-F dated that same date.

Pursuant to our agreement with Bachem Inc. (“Bachem”), Bachem manufactures and supplies tesamorelin, or the active ingredient, to the Company. Upon complete manufacturing of tesamorelin by Bachem, the Company becomes the owner of tesamorelin.

Pursuant to our agreement with Draxis Pharma General Partnership (“Draxis”), Draxis manufactures and supplies the Company with vials of the finished product, EGRIFTATM, after receipt of tesamorelin from the Company. The manufacture of the finished product made with tesamorelin takes between 3 to 4 months.

Accordingly, work-in-progress inventory appears in Note 12 to our annual consolidated audited financial statements because it exists from the moment the Company supplies Draxis with tesamorelin until the time the Company receives the finished product from Draxis. The value of the work-in-progress is equal to the value of tesamorelin plus all other work performed at Draxis which has been invoiced to us by Draxis.

5. Revenue and deferred revenue, page 19

3.

Our annual audited consolidated financial statements do not disclose the terms governing the transfer pricing of EGRIFTATM to EMD Serono because the parties consider this information as confidential information. The Company filed a redacted version of the collaboration and licensing agreement entered into with EMD Serono (the “Agreement”) on SEDAR in November 2008 in compliance with Canadian securities regulation. We attach as Exhibit “A” to this

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letter a copy of the Agreement and we refer you to section 6.2.1 of the Agreement showing the redaction of the cost at which EGRIFTATM is sold to EMD Serono.

19. Contingencies, page 36

4.	We believe that we have met the disclosure requirements of paragraphs 86-92 in IAS 37.

As disclosed in note 19 to our annual audited consolidated financial statements (“Note 19”), we believe that the allegations made against the Company in the motion are entirely without merit; consequently, we believe no outflows of economic benefits will occur with respect to this contingent liability.

In accordance with paragraph 86 of IAS 37, a description of the nature of the contingent liability was provided in Note 19. This description includes an explanation of the reasons for which the applicant initiated the class action. We have disclosed the fact that the motion was heard in Court subsequent to year end and that no judgment was rendered. We also disclosed in Note 19 that the Company and its directors and officers were covered by an insurance policy, subject to a $200,000 deductible. This means that any potential outflow, should it be judged payable in settlement by the Court, is limited to this deductible amount. Our coverage has been confirmed by our insurance company. Given the above, we believe Note 19 complies with the disclosure requirements of IAS 37.86 in that we have disclosed a brief description of the nature of the contingent liability and:

(a)	An estimate of its financial effect (being the potential outflow of the insurance $200,000 deductible);

(b)	An indication of the uncertainties related to amount or timing of any outflow (being the fact that the Court heard the motion subsequent to year end and no judgment was reached, yet our potential outflow, if any, is limited to $200,000); and

(c)	The possibility of any reimbursement (being n/a in this case as this would have been described in the nature of the contingent liability).

Paragraph 87 of IAS 37 does not apply since Note 19 relates entirely to the disclosure of a single contingent liability relating to the class action.

The disclosure requirements in paragraph 88 of IAS 37 do not apply since no provision was recognized for the class action as the recognition criteria in IAS 37.14 were not met. The disclosure related to the continuity of the carrying amount of provisions (being the recognized restructuring provision) as required by paragraph 84 was provided in note 20(b) to our financial statements.

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Paragraphs 89 and 90 relate to contingent assets and are not relevant for the class action.

Paragraph 91 does not apply considering the disclosure in accordance with paragraphs 86 and 89, as discussed above.

We have not relied on paragraph 92 to not disclose information about the class action.

If you have any question in connection with the above, please do not hesitate to communicate with me.

We trust the whole to be to your entire satisfaction and remain,

Yours truly,

THERATECHNOLOGIES INC.

/s/ Luc Tanguay

Luc Tanguay

Senior Executive Vice President and Chief Financial Officer

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Exhibit A

EXECUTION COPY

COLLABORATION AND LICENSING AGREEMENT

DATED AS OF October 28, 2008

BY AND BETWEEN

THERATECHNOLOGIES INC.

AND

EMD SERONO, INC.

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COLLABORATION AND LICENSING AGREEMENT

THIS COLLABORATION AND LICENSING AGREEMENT (this “Agreement”) made as of October 28, 2008 (the “Execution Date”), by and between THERATECHNOLOGIES INC., a corporation organized under the laws of the Province of Quebec, having its head office and principal place of business at 2310 Alfred-Nobel Boulevard, in the City of Montreal, Province of Quebec, Canada H4S 2B4 (“Theratechnologies”), and EMD SERONO, INC., a Delaware corporation having its head office and principal place of business at One Technology Place, Rockland, Massachusetts 02370 (“EMD Serono”). Theratechnologies and EMD Serono may hereinafter be referred to individually as a “Party” or collectively as the “Parties”.

WHEREAS, Theratechnologies is a biopharmaceutical company engaged primarily in the discovery, research and development of pharmaceutical products, including the Compound (as hereinafter defined);

WHEREAS, EMD Serono is a biopharmaceutical company engaged primarily in the discovery, research, development and commercialization of pharmaceutical products; and

WHEREAS, EMD Serono desires to license from Theratechnologies and Theratechnologies desires to license to EMD Serono, on an exclusive basis, certain intellectual property rights with respect to certain products containing or comprising the Compound in the Territory (as hereinafter defined) for an initial and subsequent elected indications, all subject to and in accordance with the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements herein contained, the Parties hereto, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

Unless otherwise specifically provided herein, the following terms shall have the following meanings:

1.1	“Acquired Competing Product” has the meaning set forth in Section 14.9.1.

1.2	“Act” means the Federal Food, Drug, and Cosmetic Act, as amended, and the rules, regulations, guidances, guidelines and requirements of the FDA as may be in effect from time to time.

1.3	“Action” has the meaning set forth in Section 10.9.2.

1.4	“Additional Product(s)” means any pharmaceutical or biotechnology product for any Indication containing or comprising the Compound, including any dosage or formulation thereof and associated Drug Devices therefor, other than the Initial Licensed Product.

1.5	“Additional Product Designation Date” has the meaning set forth in Section 3.4.4.

1.6	“Additional Product Option” has the meaning set forth in Section 2.3.

1.7	“Additional Product Option Period” has the meaning set forth in Section 3.4.4.

1.8	“Adverse Event” means the development of an undesirable medical condition or the deterioration of a pre-existing medical condition following or during exposure to a Licensed Product or an Additional Product, whether or not considered causally related to such Licensed Product or Additional Product, the exacerbation of any pre-existing condition(s) occurring during the use of a Licensed Product or an Additional Product, or any other adverse experience or adverse drug experience described in the FDA’s Investigational New Drug safety reporting and New Drug Application post-marketing reporting regulations, currently at 21 C.F.R. §§ 312.32 and 314.80, respectively, as they may be amended from time to time.

1.9	“Affiliate” means, with respect to any entity, any corporation, firm, partnership or other entity which, at the time in question, directly or indirectly controls, is controlled by or is under common control with such entity. For the purposes of this definition, an entity shall be deemed to have “control” (including with correlative meanings, “controlled by,” “controlling” and “under common control with”) if such entity owns, directly or indirectly, fifty percent (50%) or more of (i) the voting stock of a corporation, (ii) the partnership interests in a partnership or (iii) the membership interests in a limited liability company.

1.10	“Agreement” has the meaning set forth in the Preamble of this Agreement.

1.11	“Assignee” has the meaning set forth in Section 10.12.

1.12	“Assumed Contracts” has the meaning set forth in Section 5.9.

1.13	“Business Day” means a day other than a Saturday, Sunday, or bank or other public holiday in New York, USA or Montreal, Canada.

1.14	“Buy-Back Price” has the meaning set forth in Section 14.6.1.

1.15	“Buy-Back Right” has the meaning set forth in Section 14.6.1.

1.16	“Calendar Quarter” means each three (3) month period beginning on the 1st of January, the 1st of April, the 1st of July or the 1st of October.

1.17	“Calendar Year” means each twelve (12) month period beginning on the 1st of January and ending on the 31st of December of the same year.

1.18	“Change of Control” means:

(a)	the acquisition by any person or group (within the meaning of Sections 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934) (other than any trustee or other fiduciary holding securities under an employee benefit plan of a Party or any entity controlled by a Party) of beneficial ownership of any capital stock of a Party or any direct or indirect parent of a Party, if after such acquisition, such person or group would be the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934), directly or indirectly, of securities of a Party or any direct or indirect parent of a Party representing more than fifty percent (50%) of the combined voting power of a Party’s or such direct or indirect parent’s then outstanding securities entitled to vote generally in the election of directors;

(b)	the consummation by a Party or any direct or indirect parent of a Party of a consolidation, amalgamation, merger, reorganization or arrangement with any Person or group, if the Persons who were not shareholders of such Party or such direct or indirect parent of such Party immediately prior to such consolidation, amalgamation, merger, reorganization or arrangement own immediately after such consolidation, amalgamation, merger, reorganization or arrangement more than fifty percent (50%) of (i) the continuing or surviving entity or (ii) any direct or indirect parent of such continuing or surviving entity; or

(c)	sale, assignment, spin-off, divestiture or other transfer by a Party or any of its Affiliates to any Person other than to an Affiliate of all or substantially all of the assets or business of a Party or any of its Affiliates involved in performing any of the obligations of such Party under this Agreement.

1.19	“Chronic or Maintenance Therapy Label” means any label that allows for the lawful promotion in the Territory of the Initial Licensed Product within the context of chronic or maintenance therapy.

1.20	“Clinical Trial” means a clinical trial in human subjects that has been approved by the FDA and is designed to measure the safety and/or efficacy of a pharmaceutical or biotechnology product. Clinical Trials shall include Phase I Trials, Phase II Trials and Phase III Trials.

1.21	“Co-Promotion Product” has the meaning set forth in Section 5.1.3(a).

1.22	“Commercial Milestone” has the meaning set forth in Section 8.3.

1.23	“Commercial Milestone Payment” has the meaning set forth in Section 8.3.

1.24	“Commercialization” or “Commercialize” means any and all activities directed to the commercial exploitation of a Licensed Product in accordance with applicable Laws before and after Marketing Approval has been obtained, including advertising, marketing, promoting, consumer and physician education, managed market activities, market and consumer research, customer services, Detailing, distributing, labeling, offering to sell and selling a Licensed Product, and importing a Licensed Product for sale in the Territory. When used as a verb, “to Commercialize” and “Commercializing” means to engage in Commercialization and “Commercialized” has a corresponding meaning.

1.25	“Commercialization Plan” has the meaning set forth in Section 5.1.2.

1.26	“Commercially Reasonable Efforts” means (a) with respect to the efforts to be expended by a Party with respect to any objective, such reasonable, diligent and good faith efforts and resources, consistent with applicable Laws, as such Party would normally use to accomplish a similar objective under similar circumstances, and (b) with respect to any objective relating to Development, Regulatory Approval or Commercialization of a Licensed Product by a Party, the application by such Party, consistent with the exercise of its prudent scientific and business judgment, of diligent efforts and resources to fulfill the obligation in issue, consistent with the level of efforts such Party would normally devote to its own branded product at a similar stage in its product life as such Licensed Product and having profit potential comparable to that of such Licensed Product, taking into account, without limitation, scientific, development, technical, commercial and regulatory factors, target product profiles, product labeling, past performance, present and future market potential, present and future regulatory environment and competitive market conditions in the therapeutic area, the safety and efficacy of a Licensed Product and the strength of its proprietary position, all based on conditions prevailing at the time such efforts are due.

1.27	“Commercial Sale” means any sale or other transfer of a Licensed Product by EMD Serono or any of its Affiliates or Sublicensees to a Third Party; provided that the following shall not constitute a “Commercial Sale”: (a) the transfer, use or disposition of a Licensed Product to a Third Party for use solely in Clinical Trials or Phase IV Trials, tests, studies, regulatory or governmental purposes or under so called “named patient” or other limited access programs, (b) the transfer, use or disposition of a Licensed Product in connection with patient assistance programs or for charitable or promotional purposes, and (c) sales or transfers of a Licensed Product between or among EMD Serono and its Affiliates or its Sublicensees (or between or among a Sublicensee and its Affiliates) until such time as there is a subsequent sale by any such Affiliate or Sublicensee.

1.28

“Competing Product” means (a) prior to Marketing Approval of the Initial Licensed Product, any product for the treatment of HARS; (b) from and after Marketing Approval of the Initial Licensed Product, any product for the approved Indication covered by the Initial Licensed Product (which the Parties anticipate to be more narrow than HARS (as defined in Section 1.56)) for so long as the Initial Licensed Product for such approved Indication is Covered by a Valid Claim in the Territory; or (c) any growth hormone releasing hormone product for any Indication covered by an Elected Additional Licensed Product for so long as the Elected Additional Licensed Product for such approved Indication is Covered by a Valid Claim in the Territory. For the avoidance of doubt, as used with respect to Theratechnologies and its Affiliates, “Competing Product” shall not include any Thera Indication.

1.29	“Compound” means tesamorelin as defined in the International Nonproprietary Names for Pharmaceutical Substances (INN), including the molecular formula as set forth on Schedule 1.29, and any other derivatives or analogs of tesamorelin that bind to the GHRH receptor and comprise at least amino acids 3-29 of the GRF 1-44 amino acid sequence, in all cases that are owned or Controlled by Theratechnologies or its Affiliates.

1.30	“Confidential Information” means any and all information, technical and non-technical, written and oral, regardless of media or format, which is not published or otherwise in the public domain, relating to a Party’s business, operations, assets and products and information of Third Parties that a Party is obligated to keep confidential.

1.31	“Controlled” means, with respect to Patent Rights, Know-How or Materials, that the Party or one of its Affiliates owns in whole or in part or has a license or sublicense to such Patent Rights, Know-How or Materials (or in the case of Materials, has the right to physical possession of such Materials), subject to any restrictions expressly set forth in those agreements set forth on Schedule 1.31 as of the Execution Date, and with respect to Patent Rights, Know-How or Materials that Theratechnologies or one of its Affiliates acquires or obtains from a Third Party license, sublicense or other right at any time after the Execution Date, (i) to the extent that Theratechnologies or an Affiliate has the right to grant a license or sublicense to EMD Serono hereunder pursuant to Section 2.1 and (ii) subject to any restrictions to which Theratechnologies or its Affiliates is subject under any applicable agreement such as field of use restrictions.

1.32	“Controlling Party” has the meaning set forth in Section 10.10.3.

1.33	“Cost of Goods Sold” means the actual, direct cost to a Party attributable to the production of a Licensed Product as set forth on Schedule 1.33, as determined and allocated in accordance with International Accounting Standards.

1.34	“Cover ”, “Covering” or “Covered” means, with respect to a Licensed Product, that the using, making, having made, selling, offering for sale or importing of such Licensed Product would, but for ownership of, or the rights and license granted under this Agreement to, the relevant Patent Rights, infringe a Valid Claim of the relevant Patent Rights in the country in which the activity occurs.

1.35	“Detail ” or “Detailing” means with respect to the Licensed Products, the activity undertaken by a Sales Representative during a face-to-face meeting (including a live video presentation) with (a) a medical professional with authority to prescribe or issue hospital medical clinic orders for a pharmaceutical product, or (b) such other groups as may be mutually agreed by the Parties in writing, in which one or more Licensed Product’s benefits or attributes are orally presented by the Sales Representative in a manner consistent with the requirements of this Agreement and applicable Laws. When used as a verb, “Detail” means to engage in the activities set forth in this Section 1.35.

1.36	“Development ” or “Develop” means, with respect to a pharmaceutical or biotechnology product, the performance of any pre-clinical and clinical research and development (including any laboratory, animal or human subject efficacy, safety, toxicology, pharmacology, pharmacodynamic, pharmacokinetic, test method development and stability testing), process development, formulation development, quality control development, statistical analysis and Clinical Trials.

1.37	“Development and Approval Milestone” has the meaning set forth in Section 8.2.

1.38	“Development and Approval Milestone Payment” has the meaning set forth in Section 8.2.

1.39	“Development Plan” has the meaning set forth in Section 3.6.

1.40	“Drug Device” means any device used to administer the Compound or any Licensed Product in humans.

1.41	“Effective Date” means the date on which the Closing (as defined in the Master Transaction Agreement) is consummated pursuant to the Master Transaction Agreement.

1.42	“Elected Additional Licensed Product” means an Additional Product designated by EMD Serono for a designated Indication during the Term as an Elected Additional Licensed Product for such designated Indication pursuant to Section 3.4.4, including, in all cases, any new presentation, new dosage or new formulation thereof and associated Drug Devices therefor for such designated Indication.

1.43	“EMD Serono” has the meaning set forth in the Preamble of this Agreement.

1.44	“EMD Serono Acquiring Party” has the meaning set forth in Section 14.9.1.

1.45	“EMD Serono Indemnitees” has the meaning set forth in Section 13.2.

1.46	“Execution Date” has the meaning set forth in the Preamble of this Agreement.

1.47	“Executive Officers” has the meaning set forth in Section 15.2.

1.48	“Ex-US Product Website” has the meaning set forth in Section 2.5.7.

1.49	“Fair Market Value” means the price at which the Rights would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or to sell and both having reasonable knowledge of relevant facts.

1.50	“FDA” means the United States Food and Drug Administration, or any successor Governmental Body thereto having authority over pharmaceutical or biotechnology products.

1.51	“First Commercial Sale” means, with respect to a Licensed Product in the Territory, the first Commercial Sale of such Licensed Product in the Territory to a Third Party end user by EMD Serono, an Affiliate of EMD Serono or a Sublicensee, after all Regulatory Approvals have been obtained in the Territory.

1.52	“First Forecast” has the meaning set forth in Section 6.4.1.

1.53	“cGMP” means the Good Manufacturing Practices regulations promulgated by the FDA and in effect as of the time of manufacture of the applicable Licensed Product.

1.54	“Governmental Body” means any: (a) nation, principality, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; (c) governmental or quasi-governmental authority of any nature (including any governmental division, subdivision, department, agency, bureau, branch, office, commission, council, board, instrumentality, officer, official, representative, organization, unit, body or entity and any court or other tribunal); (d) multi-national or supranational organization or body; or (e) individual, entity, or body exercising, or entitled to exercise, any executive, legislative, judicial, administrative, regulatory, police, military or taxing authority.

1.55	“Gross Up Payment” has the meaning set forth in Section 9.6.1.

1.56	“HARS” means the Indication of HIV-associated lipodystrophy and its related metabolic conditions in humans.

1.57	“HIV” means human immunodeficiency virus, a retrovirus of the genus Lentivirus that causes AIDS (acquired immunodeficiency syndrome).

1.58	“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder.

1.59	“IND” means an investigational new drug application filed with the FDA for approval to commence Clinical Trials in the Territory, and including all regulations at 21 C.F.R. § 312 et. seq., as the same may be amended from time to time, in each case together with all additions, deletions or supplements thereto.

1.60	“Indemnitees” has the meaning set forth in Section 13.2.

1.61	“Indication” means use in the prevention or treatment of a generally acknowledged disease or condition, a significant manifestation of a disease or condition, or symptoms associated with a disease or condition or a risk for a disease or condition. For the avoidance of doubt, all subgroups of an Indication (whether classified by severity or otherwise) shall be treated as the same Indication (for example, (A) lipodystrophy in adults and lipodystrophy in pediatric patients would be considered the same Indication, whereas (B) wasting in chronic obstructive pulmonary disease (COPD) would not be considered as the same Indication as wasting in cancer).

1.62	“Initial Licensed Product” means any pharmaceutical or biotechnology product containing or comprising the Compound, including any dosage, formulation (including the New Formulation) or presentation thereof, and associated Drug Devices therefor, in each case, for HARS.

1.63	“Initiation” means with respect to a Clinical Trial, the first dosing of a pharmaceutical or biotechnology product to the first patient in such Clinical Trial.

1.64	“Joint Development Committee” or “JDC” has the meaning set forth in Section 3.6.

1.65	“Joint New Technology” has the meaning set forth in Section 10.3.2.

1.66	“Joint Patents” means any Patent Rights that would be jointly owned by the Parties under the Laws pertaining to inventorship or authorship in the United States arising from or out of the performance of this Agreement.

1.67	“Know-How” means any scientific or technical knowledge, information and expertise to make or do something in any tangible or intangible form whatsoever including discoveries, inventions, trade secrets, databases, practices, protocols, Regulatory Filings, methods, processes, techniques, specifications, formulations, formulae, data and results (including pharmacological, biological, chemical, toxicological and clinical information, analytical, quality control, and stability data, studies and procedures), and manufacturing process and development information, whether or not patentable, all to the extent not Covered by a Patent Right.

1.68	“Knowledge of Theratechnologies” means, with respect to a matter that is the subject of a given representation or warranty by Theratechnologies, the actual knowledge of [REDACTED: Extent of knowledge]

1.69	“Law” or “Laws” means all laws, statutes, rules, regulations, ordinances and other pronouncements having the binding effect of law of any applicable Governmental Body.

1.70	“Licensed Product(s)” means collectively the Initial Licensed Product and any Elected Additional Licensed Product. For the avoidance of doubt, this definition does not include any Additional Product that is not designated by EMD Serono during the Term as an Elected Additional Licensed Product pursuant to Section 3.4.4 (i.e., a Thera Indication).

1.71	“Licensed Technology” means the Theratechnologies Patents, the Theratechnologies Know-How and the Theratechnologies Materials and Theratechnologies’ interest in any Joint New Technology.

1.72	“Losses” has the meaning set forth in Section 13.1.

1.73	“Low-Shelf Life Inventory” has the meaning set forth in Section 6.2.2.

1.74	“Manufacturing Designee” has the meaning set forth in Section 6.1.1.

1.75	“Marketing Approval” of a Licensed Product means approval by the FDA of an NDA for such Licensed Product necessary to Commercialize such Licensed Product in the Territory.

1.76	“Marks” means all trademarks, service marks, trade names, trade dress, logos, brand names and other indicia of origin, including all common law rights with respect thereto, and all applications for registration and registrations of any such marks and renewals for any of the foregoing, and all goodwill associated therewith.

1.77	“Master Transaction Agreement” means the Master Transaction and Stock Purchase Agreement dated as of the Execution Date among Theratechnologies, EMD Serono and Merck KGaA.

1.78	“Materials” means all tangible chemical, biological and physical materials.

1.79	“Minimum Target Product Profile” means the characteristics of the Initial Licensed Product set forth on Schedule 1.79 hereto.

1.80	“NDA” means a New Drug Application filed pursuant to the requirements of the FDA, as more fully defined in 21 C.F.R.§ 314.3 et seq., as the same may be amended from time to time, a Biologics License Application (“BLA”) filed pursuant to the requirements of the FDA, as more fully defined in 21 C.F.R. § 601, as the same may be amended from time to time, and any equivalent application filed in the Territory, together, in each case, with all additions, deletions or supplements thereto.

1.81	“NDA Acceptance” means the receipt of written notice from the FDA that the filing of an NDA for the Initial Licensed Product has been accepted pursuant to and in accordance with 21 C.F.R. § 314.101, as the same may be amended from time to time.

1.82	“Net Sales” means the gross amounts invoiced by EMD Serono, its Affiliates and/or Sublicensees for Commercial Sales of a Licensed Product in the Territory to a Person, less the following deductions with respect to such Commercial Sales, as determined and allocated in accordance with International Accounting Standards, to the extent that such amounts are either included in the billing as a line item as part of the gross amount invoiced, or otherwise documented in accordance with International Financial Reporting Standards to be attributable to sales of a Licensed Product: (a) trade discounts, including trade, cash and quantity, other discounts, or rebates, credits or refunds; (b) allowances or credits actually granted upon claims, returns or rejections of such Licensed Product, including recalls; (c) charges included in the gross sales price for freight, insurance, transportation, postage, handling, insurance and any other charges relating to the sale, transportation, delivery or return of such Licensed Product; (d) customs duties, sales, excise and use taxes and any other governmental charges (including value added tax) paid in connection with the transportation, distribution, use or sale of such Licensed Product (but excluding what is commonly known as income taxes); (e) rebates and chargebacks or retroactive price reductions to federal, state, or local governments (or their agencies), or any Third Party payor, administrator or contractor, including managed health organizations; (f) inventory management fees paid to wholesale customers in the ordinary course of business and consistent with inventory management practices with respect to such Person’s other products (but only such portion of such fees that are applicable to a Licensed Product); and (g) co-pay assistance and other payment assistance provided by EMD Serono or its Affiliates to patients in the ordinary course of business (but only such portion of such amounts that are applicable to a Licensed Product). Where a Licensed Product is sold by or on behalf of EMD Serono or any of its Affiliates or Sublicensees other than in an arm’s-length sale, then the amount used to calculate Net Sales hereunder shall be the price at which EMD Serono would customarily sell the product.

1.83	“New Formulation” means [REDACTED: Description of new formulation]

1.84	“Notice of Buy-Back” has the meaning set forth in Section 14.6.2.

1.85	“Notice of Fair Market Value Objection” has the meaning set forth in Section 14.6.2.

1.86	“Overpaid Party” has the meaning set forth in Section 9.5.2.

1.87	“Owing Party” has the meaning set forth in Section 9.5.2.

1.88	“Party” or “Parties” has the meaning set forth in the Preamble of this Agreement.

1.89	“Patent Coordinator” has the meaning set forth in Section 10.5.

1.90	“Patent Rights” means any: (a) unexpired issued or granted patent or registration covering one or more inventions, including any correction, supplemental protection certificate, registration, confirmation, reissue, reexamination, extension or renewal thereof; (b) pending patent application, including any continuation, divisional, continuation-in-part, substitute or provisional application thereof; and (c) all counterparts or foreign equivalents of any of the foregoing issued by or filed in any country or other jurisdiction; and, in the case of (a), (b) and (c), all inventions disclosed or claimed therein, and all associated rights granted therein or thereby.

1.91	“Person” means a natural person, corporation, firm, business, trust, joint venture, association, organization, company, partnership or other business entity, or any government or agency or subdivision thereof.

1.92	“Phase I Trial” means a Clinical Trial in which a pharmaceutical or biotechnology product is administered to human subjects at multiple dose levels with the primary purpose of determining safety, metabolism, and pharmacokinetic and pharmacodynamic properties of such product, and is conducted in accordance with the provisions of 21 C.F.R. § 312.21(a), as the same may be amended from time to time.

1.93	“Phase II Trial” means a Clinical Trial in which a pharmaceutical or biotechnology product is administered to human subjects, which study is designed: (a) to make a preliminary determination that such product is safe for its intended use; (b) to determine such product’s optimal dose; (c) to obtain sufficient information about such product’s efficacy to permit the design of Phase III Trials; and (d) consistent with the provisions of 21 C.F.R. 312.21(b), as the same may be amended from time to time.

1.94	“Phase III Trial” means a Clinical Trial in which a pharmaceutical or biotechnology product is administered to human subjects, which study is designed: (a) to establish that such product is safe and efficacious for its intended use; (b) to define warnings, precautions and adverse reactions that are associated with such product in the dosage range to be prescribed; and (c) consistent with the provisions of 21 C.F.R. § 312.21(c), as the same may be amended from time to time.

1.95	“Phase IV Trial” means any research study or data collection effort for a pharmaceutical or biotechnology product that is initiated after receipt of Marketing Approval for such product to delineate additional information, including such product’s risks, benefits and optimal use.

1.96	“PLA” means a Product License Application filed pursuant to the requirements of the FDA.

1.97	“Primary Detail” means a Detail during which an Initial Licensed Product is the first or only product Detailed.

1.98	“Product Labels and Inserts” means (a) all labels and other written, printed or graphic matter affixed to any container, packaging or wrapper utilized in connection with the Licensed Products, or (b) any Licensed Product package inserts.

1.99	“Product Marketing Standards” means EMD Serono’s standards consistent with its standard operating procedures for the materials to be used in connection with the Licensed Products, including core marketing messages, concepts, strategies and tactics and standards and mock-ups of marketing and sales materials.

1.100	“Promotional Materials” means all written, printed, electronic and graphic materials (other than Product Labels and Inserts) provided by or on behalf of EMD Serono in accordance with this Agreement for use by Sales Representatives.

1.101	“Regulatory Activities” means with respect to a Licensed Product or Additional Products: (a) the preparation, review and filing of any and all Regulatory Filings; (b) maintaining contact and communication with the FDA; and (c) otherwise complying with all requirements of a Sponsor and applicable Law.

1.102	“Regulatory Approval” means any and all approvals, authorizations, designations, licenses, or registrations, of the FDA, including orphan drug designations necessary for the Development, manufacture, Commercialization, use, handling, storage, import, or transport of a Licensed Product, including Marketing Approval.

1.103	“Regulatory Filings” means any applications, communications, data, documents, regardless of format or media, filed with or submitted to the FDA for purposes of obtaining Regulatory Approval, including any INDs, NDAs, BLAs, PLAs and supplements and amendments thereto.

1.104	“Requesting Party” has the meaning set forth in Section 9.5.1.

1.105	“Rights” has the meaning set forth in Section 14.6.1.

1.106	“Royalty Term” means, on a Licensed Product-by-Licensed Product basis in the Territory, the period from the First Commercial Sale of such Licensed Product until the last date on which such Licensed Product is Covered by a Valid Claim of a Theratechnologies Patent in the Territory.

1.107	“Sales Force” means all of the Sales Representatives and their direct supervisors and direct managers, in each case, who are employed by EMD Serono or one of its Affiliates or, if applicable, any Sublicensee.

1.108	“Sales Representative” means a sales representative employed by EMD Serono or any of its Affiliates or any Sublicensee in the Territory and whom EMD Serono or such Affiliate or any such Sublicensee has hired, using EMD Serono’s own recruiting and hiring standards, and who satisfies EMD Serono’s minimum qualifications for sales representatives. For the avoidance of doubt, “Sales Representative” shall not include any medical scientific personnel.

1.109	“Secondary Detail” means a Detail during which an Initial Licensed Product is the second product Detailed.

1.110	“Sell-Off Period” has the meaning set forth in Section 14.11.2(b)(vii).

1.111	“Serious Adverse Event” means (a) with respect to a Licensed Product or Additional Product that is subject to FDA’s Investigational New Drug safety reporting regulations, a “serious adverse drug experience” defined at 21 C.F.R. § 312.32, as the same may be amended from time to time, and (b) with respect to a Licensed Product or Additional Product that is subject to FDA’s New Drug Application post-marketing reporting regulations, a “serious adverse drug experience” defined at 21 C.F.R. § 312.80, as the same may be amended from time to time.

1.112	“Shared Development Costs” means all [REDACTED: Cost] in connection with any Development activities by or on behalf of Theratechnologies or any of its Affiliates (including any amounts paid to a Third Party acting on behalf of Theratechnologies or its Affiliates in connection with such activities) in connection with an Additional Product that is designated by EMD Serono as an Elected Additional Licensed Product, at any time[REDACTED: Term]

1.113	“Shared Regulatory Costs” means [REDACTED: Cost] in connection with any Regulatory Activities conducted by or on behalf of such Party or any of its Affiliates (including any amounts paid to a Third Party acting on behalf of such Party or its Affiliates in connection with such activities) in connection with an Additional Product that is designated by EMD Serono as an Elected Additional Licensed Product, at any time [REDACTED: Term]

1.114	“Short-dated Licensed Product” means any Licensed Product having an expiration date within [REDACTED: Term]

1.115	“Sole New Technology” has the meaning set forth in Section 10.3.1.

1.116	“Sponsor” in the context of a Clinical Trial or Phase IV Trial governed by the FDA, has the meaning set forth in 21 C.F.R. § 50 (“Protection of Human Subjects”), as the same may be amended from time to time.

1.117	“Sublicensee” means a Person to which EMD Serono has, pursuant to Section 2.2, granted sublicense rights under any of the license rights granted under Section 2.1.

1.118	“Term” has the meaning set forth in Section 14.1.

1.119	“Terminated Licensed Products” has the meaning set forth in Section 14.11.2(b)(ii).

1.120	“Termination Date” has the meaning set forth in Section 14.1.

1.121	“Territory” means the United States of America and its territories, including Puerto Rico and the District of Columbia.

1.122	“Thera Indication” has the meaning set forth in Section 3.7.

1.123	“Theratechnologies” has the meaning set forth in the Preamble of this Agreement.

1.124	“Theratechnologies Acquiring Party” has the meaning set forth in Section 14.9.2.

1.125	“Theratechnologies Indemnitees” has the meaning set forth in Section 13.1.

1.126	“Theratechnologies Know-How” means all Know-How Controlled by Theratechnologies as of the Effective Date and/or thereafter during the Term, in each case, related to the Compound and/or any Licensed Product.

1.127	“Theratechnologies Materials” means Materials Controlled by Theratechnologies as of the Effective Date and/or thereafter during the Term, in each case, related to the Compound and/or any Licensed Product.

1.128	“Theratechnologies Patents” means all Patent Rights, including the Patent Rights set forth on Schedule 1.128 hereto, Controlled by Theratechnologies as of the Effective Date and/or thereafter during the Term, in each case, related to the Compound and/or any Licensed Product.

1.129	“Third Party” means any Person other than Theratechnologies, EMD Serono or Affiliates of either of them.

1.130	“Third Party Action” has the meaning set forth in Section 10.10.1.

1.131	“Trademark” means each of the following Marks: (a) for use in connection with the Initial Licensed Product and under which the Initial Licensed Product will be Commercialized in the Territory, [REDACTED: Names], as designated by Theratechnologies pursuant to Section 2.5.1, (b) for use in connection with any Elected Additional Licensed Product and under which such Elected Additional Licensed Product will be Commercialized in the Territory, any Mark designated by Theratechnologies pursuant to Section 2.5.1 that is not confusingly similar to any Mark owned or licensed by EMD Serono or any of its Affiliates and (c) the Theratechnologies name and logo designated by Theratechnologies pursuant to Section 2.5.1.

1.132	“Trademark Use Guidelines” means those guidelines with respect to use of any Trademark by EMD Serono, its Affiliates and/or its Sublicensees, as applicable, in connection with the Commercialization of the Licensed Products in the Territory, as set out in Schedule 1.132 or as may be amended by the mutual written agreement of the Parties from time to time during the Term.

1.133	“Transfer Price” means [REDACTED: Description of transfer price]

1.134	“U.S. Product Website” has the meaning set forth in Section 2.5.7.

1.135	“USPTO” has the meaning set forth in Section 10.8.1.

1.136	“Valid Claim” means (a) a claim of a pending patent application within the Theratechnologies Patents and (b) a claim of an issued and unexpired Patent Right within the Theratechnologies Patents, in each case which has not lapsed or been revoked, abandoned or held unenforceable or invalid by a final decision of a court or governmental or supra-governmental agency of competent jurisdiction, unappealable or unappealed within the time allowed for appeal, and which has not been disclaimed, denied or admitted to be invalid or unenforceable through reissue, reexamination or disclaimer or otherwise.

ARTICLE 2

LICENSES AND TECHNOLOGY TRANSFER

2.1	Grant of Licensed Product License to EMD Serono. Subject to the rights retained by Theratechnologies pursuant to Section 2.6 and the other applicable terms and conditions of this Agreement, Theratechnologies hereby grants to EMD Serono an exclusive (even as to Theratechnologies, except as otherwise provided in this Section 2.1 and Section 2.5.1(c) and Section 2.6), royalty-bearing right and license (with the right to sublicense in accordance with Section 2.2) under the Licensed Technology:

(a)	to Commercialize the Licensed Products in the Territory (provided that EMD Serono shall not be deemed to have exceeded the scope of this right and license to the extent that Commercialization activities conducted by or on behalf of EMD Serono via the Internet or other global electronic means or methods targeted to Persons within the Territory may reach Persons outside of the Territory),

(b)	to make and have made the Licensed Products in the Territory,

(c)	to make and have made the Licensed Products outside the Territory solely for import, distribution and sale in the Territory (provided that such right and license to make and have made outside the Territory shall be non-exclusive and the exercise of such right and license shall be limited solely to within those countries, and subject to the terms and conditions, set forth in Schedule 2.1, which shall be amended from time to time to include additional countries in which Patent Rights are Controlled by Theratechnologies,

(d)	to import the Licensed Products into the Territory if delivery of such Licensed Products manufactured by Theratechnologies or its Manufacturing Designee or any of EMD Serono’s Affiliates or Sublicensees takes place outside the Territory,

(e)	upon Marketing Approval of a Licensed Product, to conduct Phase IV Trials and any post-Marketing Approval research and Development of such Licensed Product, including research and Development of additional Drug Devices for such Licensed Product,

(f)	(i) upon Marketing Approval of the Initial Licensed Product, to conduct Regulatory Activities for the Initial Licensed Product in the Territory, and (ii) upon designation of an Additional Product as an Elected Additional Licensed Product pursuant to Section 3.4.4, to conduct Regulatory Activities for such Elected Additional Licensed Product in the Territory, and

(g)	to use the Licensed Technology in the Territory in order for EMD Serono and its Affiliates and Sublicensees to exercise all other rights and obligations under this Agreement.

Notwithstanding the foregoing, the rights and licenses granted pursuant to this Section 2.1 shall, as between EMD Serono and Theratechnologies, be co-exclusive with respect to (x) the right to make and have made the Licensed Products in the Territory, provided that, upon EMD Serono’s election to manufacture or have manufactured a Licensed Product in accordance with Section 6.5, such right of Theratechnologies shall be limited to the right to make and have made such Licensed Product in the Territory for export, distribution and sale outside the Territory, and (y) the right to co-promote the Elected Additional Licensed Products pursuant to Section 5.1.3.

2.2

Grant of Sublicenses by EMD Serono. Subject to EMD Serono’s compliance with the requirements of this Section 2.2, from and after the First Commercial Sale of a Licensed Product in the Territory, EMD Serono shall have the right to grant sublicenses (which right shall not include the right to grant further sublicenses) of the rights and licenses granted in Section 2.1 with respect to a Licensed Product and of the rights and licenses granted in Section 2.5.1 with respect to Trademarks to (a) any Affiliate of EMD Serono with prior written notice to Theratechnologies (provided that in the event such Person is no longer an Affiliate of EMD Serono, any sublicense granted to such Person shall automatically and immediately terminate (unless EMD Serono has obtained the prior written consent of Theratechnologies in accordance with the following subsection (b))), and (b) any Person other than an Affiliate of EMD Serono with the prior written consent of Theratechnologies, which consent, (i) if requested by EMD Serono at any time from and after the Effective Date until the expiration of [REDACTED: Term] following the First Commercial Sale of such Licensed Product, may be granted or denied in the sole discretion of Theratechnologies, and (ii) if requested by EMD Serono [REDACTED: Term] with respect to such Licensed Product, shall not be unreasonably withheld, delayed or conditioned. The granting by EMD Serono of a sublicense to an Affiliate or Third Party (including any contract manufacturer) shall not relieve EMD Serono of any of its obligations under this Agreement, and EMD Serono shall remain primarily liable and responsible for all acts and omissions of such Sublicensees as if they were acts or omissions of EMD Serono under this Agreement. EMD Serono shall (i) ensure that all Sublicensees are bound by valid and enforceable written agreements that are not inconsistent with, and which shall include and be subject to, all of the applicable terms and conditions set out in this Agreement, including all applicable obligations, covenants and agreements of EMD Serono (regardless of whether an obligation, covenant or agreement set forth herein refers only to EMD Serono or its Affiliates or also references its Sublicensees), (ii) provide within [REDACTED: Term] of execution of any sublicense agreement (and any amendments thereto) a copy thereof to Theratechnologies; provided that EMD Serono may redact therefrom any financial terms or other similar type of information, and (iii) to the extent necessary to cure or prevent a breach of EMD Serono under this Agreement, enforce all material terms and conditions of any such sublicense agreements. For the avoidance of doubt, no Sublicensee of EMD Serono shall have the right to grant further sublicenses of the rights and licenses under this Agreement sublicensed by EMD Serono to such Sublicensee.

2.3	Additional Product Option. Subject to Theratechnologies’ termination right under Section 14.5 and Theratechnologies’ Buy-Back Right under Section 14.6, Theratechnologies hereby grants to EMD Serono an exclusive option with respect to each Additional Product, exercisable by EMD Serono solely during the Additional Product Option Period for such Additional Product, to license-in, at its sole discretion, any one or more Additional Products in the Territory in accordance with the terms and conditions set forth in Section 3.4 (the “Additional Product Option”). The Parties shall list each Elected Additional Licensed Product on Schedule 2.3, which schedule shall be amended, modified or otherwise supplemented from time to time by the Parties during the Term.

2.4

Technology Transfer. Within a reasonable period of time (and not to exceed [REDACTED: Term] after the Effective Date for the Initial Licensed Product, and within [REDACTED: Term] after the Additional Product Designation Date for each Elected Additional Licensed Product, Theratechnologies and EMD Serono will consult with each other in good faith to identify in writing those items of Theratechnologies Know-How and Theratechnologies Materials that the Parties identify as necessary or useful for the Commercialization of such Licensed Product in the Territory in connection with EMD Serono’s exercise of its rights and obligations under this Agreement. With respect to the Initial Licensed Product, as promptly as reasonably practicable after the Effective Date and the identification in writing by EMD Serono of items from the list prepared by the Parties pursuant to the foregoing sentence (but in no event more than [REDACTED: Term] after such items are identified by EMD Serono to Theratechnologies in writing), and with respect to any Elected Additional Licensed Product, within [REDACTED: Term] after the Additional Product Designation Date for such Elected Additional Licensed Product and the identification in writing by EMD Serono of items from the list prepared by the Parties pursuant to the foregoing sentence (but in no event more than [REDACTED: Term] after such items are identified by EMD Serono to Theratechnologies in writing), Theratechnologies will provide to EMD Serono, at Theratechnologies’ cost and expense, a copy of all such items of Theratechnologies Know-How and Theratechnologies Material identified by EMD Serono. Thereafter, during the Term, Theratechnologies shall provide to EMD Serono a copy of any other Theratechnologies Know-How or Theratechnologies Materials that become Controlled by Theratechnologies after the Effective Date that are reasonably identified by EMD Serono to Theratechnologies in writing and are reasonably required by EMD Serono to Commercialize the Licensed Products in the Territory in connection with EMD Serono’s exercise of its rights and obligations under this Agreement. In addition and without limiting the foregoing, Theratechnologies shall, at Theratechnologies’ cost and expense, make certain of its employees who are knowledgeable about the Licensed Products or the Licensed Technology reasonably available to EMD Serono for scientific and technical explanations, advice and related on-site support, if and to the extent reasonably requested by EMD Serono and required to Commercialize the Licensed Products in the Territory in connection with EMD Serono’s exercise of its rights and obligations under this Agreement. For the avoidance of doubt, all such Theratechnologies Know-How and Theratechnologies Material provided to EMD Serono and all information and materials (in whatever form or medium) disclosed by or on behalf of Theratechnologies hereunder, including during any such on-site support, shall be and remain Theratechnologies’ Confidential Information, subject to the terms and conditions of ARTICLE 11.

2.5	Trademarks.

2.5.1.	Trademarks.

(a)	Ownership. As between the Parties, EMD Serono hereby acknowledges and agrees that, subject to the license granted to EMD Serono pursuant to this Section 2.5.1, as between the Parties, Theratechnologies shall own all right, title and interest in and to, and shall otherwise Control, all Trademarks designated by Theratechnologies used on or in connection with the Licensed Products in the Territory and that the ownership and all goodwill arising from the use of such Trademarks in the Territory shall vest in and inure to the sole benefit of Theratechnologies.

(b)	Designation of Trademarks. Theratechnologies shall, after consultation with EMD Serono, have the sole right to designate a Trademark to be used in connection with the Commercialization of a Licensed Product in the Territory; provided that Theratechnologies shall use Commercially Reasonable Efforts to make such designation no later than [REDACTED: Term] prior to the anticipated Marketing Approval for such Licensed Product; provided further that, without EMD Serono’s written consent, Theratechnologies shall not designate any Trademark for a Licensed Product if a URL and Web-address for a website containing solely such Trademark is not available in the Territory.

(c)	Grant of Trademark License. Subject to the rights retained by Theratechnologies pursuant to Section 2.6, Theratechnologies’ right to co-promote the Licensed Products pursuant to Section 5.1.3 and the other applicable terms and conditions of this Agreement, Theratechnologies hereby grants to EMD Serono, and EMD Serono hereby accepts an exclusive (even as to Theratechnologies) license with the right to grant sublicenses in accordance with Section 2.2, (a) to use the Trademarks to Commercialize the Licensed Products in the Territory, including the use of the Trademarks in a US Product Website or a website of EMD Serono or its Affiliates in the Territory, and (b) to use the Trademarks to perform the obligations and exercise rights of EMD Serono and its Affiliates and Sublicensees in the Territory under this Agreement. Notwithstanding anything contained herein, Theratechnologies shall not be deemed to have violated the rights and licenses granted to EMD Serono pursuant to this Section 2.5.1 or Section 2.1 to the extent that commercialization activities conducted by or on behalf of Theratechnologies or its Affiliates via the Internet or other global electronic means or methods targeted to Persons outside of the Territory may reach Persons within the Territory.

2.5.2.	Trademark Use Guidelines. EMD Serono shall comply with the Trademark Use Guidelines and shall ensure that any and all use of any Trademark by EMD Serono or any of its Affiliates or Sublicensees hereunder, including in any Promotional Materials or Product Labels and Inserts or the U.S. Product Website, in whatever form or medium, shall be in accordance with the Trademark Use Guidelines.

2.5.3.	Certain Obligations of EMD Serono.

(a)	EMD Serono shall not use, and shall ensure that its Affiliates and Sublicensees, as applicable, shall not use, any trademark other than the Trademarks to identify the Licensed Products in connection with the Commercialization of the Licensed Products in the Territory. EMD Serono shall not, and shall ensure that its Affiliates (and, if applicable, its Sublicensees) shall not, without Theratechnologies’ prior written consent, directly or indirectly, make any use of the Trademarks, or any Mark which is confusingly similar thereto, as part of a corporate or trade name or in connection with any product or service, other than as permitted under this Agreement with respect to a Trademark in connection with the Initial Licensed Product or an Elected Additional Licensed Product for which it was designated hereunder by Theratechnologies pursuant to Section 2.5.1.

(b)	As between the Parties, except as provided in Section 2.5.7 with respect to the Internet domain name registrations for the US Product Website, Theratechnologies shall have the sole right and obligation, at its cost and expense, to obtain and maintain any registration, or other form of protection, for the Trademarks for use in connection with the Licensed Products in the Territory. EMD Serono shall not, and shall ensure that its Affiliates (and if applicable, its Sublicensees), shall not, directly or indirectly, (i) challenge the ownership, use, registration (or registerability), validity or enforceability of any Trademark (including through any opposition or cancellation proceeding), or (ii) after designation of a Trademark by Theratechnologies of a Trademark for use in the Commercialization of a Licensed Product pursuant to Section 2.5.1, use or seek to file or register or acquire any Mark which is the same as, or confusingly similar to, such Trademark.

(c)	EMD Serono, at Theratechnologies’ cost and expense, shall take such actions and provide such assistance as Theratechnologies may reasonably request from time to time, in connection with Theratechnologies filing, prosecuting or otherwise in connection with seeking any registration for any of the Trademarks for the Licensed Products in the Territory, and as may be reasonably necessary for Theratechnologies to renew, maintain, protect or enforce, any such Trademark or any pending application for registration or any registration therefor (including the filing of any applications for registration of any Trademark for use in connection with the Licensed Products in the Territory).

(d)	Notwithstanding anything in this Agreement to the contrary, EMD Serono and its Affiliates shall be permitted to use its names, trade dress and other Marks together with the Trademarks in connection with the Commercialization of the Licensed Products in the Territory. For the avoidance of doubt, EMD Serono may Commercialize the Licensed Products with the EMD Serono name, color scheme and trade dress, provided that it also includes the applicable designated Trademark of Theratechnologies.

2.5.4.

Quality Control. If and as may be reasonably requested by Theratechnologies and necessary for it to maintain and exercise quality control over the use of any Trademarks (including to ensure compliance with the Trademark Use Guidelines) and to protect the goodwill associated therewith, EMD Serono shall (and, if applicable, shall ensure that its Affiliates and Sublicensees shall), at Theratechnologies’ cost and expense, provide representative specimens to Theratechnologies of the Licensed Products not being supplied by or on behalf of Theratechnologies to EMD Serono, and representative specimens of materials that include any Trademark (including, if requested by Theratechnologies,

Product Labels and Inserts and Promotional Materials). If after reviewing such representative specimens, Theratechnologies has a reasonable concern regarding the quality of any Licensed Products not being supplied by or on behalf of Theratechnologies to EMD Serono, or any materials that include any Trademark, Theratechnologies will notify EMD Serono in writing and EMD Serono shall (and if applicable, shall ensure that its Affiliates and Sublicensees shall) take reasonable steps to address such concern.

2.5.5.	Inclusion of Name on Product, Labels and Inserts. All Product Labels and Inserts (including all packaging) for the Licensed Products shall, solely if and to the extent required by applicable Law, (a) display the name of (i) Theratechnologies as owner and licensor of the applicable Theratechnologies Patents, (ii) the applicable manufacturer, (iii) EMD Serono and/or its Affiliates and Sublicensees as distributor and licensee, and (iv) the Licensed Product and Trademark thereof, and (b) provide that the applicable Theratechnologies Patents are under license to EMD Serono by Theratechnologies, in a form and manner approved by Theratechnologies (such approval not to be unreasonably withheld, delayed or conditioned). For the avoidance of doubt, solely if and to the extent required by applicable trademark Law, the foregoing shall not limit EMD Serono’s obligation to include on any materials bearing the Trademark (in whatever form or medium), a notice in the form of a brief statement or legend providing that the applicable Trademarks are under license to EMD Serono by Theratechnologies, in a form and manner approved by Theratechnologies (such approval not to be unreasonably withheld, delayed or conditioned) and consistent with the Trademark Use Guidelines.

2.5.6.	Survival of Trademark License. Except as and to the extent set forth in Section 14.11.2, the license to the Trademarks granted pursuant to Section 2.5.1 shall automatically terminate upon termination of this Agreement pursuant to ARTICLE 14 and, thereafter, EMD Serono shall have no right to use any Trademark or any Mark that is confusingly similar to any Trademark as determined by applicable trademark Law.

2.5.7.

Product Websites. EMD Serono shall have the exclusive right in its discretion to maintain the website targeted to the Territory for any Licensed Product during the Term to be located at a URL or web-address to be mutually agreed upon by the Parties (the “US Product Website”). If Theratechnologies maintains a website for the Licensed Products outside of the Territory (the “Ex-US Product Website”), then the US Product Website shall include a hyperlink to the Ex-US Product Website. If EMD Serono maintains a US Product Website, then the Ex-US Product Website shall include a hyperlink to the US Product Website. Not later than [REDACTED: Term] following Marketing Approval of any Licensed Product, Theratechnologies shall transfer to EMD Serono, at EMD Serono’s cost and expense, the Internet domain name registrations owned by Theratechnologies or its Affiliates for the US Product Website for such Licensed

Product. Theratechnologies, at its cost and expense, shall apply for and own the Internet domain name registration for the Ex-US Product Website. The Parties acknowledge and agree that EMD Serono shall, as between the Parties, have the right to apply for, own and use, as the URL or Web-address for the US Product Website for any Licensed Product the following: www.[Trademark for such Licensed Product].com; provided that EMD Serono’s use of any such Internet domain name and any other Trademark in connection with the US Product Website (including in the URL or web-address for such website) shall be subject to the terms of the license granted to EMD Serono pursuant to Section 2.5.1 and EMD Serono’s obligations with respect thereto.

2.6	Theratechnologies Retained Rights. Theratechnologies hereby retains any and all rights which are not expressly granted to EMD Serono under this Agreement and no licenses are granted by Theratechnologies to EMD Serono under this Agreement except to the extent expressly set forth in Sections 2.1 and 2.5.1. For the avoidance of doubt, Theratechnologies hereby retains, on behalf of itself and its Affiliates, all rights, including under the Licensed Technology and the Trademarks, necessary to perform Theratechnologies’ obligations and exercise its rights under this Agreement. Such rights retained by Theratechnologies may be exercised (a) if and as determined by Theratechnologies in its sole discretion, and (b) if so determined, by Theratechnologies, either itself or with or through any Third Party, or by Theratechnologies’ Affiliates, either themselves or with or through any Third Party which may in turn include the right to grant further sublicenses.

2.7	Theratechnologies Non-Compete. During the Term of this Agreement, except as expressly permitted under this Agreement and subject to Section 14.9.2, neither Theratechnologies nor any of its Affiliates shall, directly or indirectly, commercialize any Competing Product in the Territory.

ARTICLE 3

DEVELOPMENT ACTIVITIES

3.1

Development of Initial Licensed Product. As between the Parties, Theratechnologies shall have sole control over and decision-making authority with respect to any and all Development related to the Initial Licensed Product up to and until Marketing Approval. Theratechnologies shall use Commercially Reasonable Efforts to (a) Develop the Initial Licensed Product in conformity with the Minimum Target Product Profile, and (b) obtain Marketing Approval thereof at the earliest practicable date. Until Marketing Approval of the Initial Licensed Product, Theratechnologies shall keep EMD Serono reasonably informed through the JDC of the Development of the Initial Licensed Product, and provide such additional information related to the Initial Licensed Product as may be reasonably requested by EMD Serono at Theratechnologies’ sole cost and expense. Upon Marketing Approval of the Initial Licensed Product, EMD Serono shall be responsible for conducting or having conducted any Phase IV Trials and the exclusive right, but not the obligation, to conduct or have conducted any post-Marketing Approval research and Development of the Initial Licensed Product, including research and Development of Drug Devices for the Initial Licensed Product. For the avoidance of doubt, upon Marketing Approval of an Initial Licensed Product, (i) EMD Serono or any of its Affiliates, either itself or with or through a Third Party, shall have the sole right to conduct any and all Development related to the Initial Licensed Product, and (ii) as between the Parties, EMD Serono shall have sole control over and decision-making authority with respect to any and all Development related to the Initial Licensed Product.

3.2	Development of New Formulation. As between the Parties, Theratechnologies shall have sole control over and decision-making authority with respect to any and all Development related to the Compound for the New Formulation up to and until Marketing Approval. Theratechnologies shall use Commercially Reasonable Efforts to (a) Develop the New Formulation and (b) obtain Marketing Approval thereof at the earliest practicable date; provided that Theratechnologies shall not have any obligation to continue any such Development of the New Formulation after Theratechnologies [REDACTED: Amount] in connection with such Development activities during the period from and after the Execution Date, unless EMD Serono requests (in EMD Serono’s sole discretion) that Theratechnologies continue to Develop the New Formulation and agrees in writing to reimburse Theratechnologies for [REDACTED: Percentage] of the costs of such further Development pursuant to Section 3.3. If EMD Serono requests and agrees in writing [REDACTED: Cost], then Theratechnologies shall continue to use Commercially Reasonable Efforts to Develop the New Formulation and obtain Marketing Approval thereof at the earliest practicable date; provided that, unless otherwise mutually agreed in writing by the Parties, Theratechnologies shall not have any obligation to continue any such Development of the New Formulation [REDACTED: Cost] during the period from and after the Execution Date.

3.3	Development Costs for Initial Licensed Product and New Formulation.

3.3.1

Theratechnologies shall be responsible for all costs associated with: (a) the Development of the Initial Licensed Product up to and until Marketing Approval; and (b) the Development of the New Formulation [REDACTED: Amount] during the period from and after the Execution Date. If EMD Serono requests that Theratechnologies continue to Develop the New Formulation and agrees in writing [REDACTED: Cost] with any further Development activities relating to the New Formulation by or on behalf of Theratechnologies or any of its Affiliates (including any amounts paid to a Third Party acting on behalf of Theratechnologies or its Affiliates in connection with such activities) above [REDACTED: Cost] within [REDACTED: Term] after receipt of an invoice for such costs from Theratechnologies (unless the amount of such invoice is then the subject of a good faith dispute between the Parties (provided that all amounts not in dispute have been paid in full)); provided further that Theratechnologies shall use Commercially Reasonable Efforts to keep the costs of such

Development activities within a budget mutually agreed upon by the Parties and Theratechnologies shall keep and maintain complete and accurate books and records of such costs sufficient to verify such costs to the extent Theratechnologies seeks reimbursement therefor from EMD Serono pursuant to this Section 3.3.

3.3.2	Upon Marketing Approval of the Initial Licensed Product, EMD Serono shall be responsible for all costs associated with Phase IV Trials and other post-Marketing Approval research and Development with respect to the Initial Licensed Product; provided that Theratechnologies shall reimburse EMD Serono for [REDACTED: Cost] all Phase IV Trials and any other post-Marketing Approval research and Development (other than the cost of any post-Marketing Approval safety registries, for which EMD Serono shall be solely responsible) with respect to the Initial Licensed Product that was required by the FDA and that Theratechnologies commits to conduct as a condition to obtaining Marketing Approval of the Initial Licensed Product within [REDACTED: Term] after receipt of an invoice for such costs from EMD Serono (unless the amount of such invoice is then the subject of a good faith dispute between the Parties (provided that all amounts not in dispute have been paid in full)) (unless the Parties mutually agree in writing that Theratechnologies shall conduct post-Marketing Approval research and Development at Theratechnologies’ sole cost and expense); provided further that the Party conducting such post-Marketing Approval research and Development shall use Commercially Reasonable Efforts to conduct such post-Marketing Approval research and Development, and if EMD Serono is the Party conducting such post-Marketing Approval research and Development, EMD Serono shall use Commercially Reasonable Efforts to (a) keep costs within a budget mutually agreed upon by the Parties for such research and Development and (b) keep and maintain complete and accurate books and records of such costs sufficient to verify such costs to the extent EMD Serono seeks reimbursement therefor from Theratechnologies pursuant to this Section 3.3. The Parties will discuss and attempt to resolve in good faith any and all disputed amounts within a reasonable period of time.

3.4	Development of Additional Products and Elected Additional Licensed Products.

3.4.1.

Development of Additional Products. Subject to Section 3.4.5, as between the Parties, Theratechnologies shall have sole control over and decision-making authority with respect to any and all Development related to any Additional Product up to and until Marketing Approval; provided that nothing contained herein shall obligate Theratechnologies or any of its Affiliates to conduct or to continue any Development or any other activities with respect to any Additional Product. If Theratechnologies or any Affiliate acquires or otherwise obtains any Patent Rights, Know-How or Materials from a Third Party related to a Licensed Product or Additional Product, then Theratechnologies shall use its

Commercially Reasonable Efforts to obtain the right to grant a sublicense under such Patent Rights, Know-How or Materials to EMD Serono pursuant to Section 2.1. If Theratechnologies or any of its Affiliates conducts or continues any Development with respect to any Additional Product in the Territory, then Theratechnologies shall use its Commercially Reasonable Efforts to Develop such Additional Product free of any Third Party intellectual property rights that cannot be licensed to EMD Serono pursuant to Section 2.1. Upon designation by EMD Serono of such Additional Product as an Elected Additional Licensed Product, Development of such Elected Additional Licensed Product shall be conducted in accordance with Section 3.4.5. Until expiration of the Additional Product Option Period with respect to an Additional Product, Theratechnologies shall keep EMD Serono reasonably informed of the Development of each such Additional Product through the JDC and provide such additional information related to any Additional Product as may be reasonably requested by EMD Serono at Theratechnologies’ sole cost and expense.

3.4.2.	Presentation of Additional Product. After completion of [REDACTED: Term] for an Additional Product and not later than [REDACTED: Term] prior to [REDACTED: Term] for such Additional Product, Theratechnologies shall present such Additional Product to the JDC for determination as to whether such Additional Product should be included under this Agreement. Any such presentation shall be made to the JDC during a regularly scheduled Joint Development Committee meeting. Theratechnologies’ presentation shall include the following elements: [REDACTED: Description of elements]

3.4.3.	Review and Recommendation Process. After Theratechnologies presents an Additional Product for further Development to the Joint Development Committee pursuant to Section 3.4.2, the Joint Development Committee shall either make a non-binding recommendation to each of Theratechnologies and EMD Serono regarding whether such Additional Product should be developed under this Agreement, or indicate that the Joint Development Committee has not been able to make a recommendation. Such recommendation or indication shall be contained in the final minutes to be issued within [REDACTED: Term] of such meeting. Any recommendation made by the Joint Development Committee shall be by unanimous vote at a meeting at which at least one representative for each of Theratechnologies and EMD Serono must be present (whether in person or by telephone or videoconference), or unanimous written consent of both Parties.

3.4.4.

Designation of Elected Additional Licensed Product. Within [REDACTED: Term] after the date of issuance of the JDC meeting final minutes with respect to the further Development of any Additional Product (such period of time, with respect to each Additional Product, the “Additional Product Option Period”), EMD Serono shall have the exclusive right to exercise its Additional Product Option with respect to such Additional Product by sending a written notice to

Theratechnologies during the Additional Product Option Period for such Additional Product, which notification to Theratechnologies designates such Additional Product as an Elected Additional Licensed Product. Upon such designation by EMD Serono in its notice sent to Theratechnologies during the Additional Product Option Period for such Additional Product, and payment by EMD Serono to Theratechnologies of [REDACTED: Cost] Sections 3.5 and 4.1 (the date of such designation, the “Additional Product Designation Date”), such Additional Product shall automatically and immediately be included as an “Elected Additional Licensed Product” under this Agreement. Notwithstanding the foregoing, if and to the extent EMD Serono is required to obtain Regulatory Approvals under applicable Laws in order for EMD Serono to obtain an exclusive license in connection with the exercise of the Additional Product Option with respect to such Elected Additional Licensed Product (including any required Regulatory Approvals under, or the expiration of any waiting periods under, the HSR Act), then the exercise of such Additional Product Option by EMD Serono with respect to such Elected Additional Licensed Product and EMD Serono obtaining rights in such Elected Additional Licensed Product shall not be effective until EMD Serono, at its cost and expense, obtains such required Regulatory Approvals. Until the expiration of the Additional Product Option Period with respect to such Additional Product, Theratechnologies shall not grant any rights in any Additional Product to any Third Party that would prevent Theratechnologies from presenting such Additional Product to EMD Serono or that would prevent EMD Serono from exercising its full rights with respect thereto, including EMD Serono’s rights to Commercialize such Additional Product, as a Licensed Product hereunder. For the avoidance of doubt, the decision-making procedure set forth in Section 3.6.4 shall not apply in the context of a presentation by Theratechnologies to the JDC of an Additional Product that EMD Serono has the right to elect as an Elected Additional Licensed Product during the Additional Product Option Period.

3.4.5.	Development of Elected Additional Licensed Products. Upon designation by EMD Serono of an Additional Product as an Elected Additional Licensed Product, all decisions with respect to Development of such Elected Additional Licensed Product will be made by the JDC in accordance with Section 3.6.4 as of and after the Additional Product Designation Date up to and until Marketing Approval of such Elected Additional Licensed Product. Upon Marketing Approval of an Elected Additional Licensed Product, (a) EMD Serono or any of its Affiliates, either itself or with or through a Third Party, shall have the sole right to conduct any and all Development related to such Elected Additional Licensed Product, and (b) as between the Parties, EMD Serono shall have sole control over and decision-making authority with respect to any and all Development related to such Elected Additional Licensed Product.

3.5	Development Costs for Additional Products and Elected Additional Licensed Products. Theratechnologies shall be responsible for all costs and expenses associated with the Development of Additional Products up to and until Marketing Approval for such Additional Product; provided that upon designation by EMD Serono of an Elected Additional Licensed Product pursuant to Section 3.4.4, EMD Serono shall reimburse Theratechnologies for [REDACTED: Cost] incurred (x) prior to and [REDACTED: Term] in connection with such Elected Additional Licensed Product (including, for the avoidance of doubt, [REDACTED: Cost] in accordance with Section 3.4.2) upon the [REDACTED: Term], and (y) after [REDACTED: Term] in connection with such Elected Additional Licensed Product , on [REDACTED: Term] after receipt of an invoice for such costs from Theratechnologies (unless the amount of such invoice is then the subject of a good faith dispute between the Parties (provided that all amounts not in dispute have been paid in full)). Theratechnologies shall use Commercially Reasonable Efforts to conduct any such Development in accordance with a budget approved by the JDC and shall keep and maintain complete and accurate books and records of such [REDACTED: Cost] to the extent Theratechnologies seeks reimbursement therefor from EMD Serono pursuant to this Section 3.5. Upon Marketing Approval of an Elected Additional Licensed Product, EMD Serono shall be responsible for all costs and expenses of all Phase IV Trials and any other post-Marketing Approval research and Development for such Elected Additional Licensed Product; except that, with respect to any Phase IV Trials or other post-Marketing Approval research and Development with respect to such Elected Additional Licensed Product that was required by the FDA as a condition to obtaining Marketing Approval of such Elected Additional Licensed Product, Theratechnologies shall either (i) if consented to by EMD Serono in writing, conduct such post-Marketing Approval research and Development at Theratechnologies’ cost and in such event, EMD Serono shall reimburse Theratechnologies for [REDACTED: Cost] of such post-Marketing Approval research and Development on [REDACTED: Term], or (ii) reimburse EMD Serono for [REDACTED: Cost] incurred by or on behalf of EMD Serono in connection with such post-Marketing Approval research and Development (other than the cost of any post-Marketing Approval safety registries, for which EMD Serono shall be solely responsible), in each case, within [REDACTED: Term] after receipt of an invoice for such costs from the Party conducting such post-Marketing Approval research and Development (unless the amount of such invoice is then the subject of a good faith dispute between the Parties (provided that all amounts not in dispute have been paid in full)). The Party conducting such post-Marketing Approval research and Development shall use Commercially Reasonable Efforts to conduct such post-Marketing Approval research and Development in accordance with a budget approved by the JDC and shall keep and maintain complete and accurate books and records of such costs to the extent such Party seeks reimbursement therefor from the other Party pursuant to this Section 3.5. The Parties will discuss and attempt to resolve in good faith any and all disputed amounts within a reasonable period of time.

3.6	Joint Development Committee. The Development of the Initial Licensed Product and any Elected Additional Licensed Product after the Additional Product

Designation Date, and up to and until Marketing Approval, for such Elected Additional Licensed Product shall be overseen during the Term by a joint development committee composed of [REDACTED: Number] representatives from each Party (the “Joint Development Committee” or “JDC”). The JDC shall be established promptly following the Effective Date, and shall be responsible for: (a) making recommendations as to whether any Additional Product presented by Theratechnologies should be included under this Agreement, and (b) following the Additional Product Designation Date with respect to any Elected Additional Licensed Product, creating a development plan outlining the overall development activities and budget therefor for each Elected Additional Licensed Product up to and until Marketing Approval of such Elected Additional Licensed Product and updating the same submitted by Theratechnologies on an at least annual basis (the “Development Plan”). The JDC shall operate in a manner consistent with this Agreement.

3.6.1.	Membership. Each Party shall designate [REDACTED: Number] representatives drawn from the ranks of senior management of each Party on the JDC within [REDACTED: Term] after the Effective Date by giving written notice to the other Party. The Parties shall notify one another in writing of any change in its representatives to the JDC. An alternate representative designated by a Party in advance of any JDC meeting may serve temporarily in the absence of a permanent representative of the JDC for such Party.

3.6.2.	JDC Chairperson. A representative from Theratechnologies shall be the chairperson of the JDC. The chairperson shall establish the agenda for all JDC meetings after consultation with a representative of EMD Serono and shall send notice of such meetings, including the agenda therefore to all JDC representatives; provided that either Party may request that specific items be included in the agenda and may request that additional meetings be scheduled as needed.

3.6.3.

Meetings. The first meeting of the JDC shall occur within [REDACTED: Term] of the Effective Date, and thereafter shall be held no more frequently than once each Calendar Quarter at such times and places as shall be determined by the chairperson (including by videoconference or teleconference), but in no event shall such meetings be held in person more frequently than once every twelve (12) months, unless otherwise agreed by the Parties. The Party hosting any JDC meeting (or, in the case of JDC meetings held by videoconference or teleconference, the Party arranging for such videoconference or teleconference) shall appoint one person (who need not be a representative of the JDC) to attend the meeting as a secretary. The secretary shall prepare, within [REDACTED: Term] after each meeting, the minutes reporting in reasonable detail the actions taken by the JDC, issues requiring resolution and resolutions of previously reported issues. Such minutes shall be circulated to the representatives of the JDC promptly following the meeting for review, comment and approval. If no comments are received by the secretary from a Party within [REDACTED: Term] of the receipt of the minutes by a Party, they shall be deemed to be approved by such Party.

3.6.4.	Decision Making. As a general principle, the JDC will operate by consensus with each Party collectively having one vote; provided, however, that at least one (1) representative for each of Theratechnologies and EMD Serono must be present (whether in person or by telephone or videoconference) for a meeting of the Joint Development Committee to take place and for any decision to be made. In the event that the JDC representatives do not reach consensus with respect to a matter that is within the purview of the JDC within [REDACTED: Term] after they have met and attempted to reach such consensus, the matter shall be referred for resolution to the Chief Executive Officer of Theratechnologies and the Chief Executive Officer of EMD Serono for their consideration and agreement. If such executive officers of the Parties are unable to agree after negotiation in good faith, or either Party’s Chief Executive Officer does not participate, within [REDACTED: Term] of the submission of such matter to each Party’s Chief Executive Officer, then the matter shall be resolved in accordance with Theratechnologies’ position. All decisions made pursuant to and in accordance with this Section 3.6.4 shall be final and binding on the Parties and shall not be subject to review pursuant to ARTICLE 15.

3.6.5.	Expenses. Each Party shall bear all expenses of its representatives related to their participation in the Joint Development Committee.

3.7	Theratechnologies Indications. Upon expiration of the Additional Product Option Period with respect to any Additional Product, Theratechnologies or any of its Affiliates, either itself or with or through a Third Party, shall have the right at its discretion and cost to develop and commercialize within and outside the Territory any Additional Product that EMD Serono has declined or failed to designate as an Elected Additional Licensed Product during the Additional Product Option Period for such Additional Product in accordance with Section 3.4.4 (each, a “Thera Indication”) without any obligation to EMD Serono or otherwise hereunder. For the avoidance of doubt, EMD Serono shall not have any rights under this Agreement with respect to a Thera Indication. Theratechnologies shall [REDACTED: Obligations for sale of a Thera Indication]

3.8	No Guarantee of Marketing Approval. Without limiting the obligations of Theratechnologies in this ARTICLE 3 or any other provision in this Agreement or any of EMD Serono’s rights under this Agreement, EMD Serono acknowledges and agrees that Theratechnologies does not guarantee that the Development of the Initial Licensed Product, any Additional Product or the New Formulation shall be successful or that Marketing Approval will be obtained for the Initial Licensed Product, any Additional Product or the New Formulation in the Territory.

ARTICLE 4

REGULATORY MATTERS

4.1	Regulatory Activities.

4.1.1	By Theratechnologies. Theratechnologies shall be responsible, at its sole cost and expense (except as provided below in this Section 4.1), for all Regulatory Activities related to (a) and shall use Commercially Reasonable Efforts to obtain Regulatory Approval for, the Initial Licensed Product until Marketing Approval thereof, and (b) each Additional Product until designation of such Additional Product as an Elected Additional Licensed Product pursuant to Section 3.4.4. Theratechnologies shall use Commercially Reasonable Efforts to obtain Regulatory Approval for, and shall be responsible, at its sole cost, for all Regulatory Activities related to the New Formulation; provided that Theratechnologies shall not have any obligation to continue any such Regulatory Activities related to the New Formulation if Theratechnologies has no further obligation to continue the Development activities related to the New Formulation pursuant to Section 3.2, unless EMD Serono [REDACTED: Cost] such Development activities pursuant to Section 3.2, in which case Theratechnologies’ obligations under this Section 4.1 with respect to the New Formulation shall continue until such time [REDACTED: Cost] during the period from and after the Execution Date, after which point the obligations of Theratechnologies to continue such Development work shall be subject to the mutual written agreement of the Parties. Theratechnologies shall consult with and provide EMD Serono with an opportunity to review and comment on any proposed Regulatory Filing with respect to any Licensed Product reasonably in advance of its submission and to participate in any communication with the FDA according to Section 4.4.

4.1.2	By EMD Serono. EMD Serono shall (a) use Commercially Reasonable Efforts to obtain Regulatory Approval for, and shall be responsible for all Regulatory Activities related to, any Elected Additional Licensed Product following the Additional Product Designation Date, and (b) be responsible for all Regulatory Activities related to the Licensed Products following Marketing Approval thereof. Prior to Marketing Approval of an Elected Additional Licensed Product, EMD Serono shall consult with and provide Theratechnologies with an opportunity to review and comment on any proposed Regulatory Filing with respect to any Elected Additional Licensed Products reasonably in advance of its submission and to participate in any communication with the FDA according to Section 4.4. Consistent with Commercially Reasonable Efforts, Theratechnologies shall assist EMD Serono, its Affiliates and any EMD Serono Sublicensee in the preparation and filing of any Regulatory Filings with respect to the Licensed Products, if reasonably requested by EMD Serono, and at EMD Serono’s cost and expense.

4.1.3	Costs of Regulatory Activities.

(a)	Prior to Marketing Approval. Upon designation by EMD Serono of an Elected Additional Licensed Product, EMD Serono shall reimburse Theratechnologies for [REDACTED: Cost] incurred prior to and through the [REDACTED: Term]. From and after the [REDACTED: Term] of such Elected Additional Licensed Product, Theratechnologies shall reimburse EMD Serono for [REDACTED: Cost] such Elected Additional Licensed Product on [REDACTED: Term] after receipt of an invoice for such costs from EMD Serono (unless the amount of such invoice is then the subject of a good faith dispute between the Parties (provided that all amounts not in dispute have been paid in full)). The Parties will discuss and attempt to resolve in good faith any and all disputed amounts within a reasonable period of time. Each Party shall keep and maintain complete and accurate books and records of such [REDACTED: Cost] incurred by such Party to the extent such Party seeks reimbursement therefor from the other Party pursuant to this Section 4.1.

(b)	After Marketing Approval. Upon Marketing Approval of a Licensed Product, EMD Serono shall be responsible for all costs and expenses of all Regulatory Activities for such Licensed Product; provided that Theratechnologies shall reimburse EMD Serono for [REDACTED: Cost] incurred by EMD Serono in connection with Regulatory Activities for such Licensed Product that were required by the FDA under applicable Law as a condition to obtaining Marketing Approval of such Elected Additional Licensed Product; and provided further that EMD Serono shall use Commercially Reasonable Efforts to keep costs within a budget mutually agreed upon by the Parties for such Regulatory Activities and shall keep and maintain complete and accurate books and records of such costs sufficient to verify such costs to the extent EMD Serono seeks reimbursement therefor from Theratechnologies pursuant to this Section 4.1. Within [REDACTED: Term] during the Term, EMD Serono shall submit to Theratechnologies an invoice for Theratechnologies’ share of such costs and expenses for Regulatory Filings incurred by EMD Serono [REDACTED: Term], and Theratechnologies shall pay the amount reflected on such invoice within [REDACTED: Term] after receipt thereof (unless the amount of such invoice is then the subject of a good faith dispute between the Parties (provided that all amounts not in dispute have been paid in full)). The Parties will discuss and attempt to resolve in good faith any and all disputed amounts within a reasonable period of time.

4.2	Transfer of Regulatory Filings and Regulatory Approvals.

4.2.1	Initial Licensed Product. Effective immediately upon Marketing Approval for the Initial Licensed Product, Theratechnologies hereby assigns, conveys and transfers to EMD Serono all right, title and interest in and to the Regulatory Filings and all Regulatory Approvals for such Initial Licensed Product. Promptly (and in any event within [REDACTED: Term] after Marketing Approval for the Initial Licensed Product, Theratechnologies shall deliver possession of such Regulatory Filings and Regulatory Approvals to EMD Serono; provided that the NDA for the Initial Licensed Product shall be assigned to EMD Serono within [REDACTED: Term] of Marketing Approval for the Initial Licensed Product. Theratechnologies may retain copies of all such all Regulatory Filings and all Regulatory Approvals for the Initial Licensed Product.

4.2.2	Elected Additional Licensed Products. Effective immediately upon the designation of an Additional Product as an Elected Additional Licensed Product pursuant to Section 3.4.4, Theratechnologies hereby assigns, conveys and transfers to EMD Serono all right, title and interest in and to the Regulatory Filings and all Regulatory Approvals for such Elected Additional Licensed Product. Promptly (and in any event within [REDACTED: Term] after such designation, Theratechnologies shall deliver possession of such Regulatory Filings and Regulatory Approvals to EMD Serono; provided that the NDA for such Elected Additional Licensed Product shall be assigned to EMD Serono within [REDACTED: Term] of such designation. Theratechnologies may retain copies of all such all Regulatory Filings and all Regulatory Approvals for such Elected Additional Licensed Product.

4.2.3	Further Assurances. Theratechnologies agrees to cooperate and execute any such documentation and to take such action, at the cost and expense of Theratechnologies, as may be reasonably necessary and reasonably requested by EMD Serono to effect the transfer of the applicable Regulatory Approvals and Regulatory Filings to EMD Serono as set forth in this Section 4.2.

4.2.4	Ownership and Responsibility. From and after the assignment to EMD Serono of Regulatory Filings and Regulatory Approvals pursuant to this Section 4.2 and for so long as EMD Serono holds such Regulatory Filings and Regulatory Approvals during the Term, EMD Serono shall hold such Regulatory Filings and maintain such Regulatory Approvals in the Territory, at EMD Serono’s sole cost and expense, and shall be solely liable and responsible for performing all obligations with respect thereto and for compliance with all applicable Laws in connection therewith.

4.3

Right to Cross-Reference. Subject to obligations of confidentiality in ARTICLE 11, each Party may consult with the other Party and each Party shall share its expertise and Know-How relating to or useful for Regulatory Filings to facilitate the preparation of any Regulatory Filing related to the Initial Licensed Product or any Elected Additional Licensed Product. Subject to and without limitation of the obligations of Theratechnologies under this Agreement, upon transfer of Regulatory Filings and Regulatory Approvals to EMD Serono according to Section 4.2, EMD Serono hereby grants to Theratechnologies the right to access, cross-reference or use any portion of the Regulatory Filings or Regulatory Approvals for the Initial Licensed Product and any Elected Additional Licensed Product to (A) conduct any research and Development related to (i) any Licensed Product outside the Territory (including clinical studies) and/or (ii) any Additional Products not designated by EMD Serono as an Elected Additional Licensed Product (i.e., a Thera Indication), and (B) to make and have made any Licensed Product, in each case within or outside the Territory.

4.4	Communications with the FDA.

4.4.1.	By Theratechnologies. Following the Effective Date and until Marketing Approval of the Initial Licensed Product or the Additional Product Designation Date for an Additional Product, Theratechnologies will maintain contacts and communication with the FDA with respect to the Initial Licensed Product and any such Additional Product; provided that Theratechnologies shall consult with and provide EMD Serono with an opportunity to participate in any telephone, video conference or face-to face communication with the FDA to the extent substantive or material. Theratechnologies shall keep EMD Serono fully informed of its substantive and/or material contacts and communications (including substantive and/or material written and material oral communications) with the FDA related to the Licensed Products, and shall, upon EMD Serono’s reasonable request, promptly provide copies to EMD Serono of all such reports and all submissions, filings and other correspondence to or from the FDA and other Governmental Bodies related to the Licensed Products in the Territory (or, if applicable, minutes of any substantive or material oral communication).

4.4.2.	By EMD Serono.

(a)

Except as may otherwise be set forth in this Agreement or required by applicable Law, EMD Serono shall be responsible for and act as the sole point of contact for communications with the FDA in connection with: (i) the Initial Licensed Product after Marketing Approval, (ii) Commercialization of the Initial Licensed Product, and (iii) any Elected Additional Licensed Product after the Additional Product Designation Date for such Elected Additional Licensed Product; except to the extent Theratechnologies is required under applicable Law to make any such communications, or as may be set forth in any Development Plan or as required for Theratechnologies to perform its obligations or exercise its rights hereunder. EMD Serono shall keep Theratechnologies fully informed of its contacts and communications (including written and material oral communications) with the FDA and other Governmental Bodies related to the Licensed Products in the

Territory, solely to the extent that such contacts and communications are material to the Commercialization of the Licensed Products in the Territory and/or are not made in the ordinary course of EMD Serono’s business. Upon the reasonable written request of Theratechnologies or as required by applicable Law, EMD Serono shall promptly provide copies to Theratechnologies of all such contacts and communications (or, if applicable, minutes of any such oral communication).

(b)	EMD Serono shall be solely responsible for preparing and making all reports, submissions and responses to Governmental Bodies, including DDMAC (the FDA’s Division of Drug Marketing, Advertising, and Communications), concerning the Initial Licensed Product after Marketing Approval and any Elected Additional Licensed Product after the Additional Product Designation Date for such Elected Additional Licensed Product, including price reporting with respect to any of the foregoing required by applicable Law, each in conformance with applicable Law.

(c)	Each Party shall immediately inform the other Party in the event that such Party or any of its Affiliates (or with respect to EMD Serono, any Sublicensee) receives any notice from the FDA relating to any finding of deficiency, finding of non-compliance, investigation, penalty for corrective or remedial action or of any other compliance or enforcement action to the extent any of the foregoing could reasonably be expected to have a material adverse effect on the Development, Marketing Approval, Commercialization, manufacturing or supply of any Licensed Product in the Territory.

4.5	Chronic or Maintenance Therapy Labeling. Theratechnologies shall use Commercially Reasonable Efforts to obtain Regulatory Approval of a Chronic or Maintenance Therapy Label.

ARTICLE 5

COMMERCIALIZATION

5.1	EMD Serono Commercialization Responsibilities.

5.1.1.

General Obligations. With respect to each Licensed Product, individually and in the aggregate, EMD Serono shall use Commercially Reasonable Efforts to Commercialize each such Licensed Product in the Territory. Activities by EMD Serono’s Affiliates and Sublicensees will be considered as EMD Serono’s activities under this Agreement for purposes of determining whether EMD Serono has complied with any obligation to use Commercially Reasonable Efforts and for all other purposes under this Agreement. In addition to, and without limiting the foregoing obligations of EMD Serono, with respect to each Licensed Product, EMD Serono shall use Commercially Reasonable Efforts to ensure that the First Commercial Sale of such Licensed Product occurs within [REDACTED: Term] of the date on which Marketing Approval is obtained with respect to such Licensed Product; provided that, if such Licensed Product is to be supplied by Theratechnologies or its Manufacturing Designee pursuant to Section 6.1, such [REDACTED: Term] period shall be extended to account for any delay in delivery by Theratechnologies or its Manufacturing Designee of any commercial quantities of such Licensed Product covered by any binding forecasts submitted by EMD Serono in accordance with Section 6.4. Subject to Section 5.1.3, EMD Serono shall have the exclusive right and authority in the Territory to Commercialize the Licensed Products itself or through an Affiliate or one (1) or more Sublicensees designated by EMD Serono in accordance with Section 2.2.

5.1.2.	Commercialization. EMD Serono shall keep Theratechnologies informed with respect to all major aspects of the Commercialization of each Licensed Product. EMD Serono shall provide Theratechnologies with a copy, in advance, of its annual marketing plan with respect to each Licensed Product (“Commercialization Plan”) and update Theratechnologies with respect to any material developments thereto on a regular basis. EMD Serono will consider Theratechnologies’ comments on the Commercialization Plan with respect to each Licensed Product, but all decisions with respect to the Commercialization of each Licensed Product shall rest solely with EMD Serono. For the avoidance of doubt, EMD Serono shall have the sole right and responsibility for preparing the Commercialization Plan for each Licensed Product, and shall have the sole decision-making authority regarding the Commercialization of each Licensed Product. Except as expressly set forth in Section 5.1.3 with respect to Co-Promotion Products, EMD Serono shall be solely responsible for all of EMD Serono’s Commercialization costs and expenses and all of EMD Serono’s promotional and marketing costs and expenses with respect to each Licensed Product.

5.1.3.	Co-Promotion Products.

(a)

Theratechnologies and its Affiliates shall have a non-exclusive, non-sublicensable option, exercisable upon the mutual written agreement of the Parties, to co-promote with EMD Serono (or, if applicable, its Affiliates or permitted Sublicensees) in the Territory, one (1) or more of the Elected Additional Licensed Products on an Elected Additional Licensed Product-by-Elected Additional Licensed Product basis (each, a “Co-Promotion Product”). Unless otherwise agreed in writing by the Parties, the commencement of any co-promotion of a Co-Promotion Product pursuant to this Section 5.1.3 shall be effective as of [REDACTED: Term], and if Theratechnologies desires to exercise its option with respect to an Elected Additional Licensed Product, Theratechnologies must so notify EMD Serono thereof in writing on or before [REDACTED: Term]. If Theratechnologies and EMD Serono shall mutually agree upon the exercise of such option by Theratechnologies with respect to a Co-Promotion Product, then the Parties shall agree (such agreement not to be unreasonably withheld, delayed or conditioned by EMD Serono) upon the terms and conditions for co-promotion of such Co-Promotion Product, including a co-promotion plan therefor, within [REDACTED: Term] after the Parties agreement with respect to the exercise of such option with respect to such Co-Promotion Product pursuant to this Section 5.1.3. Theratechnologies acknowledges and agrees that any such co-promotion agreement will impose upon Theratechnologies obligations related to Theratechnologies’ co-promotion activities thereunder that are consistent with and equivalent to the obligations of EMD Serono under this Agreement with respect to EMD Serono’s promotion of the Co-Promotion Product. EMD Serono will book all sales of Co-Promotion Products, and all such sales of Co-Promotion Products shall be included for purposes of Net Sales hereunder. Theratechnologies will use Commercially Reasonable Efforts to co-promote each Co-Promotion Product in the Territory. All costs and expenses incurred by Theratechnologies in connection with such co-promotion activities for a Co-Promotion Product (including employee costs and marketing expenses) shall be the sole responsibility of Theratechnologies, except that EMD Serono shall reimburse Theratechnologies for those costs and expenses that would have otherwise been paid by EMD Serono (i.e., all costs and expenses that customarily are incurred by EMD Serono in connection with the promotion and detailing of, or otherwise in connection with a sales force for, a pharmaceutical product in the ordinary course of EMD Serono’s business), as budgeted in the co-promotion plan with respect to such Co-Promotion Product. Theratechnologies shall have the right, upon [REDACTED: Term] written notice to EMD Serono, to terminate all (or part) of its co-promotion rights and obligations with respect to any Co-Promotion Product.

(b)

Theratechnologies will be involved in the decision-making process related to all aspects of co-promotion of any Co-Promotion Product through a joint co-promotion committee. The co-promotion committee will be comprised of [REDACTED: Number] representatives from Theratechnologies and [REDACTED: Number] representatives from EMD Serono. The chairperson of the co-promotion committee shall be one of the EMD Serono representatives on the committee. Any decision of the co-promotion committee will take into account the Commercially Reasonable Efforts agreed to by the Parties. As a general principle, the co-promotion committee will operate by consensus with each Party collectively having one (1) vote, and the results of any meeting of the co-promotion committee shall be reflected in minutes issued within [REDACTED: Term] of such meeting. In the event that the co- promotion committee representatives do not reach consensus with respect to a matter that is within the purview of the co-promotion committee within [REDACTED: Term] after the issuance of the final minutes of the meeting at which the co-promotion committee representatives have met and attempted to reach such consensus, the matter shall be referred for resolution to the Chief Executive Officer of Theratechnologies and the Chief Executive Officer of EMD Serono for their consideration and agreement. If such executive officers of the Parties are unable to agree after negotiation in good faith within [REDACTED: Term], then the matter shall be resolved in accordance with EMD Serono’s position. All decisions made pursuant to and in accordance with this Section 5.1.3 shall be final and binding on the Parties and shall not be subject to review pursuant to ARTICLE 15.

5.2	Sales Detailing.

5.2.1.	With respect to the Initial Licensed Product, EMD Serono hereby agrees and shall ensure that the Sales Force covering the Initial Licensed Product shall Detail the Initial Licensed Product [REDACTED: Detailing obligations] after the First Commercial Sale of such Initial Licensed Product and [REDACTED: Detailing obligations] after the First Commercial Sale of such Initial Licensed Product. The Parties shall discuss in good faith EMD Serono’s diligence obligations with respect to Detailing of Elected Additional Licensed Products; provided that EMD Serono shall have no obligation to use more than Commercially Reasonable Efforts to Detail any Elected Additional Licensed Product in the Territory, as determined by EMD Serono. EMD Serono will, and if applicable will ensure that its Affiliates and Sublicensees will, maintain a Sales Force for the Initial Licensed Product [REDACTED: Detailing obligations] after the First Commercial Sale of the Initial Licensed Product. In addition, EMD Serono shall ensure that [REDACTED: Detailing obligations] Initial Licensed Product and, in all cases [REDACTED: Detailing obligations] of the Initial Licensed Product, [REDACTED: Detailing obligations]

5.3	Screening. EMD Serono shall, and shall cause its Affiliates and, if applicable, Sublicensees to, screen all Sales Representatives engaged in Detailing under this Agreement against the United States Health and Human Services Office of Inspector General and Government Services Administration Websites for excluded persons, and not utilize any person determined by such screen to be an excluded person.

5.4	Product Packaging, and Product Labels and Inserts.

5.4.1.	Initial Licensed Product. Theratechnologies shall be responsible, at its cost and expense, for the regulatory aspects of the packaging and Product Labels and

Inserts for the Initial Licensed Product until Marketing Approval of the Initial Licensed Product. Theratechnologies shall provide the proposed layout for the packaging and Product Labels and Inserts for the Initial Licensed Product (and, at Theratechnologies’ cost and expense, EMD Serono shall cooperate and assist Theratechnologies in connection therewith, if and as may be reasonably requested by Theratechnologies from time to time), and EMD Serono shall provide its proposed artwork, including its corporate name and any related logos, in sufficient time to enable Theratechnologies to review and approve such artwork prior to Marketing Approval of the Initial Licensed Product in the Territory. Theratechnologies shall not be responsible for any delays in supply of the Initial Licensed Product hereunder as a result of any delay by EMD Serono in providing its artwork, including its corporate name and any related logos, or any other materials or assistance in a timely manner and consistent with applicable Laws. After Marketing Approval of the Initial Licensed Product, EMD Serono shall be responsible, at its cost and expense, for (a) the regulatory aspects of the packaging and Product Labels and Inserts for the Initial Licensed Product, and (b) after EMD Serono’s election to manufacture or have manufactured the Initial Licensed Product in accordance with Section 6.5, producing, or having produced, such packaging and Product Labels and Inserts for the Initial Licensed Product in accordance with the Trademark Use Guidelines. Unless and until EMD Serono’s election to manufacture or have manufactured the Initial Licensed Product in accordance with Section 6.5, Theratechnologies shall be responsible, at its cost and expense, for producing, or having produced, such packaging and Product Labels and Inserts for the Initial Licensed Product in accordance with the Trademark Use Guidelines, and such cost and expense [REDACTED: Conditions relating to cost and expense] for the Initial Licensed Product. In the event that any changes are to be made to the packaging and/or Product Labels and Inserts for the Initial Licensed Product after Marketing Approval of the Initial Licensed Product, EMD Serono shall discuss all such changes in good faith with Theratechnologies and, at EMD Serono’s sole cost and expense, shall be responsible for ensuring compliance with all applicable Laws and making all filings and taking all actions that may be required by any Governmental Bodies therefor. EMD Serono shall provide to Theratechnologies samples of the final packaging and Product Labels and Inserts for the Initial Licensed Product after such discussion.

5.4.2.

Elected Additional Licensed Products. EMD Serono shall be responsible for producing, or having produced, the packaging and Product Labels and Inserts for any Elected Additional Licensed Product in accordance with the Trademark Use Guidelines, including ensuring compliance with all applicable Laws, making all filings and taking all actions that may be required by any Governmental Bodies; provided, however, that unless and until EMD Serono’s election to manufacture or have manufactured an Elected Additional Licensed Product in accordance with Section 6.5, Theratechnologies shall be responsible, at its cost and expense, for producing, or having produced, such packaging and

Product Labels and Inserts for such Elected Additional Licensed Product in accordance with the Trademark Use Guidelines, and such cost and expense [REDACTED: Conditions relating to cost and expense] for such Elected Additional Licensed Product. Up to and until Marketing Approval of an Elected Additional Licensed Product, all regulatory-related costs and expenses incurred by EMD Serono and its Affiliates with respect to the packaging and Product Labels and Inserts for such Elected Additional Licensed Product shall be considered Shared Regulatory Costs for purposes of this Agreement.

5.5	Licensed Product Pricing and Rebates. EMD Serono shall have complete control and discretion over the price for each Licensed Product, including rebates and other price-related matters; provided that EMD Serono shall not discount, price or provide rebates on any Licensed Product that are based upon sales of any of EMD Serono’s other products that are not Licensed Products or to benefit another product that EMD Serono is commercializing, or bundle or otherwise integrate any Licensed Product in any way that is reasonably likely to result in a Licensed Product not being sold for its Fair Market Value. Promptly following any request from Theratechnologies, EMD Serono shall provide Theratechnologies with EMD Serono’s published price list for all Licensed Products. EMD Serono shall be solely responsible for complying with pricing requirements with respect to each Licensed Product in the Territory under applicable Laws and all related reporting.

5.6	Promotional Materials. EMD Serono shall be responsible for developing and producing the Promotional Materials hereunder in compliance with all applicable Laws and the Trademark Use Guidelines. EMD Serono, in compliance with applicable Laws, shall determine the content of such Promotional Materials, including the messaging with respect to the Licensed Products. Subject to the foregoing, EMD Serono shall use the Promotional Materials in connection with its Commercialization of the Licensed Products in the Territory in EMD Serono’s sole discretion. All Promotional Materials shall be the property of EMD Serono.

5.7	Statements about the Product. EMD Serono shall, and shall cause its Affiliates and Sublicensees to, use Commercially Reasonable Efforts to ensure that the Sales Representatives comply with all applicable Laws in connection with the sale and promotion of the Licensed Products, including statements as to efficacy and safety of the Licensed Products.

5.8	EMD Serono Non-Compete. During the Term of this Agreement, except with respect to a Licensed Product pursuant to this Agreement and subject to Section 14.9.1, neither EMD Serono nor any of its Affiliates or Sublicensees shall commercialize in the Territory any Competing Product.

5.9

Assumed Contracts. EMD Serono shall have the option, exercisable at any time prior to the Effective Date, to assume from Theratechnologies, and, if Theratechnologies has the right to assign, to have assigned by Theratechnologies, each of the contracts listed in Schedule 5.9, including the rights and obligations of

Theratechnologies or its Affiliates thereunder, which assumption and/or assignment shall be effective upon the occurrence of the Effective Date, unless otherwise agreed by the Parties in writing (the contracts listed on Schedule 5.9 that are assigned to EMD Serono pursuant to this Section 5.9, the “Assumed Contracts”). EMD Serono may exercise such option by sending written notice to Theratechnologies at least [REDACTED: Term] prior to the Effective Date, specifying which contracts listed in Schedule 5.9 EMD Serono will so assume. EMD Serono shall be liable and responsible for all obligations and all liabilities related to each Assumed Contract with respect to the period after the Effective Date. Theratechnologies shall remain liable and responsible for all obligations and all liabilities related to each Assumed Contract with respect to the period on or prior to the Effective Date. EMD Serono acknowledges and agrees that it has received copies of each of the Assumed Contracts prior to the Execution Date.

5.10	No Guarantee of Commercialization. Without limiting any of EMD Serono’s obligations in this ARTICLE 5 or any other provision in this Agreement or any of Theratechnologies’ rights hereunder, Theratechnologies acknowledges and agrees that EMD Serono does not guarantee that the Commercialization of the Initial Licensed Product or any Elected Additional Licensed Product will be successful, that any milestones will be achieved or that any level of Net Sales will be realized.

ARTICLE 6

MANUFACTURING AND SUPPLY

6.1	Theratechnologies Supply Obligations.

6.1.1.	Supply Generally. Theratechnologies will, itself or through a designee that is approved by EMD Serono in accordance with this Section 6.1 (such approval not to be unreasonably withheld, conditioned or delayed) (a “Manufacturing Designee”), manufacture and supply sufficient quantities of Licensed Product to satisfy Clinical Trial and Phase IV Trial requirements, and commercial demands for quantities of Licensed Products in the Territory consistent with EMD Serono’s forecasts provided to Theratechnologies in accordance with Section 6.4. Notwithstanding the foregoing, EMD Serono acknowledges and agrees that Theratechnologies may subcontract or outsource, in whole or in part, any of its obligations under this ARTICLE 6 to any Person listed on Schedule 6.1 hereto (as such Schedule may be updated by the mutual written consent of the Parties from time to time) (which Person shall be deemed to be a Manufacturing Designee for all purposes of this Agreement) upon written notice to EMD Serono.

6.1.2.	Quality Requirements. All Licensed Products supplied by Theratechnologies will be tested, manufactured and released in accordance with all applicable quality standards and cGMP requirements.

6.1.3.	[REDACTED: Additional Suppliers].

6.1.4.	Subcontracting. In the event that Theratechnologies proposes to subcontract or outsource, in whole or in part, any of its obligations under this ARTICLE 6 to any Person that is not listed on Schedule 6.1 hereto (as such Schedule may be updated by the mutual written consent of the Parties from time to time) [REDACTED: Additional Suppliers]. EMD Serono shall notify Theratechnologies in writing within [REDACTED: Term] following such presentation whether it approves or disapproves such proposed subcontractor (such approval not to be unreasonably withheld, conditioned or delayed).

6.1.5.	Inspections. Upon reasonable notice to Theratechnologies, EMD Serono shall have the right to make site visits to all facilities of Theratechnologies and Third Parties at which Licensed Products are or will be manufactured, packaged, supplied, tested or released, [REDACTED: Additional Suppliers] of Licensed Products; provided that (a) any such site visits shall be conducted only during reasonable times during normal business hours and shall be reasonable in duration and shall not unreasonably interfere with Theratechnologies’ or any such Third Party’s day-to-day operations; (b) all information obtained in connection with such visit (regardless of the form or medium) shall be Theratechnologies’ Confidential Information and subject to obligations of confidentiality set forth in ARTICLE 11; and (c) EMD Serono shall only have the right to make visits to facilities of Third Parties if and to the extent that Theratechnologies has the right to make such visits under its agreements with such Third Parties, and subject to complying with any conditions or requirements of any such Third Party set forth in such agreements.

6.2	Price and Payment.

6.2.1.	Transfer Price. EMD Serono shall purchase Licensed Products from Theratechnologies that EMD Serono orders pursuant to written purchase orders at a price [REDACTED: Cost]; provided that, if EMD Serono elects to manufacture or to have a Third Party manufacture on EMD Serono’s behalf any Licensed Product pursuant to Section 6.5, and provides written notice to Theratechnologies thereof and instructs Theratechnologies in writing to cease the manufacture and supply of such Licensed Product, then, thereafter, EMD Serono shall purchase any remaining inventory (including finished goods, in process goods and all raw materials therefor) of such Licensed Product (including any components of such Licensed Product and items supplied therewith) at a price [REDACTED: Cost] for such inventory. Theratechnologies shall use Commercially Reasonable Efforts to minimize per unit costs and expenses incurred in connection with the manufacture and supply of Licensed Products for EMD Serono pursuant to this Agreement. Provided that Theratechnologies or a Manufacturing Designee is supplying the Initial Licensed Product hereunder, [REDACTED: Cost]

6.2.2.	Product Requirements. Each Licensed Product manufactured for and supplied to EMD Serono pursuant to this Agreement shall (a) be delivered to EMD

Serono in final, finished form (including all secondary packaging), (b) have [REDACTED: Product requirements] (“Low Shelf-Life Inventory”), [REDACTED: Product requirements]and (c) meet the applicable specifications for such Licensed Product upon delivery in the Territory in accordance with applicable Laws and this Agreement.

6.2.3.	Invoicing and Payment. Theratechnologies shall submit invoices to EMD Serono for purchased Licensed Product promptly after delivery of such Licensed Product in accordance with Section 6.4. EMD Serono shall pay Theratechnologies for each shipment of Licensed Product in the amount invoiced within [REDACTED: Term] after [REDACTED: Term], unless such shipment is rejected by EMD Serono for failure to comply with required applicable specifications for such Licensed Product upon delivery.

6.3	Inventory. Theratechnologies shall maintain a minimum stock of inventory in its or its designee’s warehouses (specifically excluding any inventory in the distribution channel) of the Licensed Products necessary to meet the supply needs for [REDACTED: Term] as forecasted by EMD Serono pursuant to Section 6.4. Within [REDACTED: Term] after the end of each Calendar Quarter during the Term of this Agreement, Theratechnologies shall provide to EMD Serono a written report setting forth in reasonable detail the inventory on hand of finished Licensed Product.

6.4	Forecasts; Orders; Delivery; Risk of Loss.

6.4.1.	Forecasts. Within [REDACTED: Term] after the Effective Date with respect to the first Initial Licensed Product (the “First Forecast”) and [REDACTED: Term] with respect to each Licensed Product, and prior to [REDACTED: Term] thereafter during the Term, EMD Serono shall provide to Theratechnologies a good faith rolling forecast setting forth orders EMD Serono reasonably expects to place for each Licensed Product for [REDACTED: Term] following the delivery of such forecast (without regard to potential expiration or termination of this Agreement). Except for [REDACTED: Term] ([REDACTED: Nature of forecasts]), the [REDACTED: Term] forecasts for [REDACTED: Term] in each such forecast shall constitute a binding commitment by EMD Serono to purchase such amount of Licensed Product, and shall be deemed a purchase order and shall be fulfilled by Theratechnologies [REDACTED: Term]; provided that EMD Serono shall have no obligation to make any purchases of, and Theratechnologies shall have no obligation to supply, a Licensed Product hereunder until Marketing Approval has been obtained for such Licensed Product. The [REDACTED: Term] forecasts for [REDACTED: Term] in each forecast shall not be binding on EMD Serono (except to the extent it reflects purchase orders previously submitted by EMD Serono).

6.4.2.	Orders Greater than Forecast. In the event that EMD Serono places orders for any Licensed Products in excess of the amounts stated in the applicable binding forecast that covers such period, Theratechnologies shall use Commercially Reasonable Efforts to fulfill such additional orders, but shall have no obligation to supply such Licensed Product in excess of (a) [REDACTED: Percentage], and thereafter (b) [REDACTED: Percentage].

6.4.3.	Capacity Issues. If upon receipt of any forecast Theratechnologies has any concerns regarding manufacturing capacity (including capacity to meet such forecast), Theratechnologies shall promptly notify EMD Serono and the Parties shall discuss in good faith how to address such concern; provided that the foregoing shall not relieve Theratechnologies of its obligations to supply Licensed Product to EMD Serono pursuant to this ARTICLE 6, and EMD Serono’s discussions with Theratechnologies regarding any such matter shall not constitute or be construed as a waiver or other limitation of EMD Serono’s rights and remedies under this Agreement.

6.4.4.	Purchase Orders. All purchases of Licensed Product pursuant to this Agreement shall be made solely by written purchase orders; provided that the terms and conditions of this Agreement shall be controlling over any terms and conditions in such purchase orders; and provided further that each binding forecast shall be deemed a purchase order.

6.4.5.	Delivery. Delivery of Licensed Product by Theratechnologies shall be [REDACTED: Delivery terms] and shall occur for all purposes under this Agreement (including for purposes of transfer of title and risk of loss to EMD Serono) when [REDACTED: Delivery terms]. Theratechnologies will include with each shipment of Licensed Product the current material safety data sheet and a certificate of analysis reasonably acceptable to EMD Serono, which shall, among other things, certify that each such Licensed Product meets all applicable specifications upon delivery.

6.5	EMD Serono Option to Manufacture.

6.5.1	EMD Serono Option. Effective (a) immediately upon written notice by EMD Serono to Theratechnologies in the event of (i) [REDACTED: Term], or (ii) [REDACTED: Event], or (b) [REDACTED: Term] by EMD Serono to Theratechnologies, EMD Serono may elect, in EMD Serono’s sole discretion, to manufacture or have manufactured, release or have released, distribute or have distributed, any Licensed Product on a Licensed Product-by-Licensed Product basis in the Territory or in a country outside the Territory covered by, and pursuant to, the license granted under Section 2.1; provided that any such election by EMD Serono shall be made with respect to all aspects of the manufacture and supply of such Licensed Product (including with respect to fill and finish of any such Licensed Product and any components of such Licensed Product or items supplied therewith).

6.5.2	Continued Supply. Upon such election by EMD Serono with respect to a Licensed Product and thereafter, Theratechnologies shall have no obligation with respect to the manufacture and supply of such Licensed Product hereunder, except that (a) Theratechnologies shall continue to supply to EMD Serono, and EMD Serono shall buy from Theratechnologies, Licensed Products (including finished goods, in process goods and all raw materials therefor (including any components of such Licensed Product or items supplied therewith)) that EMD Serono desires to manufacture or have manufactured by a Manufacturing Designee in accordance with the terms and conditions of this Agreement, at [REDACTED: Cost], until such time as the manufacturing facility of EMD Serono, its Affiliates or its designated Third Party obtains all Regulatory Approvals necessary or required to manufacture the Licensed Products and EMD Serono fully commences manufacture of the Licensed Products, and (b) EMD Serono shall respect and fulfill any minimum obligations Theratechnologies may have under its manufacturing agreements with Third Parties, which agreements have been approved in advance by EMD Serono pursuant to Section 6.7; provided, that in no event shall EMD Serono be obligated to purchase Short-dated Licensed Product.

6.5.3	Validation Costs. Prior to incurring any costs or expenses in connection with the validation of [REDACTED: Additional suppliers], Theratechnologies shall provide to EMD Serono a good faith written estimate of the amount of such costs and expenses to complete such validation work, together with such additional information that EMD Serono may reasonably request. In the event that EMD Serono elects to manufacture or have manufactured any Licensed Product within [REDACTED: Term] after Theratechnologies’ completion of validation with respect to [REDACTED: Additional Suppliers], EMD Serono shall reimburse Theratechnologies for [REDACTED: Cost] in connection with validating [REDACTED: Additional Suppliers] ([REDACTED: Cost and term]); provided that Theratechnologies shall use Commercially Reasonable Efforts to keep such costs and expenses within a budget mutually agreed upon by the Parties and Theratechnologies shall keep and maintain complete and accurate books and records of such costs and expenses sufficient to verify such costs to the extent Theratechnologies seeks reimbursement therefor from EMD Serono pursuant to this Section 6.5.

6.5.4

Additional Obligations. Upon such election by EMD Serono with respect to any Licensed Product in accordance with this Section 6.5, Theratechnologies shall continue to have the right to make and have made such Licensed Product in the Territory solely as permitted under Section 2.1. Upon such election by EMD Serono with respect to any Licensed Product in accordance with this Section 6.5, EMD Serono shall use Commercially Reasonable Efforts to ensure the manufacture of sufficient quantities of such Licensed Product to meet market demand in the Territory and in accordance with applicable Laws and the applicable specifications for such Licensed Product. EMD Serono will use

Commercially Reasonable Efforts, at all times after the effective date of its election to manufacture or have manufactured a Licensed Product pursuant to this Section 6.5, to [REDACTED: Additional Suppliers] of such Licensed Product; provided that the foregoing shall not apply with respect to any such Licensed Product that EMD Serono itself or one of its Affiliates manufactures.

6.6	Manufacturing Technology Transfer. Within [REDACTED: Term] after the effective date of EMD Serono’s election to manufacture or have manufactured one or more Licensed Products pursuant to Section 6.5, Theratechnologies and EMD Serono will consult with each other in good faith to identify in writing those items of Theratechnologies Know-How, Theratechnologies Materials and any other information in Theratechnologies’ possession or Control that the Parties identify as necessary or useful for the manufacture and supply of the Licensed Product that EMD Serono desires to manufacture or have manufactured by a Third Party, including, procedures, batch records, process flow diagrams, equipment and raw materials specifications, analytical methods and other regulatory and quality information reasonably requested by EMD Serono. Theratechnologies shall provide to EMD Serono a copy of the items from such list identified by EMD Serono as promptly as reasonably practicable (but in no event more than [REDACTED: Term] after such items are identified by EMD Serono). The costs and expenses of such manufacturing technology transfer shall be borne by Theratechnologies; provided that Theratechnologies shall not be responsible for conducting any studies, or for any costs incurred in connection therewith, mandated by the FDA or other Governmental Body to demonstrate bio-equivalence (or other studies related to quality) of the Licensed Products manufactured by Theratechnologies or its Manufacturing Designee with the Licensed Products manufactured by EMD Serono or any of its Affiliates or Sublicensees. In addition to and without limiting the foregoing, Theratechnologies shall, at its cost and expense, make certain of its employees who are knowledgeable about the manufacture of the Licensed Product(s) for which EMD Serono is assuming manufacture reasonably available to EMD Serono for scientific and technical explanations, advice and related on-site support, if and to the extent reasonably requested by EMD Serono and necessary to manufacture such Licensed Products pursuant to the license granted pursuant to Section 2.1.

6.7

Manufacturing Designees. The use by Theratechnologies of a Manufacturing Designee in connection with the manufacture and supply of Licensed Product for EMD Serono and its Affiliates pursuant to this ARTICLE 6 (including Third Parties that manufacture, package, supply, test or release Licensed Products, and second source suppliers of Licensed Products) shall not relieve Theratechnologies of any of its obligations under this Agreement, and Theratechnologies shall remain primarily liable and responsible for all acts and omissions of such Manufacturing Designees as if they were acts or omissions of Theratechnologies under this Agreement. Theratechnologies shall ensure that any Manufacturing Designee is bound by valid and enforceable written agreements that are not inconsistent with the applicable terms and conditions set out in this Agreement, including all applicable obligations, covenants and agreements of Theratechnologies set forth in this ARTICLE 6 relating to the manufacture, testing, release, delivery and supply of the Licensed Products (regardless whether any such obligation, covenant or agreement set forth herein refers only to Theratechnologies or also references a Manufacturing Designee). EMD Serono shall have the right to review and approve any agreement between Theratechnologies and a Manufacturing Designee in connection with the manufacture and supply of Licensed Product for EMD Serono, such approval not to be unreasonably withheld, delayed or conditioned. [REDACTED: Terms and conditions]

ARTICLE 7

ADVERSE EVENTS; RECALLS

7.1	Notification. After Marketing Approval of a Licensed Product, EMD Serono shall notify appropriate Governmental Bodies in accordance with applicable Laws and, on a Calendar Quarter basis, notify Theratechnologies after receipt of information with respect to any Adverse Event during such Calendar Quarter attributable to the use or application of such Licensed Product in the Territory; provided that EMD Serono shall promptly notify Theratechnologies of all Serious Adverse Events (but in no event later than contemporaneously with the notice that EMD Serono provides to the appropriate Governmental Bodies) attributable to the use or application of such Licensed Product in the Territory. Theratechnologies shall notify appropriate Governmental Bodies in accordance with applicable Laws and, on a Calendar Quarter basis, notify EMD Serono promptly after receipt of information with respect to any Adverse Event during such Calendar Quarter attributable to the use or application of the Additional Products, any Licensed Product prior to Marketing Approval and any Licensed Product outside of the Territory. Each Party also shall forward to the other, on a Calendar Quarter basis, information on any material difficulty associated with clinical use, studies, investigations, tests and prescriptions of, with respect to EMD Serono, any Licensed Product in the Territory after Marketing Approval and, with respect to Theratechnologies, the Additional Products, any Licensed Product prior to Marketing Approval and any Licensed Product outside of the Territory. After Marketing Approval of a Licensed Product, EMD Serono shall be responsible for any follow-up activities and all tracking, trending and signal detection for such Licensed Product in the Territory, and Theratechnologies shall be responsible for any follow-up activities and all tracking, trending and signal detection for the Additional Products, any Licensed Product prior to Marketing Approval and any Licensed Product outside of the Territory.

7.2

Reporting. EMD Serono, as the NDA holder for the Licensed Products hereunder, shall be responsible for preparing, processing, assessing, and submitting aggregate and periodic reports and expedited fifteen (15) day/seven (7) day adverse event reports within the Territory as required by Governmental Bodies.

Theratechnologies shall be responsible for preparing, processing, assessing, and submitting aggregate and periodic reports and expedited fifteen (15) day/seven (7) day adverse event reports as required by Governmental Bodies for the Additional Products and for the Licensed Products outside the Territory. At each Party’s request and expense, the other Party shall reasonably cooperate with the requesting Party in connection with the requesting Party’s reporting responsibilities under this Section 7.2.

7.3	Literature Reports. EMD Serono shall be responsible for screening published scientific and medical literature for individual case safety reports related to the Licensed Products in the Territory. Theratechnologies shall be responsible for screening published scientific and medical literature for individual case safety reports related to the Licensed Products outside the Territory.

7.4	Recalls.

7.4.1.	EMD Serono shall administer all recalls or market withdrawals of the Licensed Products in the Territory in accordance with applicable Laws and EMD Serono’s standard operating procedures used in connection with any recalls or withdrawals of EMD Serono products; provided that, to the extent reasonably practicable, EMD Serono shall consult with Theratechnologies prior to the commencement of any recall or market withdrawal and, in any event, shall promptly notify Theratechnologies if EMD Serono commences any such recall or market withdrawal. The costs and expenses associated with such recalls or market withdrawals shall be allocated in accordance with Section 7.4.3. Theratechnologies shall, at EMD Serono’s cost and expense, cooperate with EMD Serono with respect to, and use Commercially Reasonable Efforts to assist, any recall or market withdrawal of the Licensed Products.

7.4.2.	Each Party shall promptly (but in any case, not later than [REDACTED: Term] (or earlier if required under applicable Law) notify the other in writing of any order, request or directive of a court or other Governmental Body to recall or market withdraw the Licensed Products of which such Party has notice of or is otherwise aware.

7.4.3.	The costs and expenses associated with recalls (whether or not in connection with a market withdrawal) allocated to the Parties hereunder shall include only the direct costs of administering such recall or market withdrawal (including the replacement costs for the recalled Licensed Product). Subject to ARTICLE 13, such costs and expenses shall be allocated as follows:

(a)	in the event such recall or market withdrawal is due to acts or omissions of EMD Serono, its Affiliates or its Sublicensees, EMD Serono shall pay all costs and expenses related thereto;

(b)	in the event such recall or market withdrawal is due to acts or omissions of Theratechnologies, its Affiliates or its Sublicensees, Theratechnologies shall pay all costs and expenses related thereto; and

(c)	if a recall not covered by Section 7.4.3(a) or Section 7.4.3(b) is initiated by EMD Serono in accordance with Section 7.4.1, then the costs and expenses of such recall shall [REDACTED: Cost] of the Licensed Product in the Territory that is the subject of the recall.

ARTICLE 8

FINANCIAL CONSIDERATION

8.1	Up-Front Payment. In partial consideration of Theratechnologies’ grant of the rights and licenses to EMD Serono and performance of its obligations hereunder, EMD Serono shall pay or cause to be paid to Theratechnologies or, if directed by Theratechnologies, one of its Affiliates, a fee of Twenty Two Million U.S. Dollars ($22,000,000) upon the Effective Date of this Agreement.

8.2	Milestone Payments. As further partial consideration for Theratechnologies’ grant of the rights and licenses to EMD Serono and performance of Theratechnologies’ obligations under this Agreement, EMD Serono shall pay or cause to be paid to Theratechnologies or, if directed by Theratechnologies, one of its Affiliates, the following one-time payments upon the first occurrence of each of the following regulatory milestones (each, a “Development and Approval Milestone”, and each such amount, a “Development and Approval Milestone Payment”):

Development and Approval Milestone	Development and Approval Milestone Payment
(a) NDA Acceptance of an NDA for the Initial Licensed Product in the Territory	[REDACTED: Amount]
(b) Receipt of Marketing Approval of the Initial Licensed Product in the Territory	[REDACTED: Amount]
(c) For the Initial Licensed Product, Regulatory Approval of the Chronic or Maintenance Therapy Label:	[REDACTED: Amount]

8.2.1.	Notice. Theratechnologies shall promptly notify EMD Serono in writing of the occurrence of any such Development and Approval Milestone.

8.2.2.

Payment. Milestone payments to be made under this Section 8.2 shall be made within [REDACTED: Term] after receipt from Theratechnologies of written notice of and invoice for the achievement of each Development and Approval Milestone with respect to the Initial Licensed Product. The Development and

Approval Milestone Payments to be made under this Section 8.2 shall be due and payable only once. Notwithstanding anything to the contrary in this Agreement, [REDACTED: Term]

8.3	Commercial Event Payments. In addition to the Development and Approval Milestone Payments payable by EMD Serono to Theratechnologies under Section 8.2, as further partial consideration for Theratechnologies’ grant of rights and licenses to EMD Serono and performance of Theratechnologies’ obligations under this Agreement, EMD Serono shall pay or cause to be paid to Theratechnologies or, if directed by Theratechnologies, one of its Affiliates, the following one-time payments upon the first occurrence of the following commercial event milestones (each, a “Commercial Milestone”, and each such amount, a “Commercial Milestone Payment”):

Commercial Milestone	Commercial Milestone Payment
(a) Achieving aggregate Net Sales for all Licensed Products of [REDACTED: Amount] in a Calendar Year during the Royalty Term	[REDACTED: Amount]
(b) Achieving aggregate Net Sales for all Licensed Products of [REDACTED: Amount] in a Calendar Year during the Royalty Term	[REDACTED: Amount]
(c) Achieving aggregate Net Sales for all Licensed Products of [REDACTED: Amount] in a Calendar Year during the Royalty Term	[REDACTED: Amount]
(d) Achieving aggregate Net Sales for all Licensed Products of [REDACTED: Amount] in a Calendar Year during the Royalty Term	[REDACTED: Amount]

EMD Serono shall provide Theratechnologies written notice of achievement of any Commercial Milestone. The Commercial Milestone Payments to be made under this Section 8.3 shall be due and payable within [REDACTED: Term] in which the Commercial Milestone is achieved. Commercial Milestone Payments shall be made according to Section 9.1. The milestone payments to be made under this Section 8.3 shall be due and payable only once, regardless of the number of Licensed Products achieving the commercial event, or the number of Calendar Years it takes for the Licensed Product to achieve the commercial event.

8.4	Royalty Payments for Licensed Products. In addition to the payments due under Sections 8.1, 8.2 and 8.3, as further partial consideration for Theratechnologies’ grant of the rights and licenses to EMD Serono and performance of Theratechnologies’ obligations under this Agreement, EMD Serono shall pay or cause to be paid to Theratechnologies or, if directed by Theratechnologies, one of its Affiliates, during the Royalty Term royalties on Net Sales of Licensed Products in the aggregate at the percentage rates set forth below:

Annual Licensed Product Net Sales per Calendar Year	Royalty Rate
For that portion of annual Net Sales of Licensed Products during a Calendar Year that is less than or equal to [REDACTED: Amount and term]	[REDACTED: Percentage]
For that portion of annual Net Sales of Licensed Products during a Calendar Year that is less than or equal to [REDACTED: Amount and term]	[REDACTED: Percentage]
For that portion of annual Net Sales of Licensed Products during a Calendar Year that exceeds [REDACTED: Amount]	[REDACTED: Percentage]
For that portion of annual Net Sales of Licensed Products during a Calendar Year that exceeds [REDACTED: Amount]	[REDACTED: Percentage]
For that portion of annual Net Sales of Licensed Products during a Calendar Year that exceeds [REDACTED: Amount]	[REDACTED: Percentage]

8.4.1.	Payment. The royalty payments to be made under this Section 8.4 shall be due and payable within [REDACTED: Term]. Royalty payments shall be made according to Section 9.1.

8.4.2.	EMD Serono’s obligation to pay royalties to Theratechnologies under this ARTICLE 8 is imposed only once with respect to each sale and in the aggregate with respect to all Licensed Products regardless of the number of Theratechnologies Patents pertaining thereto or the number of Licensed Products.

8.5	Consideration. The payment provisions under this Agreement have been negotiated for the convenience of the Parties as a way of estimating the fair value of the rights granted hereunder to EMD Serono with respect to the Licensed Products.

ARTICLE 9

PAYMENT, REPORTING, AUDITING

9.1

Mode of Payment; Currency; and Invoicing. Any payments made by one Party to the other Party under this Agreement shall be made in U.S. dollars by electronic transfer in immediately available funds via either a bank wire transfer, an ACH (automated clearing house) mechanism, or any other means of electronic funds transfer, at the paying Party’s election, of immediately available funds in the requisite amount to such bank account as the receiving Party may from time to time designate by written notice to the paying Party at least [REDACTED: Term] before the payment is due. The Parties may vary the method of payment set forth herein at any time upon mutual agreement, and any change shall be consistent with the local Law at the place of payment or remittance. Notwithstanding anything contained in this Agreement, all payments made by either Party to the other Party or, if directed by the other Party, one of its Affiliates pursuant to this Agreement, shall be irrevocable, non-cancelable, non-creditable and non-refundable (except if such payments were made as a result of a clerical or bona fide error) and no payment shall be subject to any right of set-off or other deduction in favor of the paying Party pursuant to this Agreement, unless the Parties mutually agree in writing to such right of set-off or deduction.

9.2	Royalty Reports. Within [REDACTED: Term] during which the Licensed Products have been sold, EMD Serono shall deliver to Theratechnologies, together with the applicable royalty payment due, a detailed written report, on a Licensed Product-by-Licensed Product basis, of gross sales of such Licensed Product, Net Sales of such Licensed Product and the calculation thereof, the applicable royalty rate due on such portion of Net Sales, and the royalties payable hereunder to Theratechnologies or, if directed by Theratechnologies, one of its Affiliates, as well as the computation thereof. Such report shall be deemed “Confidential Information” of EMD Serono subject to the obligations of confidentiality under ARTICLE 11 of this Agreement.

9.3	Records Retention. For [REDACTED: Term] after each sale of each Licensed Product or such longer period as may be required by applicable Laws, EMD Serono shall keep and maintain (and shall ensure that its Affiliates and Sublicensees shall keep and maintain) complete and accurate books and records of such sales of each Licensed Product, Net Sales of each Licensed Product including all deductions, and all amounts payable by EMD Serono to Theratechnologies hereunder in sufficient detail to confirm the accuracy of the royalty calculations hereunder. During the Term and for [REDACTED: Term] to which such books and records relate or such longer period as may be required by applicable Laws, each Party shall keep (and, as applicable, shall ensure that its Affiliates shall keep and EMD Serono shall ensure that its Sublicensees shall keep) complete and accurate books and records of all transactions relating to Licensed Products in the Territory, including accurate records and documentation of all costs required to be paid by the other Party pursuant to this Agreement, such as [REDACTED: Cost], and, in the case of Theratechnologies, the [REDACTED: Cost] in connection with the [REDACTED: Term] the Licensed Products.

9.4	Interest. All late payments under this Agreement shall bear interest from the date due until paid at a rate equal to [REDACTED: Interest Rate] in effect on the date that such payment was due.

9.5	Rights of Inspection.

9.5.1.

Without limiting either Party’s other inspection and audit rights set forth in this Agreement, during the Term and for up to [REDACTED: Term] following, as applicable, the rendering of any royalty report pursuant to Section 9.2 or an obligation for a Party to make a payment consisting of Cost of Goods Sold, Shared Development Costs, Shared Regulatory Costs and other costs required to be shared or reimbursed by a Party under this Agreement, upon the written request of a Party (the “Requesting Party”), and not more than once in each Calendar Year, the other Party shall permit, and shall cause its Affiliates and with respect to EMD Serono, its Sublicensees, to permit, an independent certified public accounting firm of nationally or internationally recognized standing selected by the Requesting Party, and reasonably acceptable to the other Party or such Affiliate or Sublicensee, to have access to and to review, during normal business hours upon reasonable prior written notice, the applicable books and records of the other Party and its Affiliates or Sublicensees to verify the accuracy of the royalty reports and payments and the amount and calculation of Cost of Goods Sold, Shared Development Costs, Shared Regulatory Costs and other costs expressly required to be shared or reimbursed by a Party under this Agreement. Such review may cover the books and records for sales made and costs incurred in any Calendar Year ending not more than [REDACTED: Term] prior to the date of such request, and any Calendar Year may only be audited once during the Term of this Agreement. The accounting firm shall disclose to the Parties only whether the royalty reports or the specified amounts required to be shared or reimbursed by a Party are correct or incorrect and the specific details concerning any discrepancies. No other information concerning the other Party and its Affiliates or Sublicensees shall be provided to the Requesting Party.

9.5.2.	If such accounting firm concludes that additional royalties, reimbursement amounts or other payments were owed during any Calendar Year ending not more than [REDACTED: Term] prior to the date of such request, the Party from whom such amounts are due and owing (the “Owing Party”) shall pay such additional amounts (together with any interest payable pursuant to Section 9.4) to the other Party or, if directed by such other Party, one of its Affiliates, within [REDACTED: Term] after the date such other Party delivers to the Owing Party such accounting firm’s written report. If such accounting firm concludes that an overpayment was made, the Party to whom such overpayment was made (the “Overpaid Party”) shall repay such overpayment to the other Party within [REDACTED: Term] after the date such other Party delivers to the Overpaid Party such accounting firm’s written report. The Requesting Party shall pay for the cost of such audit, provided, however, that if the audit shows an underpayment of royalties or overpayment of any reimbursement or other amounts of more than [REDACTED: Percentage] of the amount due for the applicable period, then the Owing Party or the Overpaid Party, as applicable, shall promptly reimburse the other Party for all costs incurred in connection with such audit.

9.5.3.	Each Party shall treat all information that it receives under this Section 9.5 in accordance with the confidentiality provisions of ARTICLE 11 of this

Agreement, and shall cause its accounting firm to enter into an acceptable confidentiality agreement with the other Party obligating such accounting firm to retain all such financial and other information in confidence pursuant to such confidentiality agreement, except to the extent necessary for such Party to enforce its rights under the Agreement.

9.6	Taxes.

9.6.1.	Theratechnologies shall be responsible for the payment of any and all income taxes, and any withholding taxes, levies or other duties that are levied on account of the royalties and other payments paid to Theratechnologies or its Affiliates by EMD Serono under this Agreement. If applicable Law requires that any such taxes, levies or other duties be deducted and withheld from royalties or other payments paid under this Agreement, EMD Serono shall (a) deduct those taxes, levies or other duties and interests and penalties assessed thereon from the payment, (b) pay the taxes to the proper Governmental Body, (c) send evidence of the obligation together with proof of payment to Theratechnologies within [REDACTED: Term] following such payment, (d) remit the net amount, after deductions or withholding made under this Section 9.6.1, and (e) cooperate with Theratechnologies in any way reasonably requested by Theratechnologies, to obtain available reductions, credits or refunds of such taxes; provided that Theratechnologies shall reimburse EMD Serono for EMD Serono’s costs and expenses incurred in providing such assistance. Notwithstanding the foregoing, if and to the extent that a requirement for withholding taxes, levies or other duties on payments made to Theratechnologies or its Affiliates under this Agreement arises solely due to the fact that EMD Serono has directed that such payments be made by an Affiliate of EMD Serono in a jurisdiction other than the United States, then (i) EMD Serono shall gross up such payments by an amount equal to the incremental withholding taxes, levies or other duties caused by such actions of EMD Serono (the “Gross Up Payment”) so that Theratechnologies or its Affiliate, as the case may be, receives the same payment that such Person would have received under this Agreement but for such actions by EMD Serono, and (ii) Theratechnologies shall apply to obtain credit for the amount of any withholding taxes, levies or other duties or such Gross Up Payment of which it has knowledge, and if obtained, the amount of such Gross Up Payment, net of any income tax payable thereon or that would have been payable but for Theratechnologies having made recourse to tax losses or other deductions or credits unrelated to such Gross Up Payment, shall be repaid by Theratechnologies to EMD Serono.

9.6.2.	It is understood and agreed between the Parties that any payments made by EMD Serono under this Agreement are inclusive of any value added or similar tax imposed upon such payment and that Theratechnologies shall be responsible for the payment of any and all taxed levied on account of any payments paid by EMD Serono to Theratechnologies or its Affiliates.

9.6.3.	The Parties agree to cooperate and produce on a timely basis any tax forms or reports reasonably requested by the other Party in connection with any payment made by EMD Serono to Theratechnologies or one of its Affiliates under this Agreement, all at the cost an expense of the requesting Party. Each Party further agrees to provide reasonable cooperation to the other Party, at the other Party’s cost and expense, in connection with any official or unofficial tax audit or contest relating to payments made by EMD Serono to Theratechnologies or one of its Affiliates under this Agreement.

ARTICLE 10

INVENTIONS AND PATENTS

10.1	Certification Under Drug Price Competition and Patent Restoration Act. Each Party shall immediately give written notice to the other Party of any certification of which they become aware filed pursuant to 21 U.S.C. § 355(j)(2)(A) (or any amendment or successor statute thereto) claiming that any Theratechnologies Patents covering the Compound or any Licensed Product are invalid or will not be infringed by the manufacture, use or sale of a product by a Third Party.

10.2	Listing of Patents. EMD Serono, as holder of the NDAs for the Licensed Products, shall have the sole right to determine which of the Theratechnologies Patents shall be listed for inclusion in the Approved Drug Products with Therapeutic Equivalence Evaluations pursuant to 21 U.S.C. § 355, or any successor Law with respect to a Licensed Product in the Territory; provided that EMD Serono shall consult with Theratechnologies prior to such selection of Theratechnologies Patents and take Theratechnologies’ comments into consideration in good faith and shall keep Theratechnologies informed of any changes to such listing during the Royalty Term for such Licensed Product; and provided further that EMD Serono shall act in the ordinary course of business and consistent with practices within the pharmaceutical industry in making such listings and applicable Law. Notwithstanding the foregoing, EMD Serono agrees that the Theratechnologies Patents listed in Schedule 10.2 shall be listed for inclusion in the Approved Drug Products with Therapeutic Equivalence Evaluations pursuant to 21 U.S.C. § 355, or any successor Law with respect to the Initial Licensed Product and that such Theratechnologies Patents shall not be removed from such list. For the avoidance of doubt, [REDACTED: Patent term]

10.3	Title To New Technology.

10.3.1.

All Patent Rights, Know-How and Materials (including all associated intellectual property rights) arising from or out of the performance of this Agreement (including the exercise of any rights and the performance of any obligations) authored, invented, reduced to practice, developed or otherwise created by one or more employees or independent contractors of one Party or its Affiliates (or, if applicable, Sublicensees), independently from the other Party and its Affiliates (or, if applicable, Sublicensees) (and regardless of whether jointly developed with any Person (other than the other Party or any of its Affiliates) or whether jointly owned with any Person (other than the other Party or any of its Affiliates) under the Laws pertaining to inventorship or authorship in the United States), that would, as between the Parties, be solely owned by such Party under the Laws pertaining to inventorship or authorship in the United States (“Sole New Technology”) shall, as between the Parties, be the sole property of such Party. For the avoidance of doubt, Theratechnologies’ Sole New Technology in the Territory shall be included in the Licensed Technology licensed to EMD Serono pursuant to Section 2.1. Nothing in this Agreement is intended to or will confer upon (a) Theratechnologies or its Affiliates any right under EMD Serono’s Sole New Technology, until and unless Theratechnologies exercises its option to a limited, non-exclusive license pursuant to Section 14.11.2(b)(viii), or any other intellectual property Controlled by EMD Serono (except as set forth in Section 14.11.2(b)(x)); or (b) EMD Serono or its Affiliates any right under Theratechnologies’ Sole New Technology or any other intellectual property Controlled by Theratechnologies, except as provided in Section 2.1.

10.3.2.	All Joint Patents, and all Know-How and Materials (including associated intellectual property rights) arising from or out of the performance of this Agreement authored, invented, reduced to practice, developed or otherwise created jointly by one or more employees or independent contractors of Theratechnologies or its Affiliates, on the one hand, and by one or more employees or independent contractors of EMD Serono or its Affiliates, on the other hand, that would be jointly owned by the Parties under the laws pertaining to inventorship or authorship in the United States (“Joint New Technology”) shall be jointly owned by Theratechnologies and EMD Serono. Subject to the exclusive right and license granted to EMD Serono under Section 2.1, the Parties hereby agree that either Party may use or license or sublicense to Affiliates or Third Parties all or any portion of its interest in Joint New Technology without the prior written consent of the other Party, without restriction and without the obligation to account or provide compensation to the other Party for any purpose within or outside the Territory.

10.4	Further Assurances.

10.4.1.	Each Party shall cause all of its Affiliates, employees, consultants, contractors and any Third Parties working on its or their behalf, and with respect to EMD Serono, Sublicensees, to assign to such Party all of such Person’s right, title and interest in and to any Joint New Technology.

10.4.2.

The Parties acknowledge and agree that the Parties intend for the research and development and commercialization activities of the Parties hereunder to qualify for the benefits of the Cooperative Research and Technology Enhancement Act (35 U.S.C. §103(c)). Accordingly, each Party shall use Commercially

Reasonable Efforts to record and maintain all data and information developed during and in the course of the Development or Commercialization of the Licensed Products that would constitute Joint New Technology in such a manner as to enable the Parties to use such records to establish the earliest date of invention or diligence to reduction to practice.

10.5	Patent Coordinators. Theratechnologies and EMD Serono shall each appoint a patent coordinator reasonably acceptable to the other Party (each a “Patent Coordinator”) to serve as such Party’s primary liaison with the other Party on matters relating to patent filing, prosecution, maintenance and enforcement. Each Party may replace its Patent Coordinator at any time by notice in writing to the other Party. The initial Patent Coordinators shall be:

For Theratechnologies: [REDACTED: Name and phone number]

For EMD Serono: [REDACTED: Name and phone number]

10.6	Inventorship. In case of a dispute between EMD Serono and Theratechnologies over inventorship or title of Joint New Technology or Sole New Technology, such dispute shall be resolved in accordance with U.S. Patent Law by neutral outside patent counsel selected and mutually agreed upon by the Parties.

10.7	Cooperation. Each Party shall, and shall cause its Affiliates and any Third Parties working on its or their behalf and, with respect to EMD Serono, Sublicensees, to, cooperate with and assist the other Party, if and as may be requested by such other Party, to effect the intent of this ARTICLE 10, including by executing such documents and taking such actions, and making its employees and independent contractors available to execute documents and provide information to such other Party or to such other Party’s authorized attorneys, agents or representatives, as necessary to achieve the foregoing allocation of ownership rights.

10.8	Patent Filing, Prosecution and Maintenance.

10.8.1.

Theratechnologies Patents. Theratechnologies shall have the first right, but not the obligation, to file, prosecute and maintain Theratechnologies Patents, at the sole cost and expense of Theratechnologies. Within [REDACTED: Term] after the Effective Date, Theratechnologies shall provide EMD Serono with a complete and current copy of all prosecution files of the Theratechnologies Patents (which files shall contain all official correspondence between the USPTO and Theratechnologies) and thereafter Theratechnologies shall provide EMD Serono all official correspondence received from the United States Patent and Trademark Office (the “USPTO”) relating to the prosecution of Theratechnologies Patents and all draft documents at least [REDACTED: Term] before filing such documents with the USPTO, in each case to the extent that such correspondence or other documents within the prosecution files are not subject to a claim of privilege by Theratechnologies or any of its Affiliates. To the extent that any correspondence or other documents within the prosecution files of any Theratechnologies Patent are subject to a claim of privilege, Theratechnologies shall disclose such documents to EMD Serono only if EMD Serono has elected to pursue the filing or support the continued prosecution or maintenance of such Theratechnologies Patent pursuant to Section 10.8.2, and only to the extent that such disclosure is necessary for the prosecution or maintenance of such Theratechnologies Patent and is subject to a common interest privilege between the Parties and would otherwise not result in waiver of any privilege claimed by Theratechnologies. EMD Serono shall have the right to provide comments and make suggestions concerning all prosecution matters relating to the Theratechnologies Patents, which Theratechnologies shall take into consideration. Theratechnologies shall have final decision-making authority with respect to any aspect of the preparation, filing, prosecution or maintenance of the Theratechnologies Patents, including whether to file any patent term extensions for any of the Theratechnologies Patents. At Theratechnologies’ request, EMD Serono will provide Theratechnologies with reasonable assistance in prosecuting Theratechnologies Patents to the extent reasonably possible, including providing such data and information in EMD Serono’s Control that is, in Theratechnologies’ reasonable judgment, needed to support the prosecution of a Theratechnologies Patent; provided that Theratechnologies shall reimburse EMD Serono for EMD Serono’s costs and expenses incurred in providing such assistance. Theratechnologies shall provide EMD Serono with a routine annual update of the patent status of the Theratechnologies Patents in the Territory and shall provide EMD Serono with a copy of all documents relating to the Theratechnologies Patents filed at the USPTO by or on behalf of Theratechnologies within [REDACTED: Term] of such filing.

10.8.2.

Election not to file and prosecute Theratechnologies Patents. If Theratechnologies elects not to file, prosecute, maintain or file any patent term extension for, if appropriate, any Theratechnologies Patent in the Territory or in any territory in which EMD Serono manufactures or has manufactured by a Third Party on its behalf a Licensed Product in accordance with the license granted to EMD Serono pursuant to Section 2.1, then Theratechnologies shall notify EMD Serono in writing at least [REDACTED: Term] (or substantially all of such lesser time allowed by the USPTO) before any deadline applicable to the filing, prosecution, maintenance or patent term extension filing of such Theratechnologies Patent, as the case may be, or any other date by which an action must be taken to establish or preserve such Theratechnologies Patent in the Territory or any other territory in which on its behalf EMD Serono is manufacturing or having a Third Party manufacture a Licensed Product. In such case, immediately upon notification thereof, EMD Serono shall have the right, but not the obligation, at its sole cost and expense, to pursue the filing or support the continued prosecution or maintenance of such Theratechnologies Patent. If EMD Serono does elect to take such action in the Territory or any other territory in which EMD Serono is manufacturing or having a Third Party manufacture on its behalf a Licensed Product, then EMD Serono shall notify Theratechnologies of such election, and Theratechnologies shall reasonably cooperate with EMD Serono in this regard, including, if requested by EMD Serono, by assigning to EMD Serono all its right, title and interest in and to any such Theratechnologies Patent in the Territory or any other territory in which EMD Serono is manufacturing or having a Third Party manufacture on its behalf a Licensed Product, and upon such assignment such Theratechnologies Patent shall become owned by EMD Serono under which no royalty payments shall be due under this Agreement, and EMD Serono shall thereupon be responsible for the costs of filing, prosecution and maintenance.

10.8.3.	Joint New Technology. In the case of Joint New Technology, the Parties shall meet through the Patent Coordinators to discuss in good faith and agree upon which of the Parties shall be responsible for filing, controlling prosecution and maintaining any patent applications for any inventions included in such Joint New Technology. The Party selected by the Patent Coordinators to be responsible for filing, controlling, prosecuting and maintaining any patent application for an invention included in the Joint New Technology shall timely provide the other Party the opportunity to review such patent application prior to filing with the USPTO or equivalent Governmental Body in any jurisdiction outside the United States and all official communications received from the USPTO or equivalent Governmental Body in any jurisdiction outside the United States and provide comments and suggestions on all filings with the USPTO or equivalent Governmental Body in any jurisdiction outside the United States regarding such patent application. The Parties shall share the costs equally in respect of the preparation of the applications, filing, prosecution, grant and maintenance of any Joint Patent. In the event that one Party (a) is not interested, or (b) not willing to equally share the related cost and expense, with respect to any Joint Patent in a given jurisdiction, then the other Party shall have the right, at its own cost and expense, to file for and prosecute such Joint Patent in such country in both Parties’ names.

10.9	Enforcement and Defense of Patents and Trademarks.

10.9.1.

Notice. If either Party becomes aware or reasonably believes that any Licensed Technology or Trademark is being infringed in the Territory by a Third Party or if a Third Party claims that any Theratechnologies Patent (including any Joint Patent) is invalid or unenforceable, or challenges the validity, enforceability, ownership or use of any Trademark, the Party possessing such knowledge or reasonable belief shall promptly notify the other Party and provide it with details of such infringement or claim that are known by such Party. If either Party becomes aware or reasonably believes that any Third Party is infringing or claims that any Theratechnologies Patent is invalid or unenforceable in a country where EMD Serono manufactures or has manufactured Licensed

Product for import into the Territory, such Party shall promptly notify the other Party and provide the other Party all details of such infringement or claim that are known to such Party.

10.9.2.	Right to bring an Action. EMD Serono shall have the first right, but not the obligation, to attempt to resolve such Third Party infringement, claim or challenge relating to any Licensed Technology, including by filing an infringement suit, defending against such claim or challenge or taking other similar action (each, an “Action”) and to compromise or settle such infringement or claim in the Territory in accordance with Section 10.9.4 (but without limiting EMD Serono’s obligations to consult with Theratechnologies with respect to any challenge to the validity or enforceability of any Theratechnologies Patent (including any Joint Patent) and any challenge with respect to any Trademark, as set forth below in this Section). EMD Serono shall have the right, but not the obligation, to attempt to resolve any Third Party infringement, claim or challenge relating to any Trademark. If EMD Serono elects to resolve such Third Party infringement, claim or challenge relating to any Licensed Technology or Trademarks, (i) Theratechnologies shall have the right, but not the obligation to join as a party plaintiff or defendant to such Action, and to be represented by independent counsel of its own choice, at its own cost and expense, and (ii) EMD Serono shall consult with Theratechnologies and take into consideration Theratechnologies’ comments and views, and EMD Serono shall incorporate and act on such comments and views of Theratechnologies to the extent reasonable in defending against any (A) challenge to the validity or enforceability of any Theratechnologies Patent (including any Joint Patent) and any challenge with respect to any Trademark, and/or (B) Action with respect to which EMD Serono seeks indemnification from Theratechnologies pursuant to Section 13.2. If EMD Serono does not intend to prosecute or defend an Action in respect of any Licensed Technology or any Trademark, EMD Serono shall promptly inform Theratechnologies. If EMD Serono does not initiate an Action with respect to such Third Party infringement, claim or challenge in respect of Licensed Technology or any Trademark prior to the earlier of (a) [REDACTED: Term] following notice thereof, and (b) [REDACTED: Term] before the time limit, if any, set forth in the applicable Laws for such actions, Theratechnologies shall then have the right to take an Action to attempt to resolve such Third Party infringement, claim or challenge. The Party initiating such Action shall have the sole and exclusive right to select counsel for any suit initiated by it pursuant to this Section 10.9. In order to establish standing, each Party hereby agrees to execute all papers and to perform such other acts as may be reasonably required and requested by the Party initiating such Action so that such Party may enforce its rights in the Licensed Technology or Trademark, including joining as a party plaintiff or defendant in any such Action if requested by such Party. Each Party shall consult with the other Party with respect to such enforcement or defense and shall keep the other Party fully informed of any determinations or material developments in any suit initiated by it pursuant to this Section 10.9.

10.9.3.	Costs of an Action. Subject to the respective indemnity obligations of the Parties set forth in ARTICLE 13, the Party initiating an Action under Section 10.9.2 shall pay all costs and expenses associated with such Action, other than (subject to Section 10.9.5) the expenses of the other Party if the other Party elects to join such Action or is required to join such Action in order to establish standing. Subject to the respective indemnity obligations of the Parties set forth in ARTICLE 13, each Party shall have the right to join an Action relating to any Licensed Technology or Trademark taken by the other Party at its own cost and expense.

10.9.4.	No Settlement Without Consent. Neither Party shall settle or otherwise compromise any Action without the other Party’s written consent (not to be unreasonably withheld, delayed or conditioned); provided that consent shall not be required from either Party for any settlement or compromise for which the settling Party will not seek indemnification from the other Party under this Agreement (provided that neither Party shall settle or otherwise compromise any Action in a manner that imposes any obligation on the other Party or its Affilate or that adversely affects or would reasonably be expected to adversely affect the other Party (including by admitting that any Theratechnologies Patent or Joint New Technology is invalid or unenforceable or in a manner that admits fault or negligence on the part of the other Party or its Affiliate) without the written consent of the other Party, which consent shall not be unreasonably withheld, delayed or conditioned.

10.9.5.	Reasonable Assistance. The Party not enforcing or defending any Licensed Technology or Trademark shall provide reasonable assistance to the other Party, as may be reasonably requested by the other Party, including providing access to relevant documents and other evidence (provided that the Parties shall enter into a joint defense agreement with respect to the common interest privilege protecting such communications in a form reasonably acceptable to the Parties) and making its employees available, subject to the other Party’s reimbursement of any costs and expenses incurred by the non-enforcing or non-defending Party in providing such assistance.

10.9.6.	Distribution of Amounts Recovered. Any amounts recovered by the Party initiating an Action pursuant to this Section 10.9, whether by settlement or judgment, shall be allocated in the following order: (a) to reimburse the Party initiating such Action for any costs and expenses incurred, (b) to reimburse the Party not initiating such Action for its costs and expenses incurred in such Action, including if it joins such Action, and (c) any remaining amount shall be split between the Parties, with the Party initiating an Action receiving [REDACTED: Percentage] and the other Party receiving [REDACTED: Percentage].

10.9.7.	Joint Defense Agreement. The Parties shall enter into a joint defense agreement with respect to the common interest privilege protecting any communications between the Parties in connection with any such Action and any Third Party Action in connection with Section 10.10 in a form reasonably acceptable to the Parties.

10.10	Third Party Actions Claiming Infringement.

10.10.1.	Notice. If a Party becomes aware of any claim or action by a Third Party against either Party that claims that the development, manufacture, advertising, marketing, promotion, distribution, labeling, storage, handling, use, sale, offer for sale or importation of or any other commercialization activity in connection with any Licensed Product in the Territory or the use of any Trademark or Licensed Technology in the Territory infringes such Third Party’s intellectual property rights (each, a “Third Party Action”), such Party shall promptly notify the other Party in writing of all details regarding such claim or action that is reasonably available to such Party. For the avoidance of doubt, to the extent that the procedures set forth in this Section 10.10 conflict with the indemnity procedures set forth in Section 13.1, except as otherwise provided in Section 10.10.2 with respect to Section 13.2, the procedures set forth herein shall control.

10.10.2.	Right to Defend. Without limiting the indemnification obligations of either Party set forth in ARTICLE 13, EMD Serono shall have the first right, but not the obligation to defend a Third Party Action described in Section 10.10.1 through counsel of its choosing. If EMD Serono declines or fails to assert its intention to defend such Third Party Action within [REDACTED: Term] of receipt/sending of notice under Section 10.10.1, then Theratechnologies shall have the right to defend such Third Party Action. The Party defending such Third Party Action shall have the sole and exclusive right to select counsel for such Third Party Action. If EMD Serono is the Controlling Party, EMD Serono shall consult with Theratechnologies and take into consideration Theratechnologies’ comments and views, and EMD Serono shall incorporate and act on such comments and views of Theratechnologies to the extent reasonable in defending against any Third Party Action (or Action) (A) involving (x) any challenge to the validity or enforceability of any Theratechnologies Patent (including any Joint Patent) and any challenge with respect to any Trademark, and/or (y) Theratechnologies or any Licensed Technology, and/or (B) with respect to which EMD Serono seeks indemnification from Theratechnologies pursuant to Section 13.2.

10.10.3.

Consultation. The Party defending a Third Party Action pursuant to Section 10.10.2 shall be the “Controlling Party.” The Controlling Party shall consult with the non-Controlling Party on all material aspects of the defense. The non-Controlling Party shall have a reasonable opportunity for meaningful participation in decision-making and formulation of defense strategy. The

Parties shall reasonably cooperate with each other in all such Third Party Actions. Each Party shall have the right to join a Third Party Action defended by the other Party and to be represented by independent counsel of its own choice, at its own cost and expense.

10.10.4.	Appeal. In the event that a judgment in a Third Party Action is entered against the Controlling Party and an appeal is available, the Controlling Party shall have the first right, but not the obligation, to file such appeal. In the event the Controlling Party does not desire to file such an appeal, it will promptly, in a reasonable time period (i.e., with sufficient time for the non-Controlling Party to take whatever action may be necessary) prior to the date on which such right to appeal will lapse or otherwise diminish, permit the non-Controlling Party to pursue such appeal at such non-Controlling Party’s own cost and expense. In such case, if requested by the non-Controlling Party, the Controlling Party shall join the appeal as a nominal party and shall provide reasonable cooperation to the non-Controlling Party at the non-Controlling Party’s cost and expense.

10.10.5.	Costs of an Action. Subject to the respective indemnity obligations of the Parties set forth in ARTICLE 13, the Controlling Party shall pay all costs and expenses associated with such Third Party Action other than the expenses of the other Party if the other Party elects to join such Third Party Action or is required to join such Third Party Action in order to establish standing. Each Party shall have the right to join a Third Party Action defended by the other Party, at its own expense.

10.10.6.	No Settlement Without Consent. No Controlling Party shall settle or otherwise compromise any Third Party Action from the non-Controlling Party without the non-Controlling Party’s written consent (not to be unreasonably withheld, delayed or conditioned); provided that consent shall not be required from either Party for any settlement or compromise for which the settling Party will not seek indemnification from the other Party under this Agreement (provided that neither Party shall settle or otherwise compromise any Third Party Action in a manner that imposes any obligation on the other Party or its Affiliate or that adversely affects or would reasonably be expected to adversely affect the other Party (including by admitting that any Theratechnologies Patent or Joint New Technology is invalid or unenforceable or in a manner that admits fault or negligence on the part of the other Party or its Affiliate) without the written consent of the other Party, which consent shall not be unreasonably withheld, delayed or conditioned).

10.11	Patent Marking. All Licensed Products marketed and sold by EMD Serono or any of its Affiliates or Sublicensees under this Agreement shall be marked with appropriate patent numbers or indicia of the Theratechnologies Patents, to the extent required by applicable Laws in the Territory.

10.12	Covenant Not To Sue. During the Royalty Term with respect to a Licensed Product, EMD Serono shall not, and shall cause its Affiliates and each of their respective licensees not to, threaten, initiate, file or otherwise commence in the Territory any action or suit, at law or in equity, against Theratechnologies and/or its Affiliates, under any Patent Rights owned or otherwise Controlled (except that, for the avoidance of doubt, with respect to Patent Rights that are Controlled but not owned by EMD Serono or any of its Affiliates or any of their licensees, only to the extent of such Control that EMD Serono or any of its Affiliates or any of their licensees may have) by EMD Serono or any of its Affiliates as of the Effective Date or during the Royalty Term that relate to such Licensed Product (including any Patent Rights that relate to any process or method of making such Licensed Product) (collectively, “EMD Serono Patent Rights”). Prior to any sale, assignment or other transfer (including any exclusive license) during the Royalty Term, of any EMD Serono Patent Rights described in the foregoing sentence, by EMD Serono or any of its Affiliates to any Person (an “Assignee”), EMD Serono shall, and shall cause its Affiliates to, require the Assignee to acknowledge and agree in writing (a) to be bound by this Section 10.12), and (b) to require and obligate any subsequent purchaser(s), assignee(s) or transferee(s) (including any exclusive licensee(s)), as applicable, to do the same in connection with any such subsequent sale(s), assignment(s) or other transfer(s) of such EMD Serono Patent Rights. No purported sale, assignment or other transfer (including any exclusive license) of such EMD Serono Patent Rights shall have any force, effect or validity whatsoever unless such purported sale, assignment or other transfer is in accordance with this Section 10.12. Notwithstanding any of the foregoing, if Theratechnologies or any of its Affiliates brings a proceeding or action in the Territory challenging the validity, scope, enforceability or ownership of any Patent Rights owned or Controlled by EMD Serono or any of its Affiliates or Assignees at any time during the Term, then the provisions of this Section 10.12 shall not apply in connection with any such proceeding or Action. For the avoidance of doubt, this Section 10.12 applies solely to suits, actions or proceedings directly related to Licensed Products (for the Indications covered by the Initial Licensed Product; or any Elected Additional Licensed Products).

ARTICLE 11

CONFIDENTIALITY

11.1	Confidentiality Obligations. Each Party shall, and shall ensure that its Affiliates and its and their officers, directors, employees and agents shall, keep and maintain completely confidential and not publish or otherwise disclose and not use for any purpose except as expressly permitted hereunder any Confidential Information disclosed to it by the other Party pursuant to this Agreement. Information disclosed by a Party hereunder shall not constitute Confidential Information for any purpose under this Agreement to the extent that the receiving Party can demonstrate that such Confidential Information:

11.1.1.	Was already known to the receiving Party or its Affiliates, other than under an obligation of confidentiality, at the time of disclosure;

11.1.2.	Was generally available to the public or otherwise part of the public domain at the time of its disclosure to the receiving Party;

11.1.3.	Became generally available to the public or otherwise part of the public domain after its disclosure and other than through any direct or indirect act or omission of the receiving Party in breach of this Agreement;

11.1.4.	Was subsequently lawfully disclosed to the receiving Party or its Affiliates by a Third Party without an obligation of confidentiality other than in contravention of a confidentiality obligation of such Third Party; or

11.1.5.	Was developed or discovered by employees, consultants, contractors or agents of the receiving Party or its Affiliates who had no access to the Confidential Information of the disclosing Party.

11.2	Permitted Exceptions. Notwithstanding the above obligations of confidentiality and non-use, a Party may disclose information to the extent that such disclosure is reasonably necessary in connection with:

11.2.1.	Filing or prosecuting patent applications with respect to the Theratechnologies Patents in accordance with Section 10.8.2;

11.2.2.	Prosecuting or defending litigation subject to the terms of Sections 10.9 or 10.10;

11.2.3.	Conducting pre-clinical studies, Clinical Trials or Phase IV Trials hereunder;

11.2.4.	Seeking Regulatory Approval of a Licensed Product hereunder; or

11.2.5.	Complying with a judicial order, or applicable Law, including securities Law and the rules or requirements of any securities exchange or market on which a Party’s securities are listed or traded and the requirements of any regulatory authority.

In making any disclosures set forth in Sections 11.2.1 through 11.2.5 above, the disclosing Party shall, where reasonably practicable, give such advance notice to the other Party of such disclosure requirement as is reasonable under the circumstances, disclose no more of the other Party’s Confidential Information than reasonably necessary and will use its reasonable efforts to cooperate with the other Party in order to secure confidential treatment of such Confidential Information required to be disclosed. In addition, in connection with any permitted filing by either Party of this Agreement with any Governmental Body, the filing Party shall endeavor to obtain confidential treatment of economic, trade secret information and such other information as may be requested by the other

Party, subject to applicable Law, and shall provide the other Party with the proposed confidential treatment request with reasonable time for such other Party to provide comments, and shall include in such confidential treatment request all reasonable comments of the other Party. With respect to financial and sales information, either Party may also disclose such information, subject to reasonable obligations of confidentiality, at least as stringent as those set forth herein, to actual and prospective acquirers, investors and other sources of finance (and to their respective advisors, agents and representatives) and actual and prospective permitted assignees.

11.3	Return of Confidential Information. Upon the request of either Party, upon termination or expiration of this Agreement, each Party shall promptly return to the other Party or destroy and certify destruction of all of the other Party’s Confidential Information, including all copies, excerpts or summaries thereof, in whatever form or medium, and thereafter shall not make any use of any such Confidential Information of the other Party, in each case except as expressly permitted hereunder; provided that neither Party shall be obligated to return or destroy Confidential Information that has become integrated with other business records of such Party; provided, further that such Party shall continue to be bound by the confidentiality obligations under this Agreement with respect to any such Confidential Information that is not so returned or destroyed. For the avoidance of doubt, the foregoing shall not limit EMD Serono’s rights under Section 14.11.2(a) or Theratechnologies’ rights under Section 14.11.2(b).

11.4	Scientific Publications.

11.4.1.

Theratechnologies shall provide EMD Serono with the opportunity to review and comment upon any proposed scientific publications that relate to any Licensed Product (a) based on trials or studies sponsored by Theratechnologies or an Affiliate, and/or (b) with respect to which Theratechnologies or an Affiliate or employee of Theratechnologies is an author, in each case to the extent that Theratechnologies has the right to disclose to EMD Serono as set forth herein at least [REDACTED: Term] prior to any disclosure to any Third Party (other than to a Third Party outside the Territory that is bound by obligations of confidentiality) or any intended submission for publication to obtain EMD Serono’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned). Theratechnologies shall in good faith take into consideration the comments of EMD Serono that are reasonable and provided in a timely manner. The requirements of this Section 11.4.1 shall not apply to any information in any scientific publication by Theratechnologies or its Affiliates to the extent submitted for publication as of or prior to the Effective Date or to the extent a Third Party has publication rights in connection with an agreement set forth on Schedule 11.4.1 or relating solely to a Thera Indication, and, for the avoidance of doubt, neither Theratechnologies nor any of its Affiliates shall have any obligation to seek EMD Serono’s prior written consent, or provide EMD Serono with an opportunity to review and comment, before making any scientific publication to the extent submitted for publication as of or prior to the Effective Date or relating solely to a Thera Indication.

11.4.2.	EMD Serono shall provide Theratechnologies with written notice of any press release relating to a proposed scientific publication and/or scientific presentation in the Territory that relates to any Licensed Product at least [REDACTED: Term] prior to the issuance of such press release. Notwithstanding anything to the contrary contained herein and for the avoidance of doubt, EMD Serono shall not include any intellectual property or other Confidential Information of Theratechnologies in any scientific publication or scientific presentation (without Theratechnologies’ prior written consent).

11.5	Press Releases and Disclosure. The Parties hereby acknowledge and agree that within [REDACTED: Term] after the Execution Date, either Party may issue the press release attached at Schedule 11.5 without the consent of the other Party. Neither Party shall make any other press release or public announcements regarding the terms of this Agreement or relating to any Licensed Product (including the Development or Commercialization thereof) without the prior written consent of the other Party; provided that (a) Theratechnologies shall be permitted to make press releases and public announcements about Licensed Products that are being developed for commercialization, or commercialized outside the Territory (provided that Theratechnologies shall provide EMD Serono with at least [REDACTED: Term] notice of any press release or public announcement concerning any adverse publicity or other negative news concerning any Licensed Product outside the Territory), (b) each Party shall be permitted to disclose the execution, terms and conditions of this Agreement if and to the extent required by (i) judicial order, or (ii) applicable Laws, including securities Laws and the rules or requirements of any securities exchange or market on which such Party’s securities are listed or traded and the requirements of any regulatory authority, provided that, with respect to subsections (i) and (ii), the Party seeking disclosure shall provide each other Party with reasonable advance notice of such disclosure (including the text thereof), disclose no more information relating to the terms of this Agreement or any Licensed Product than reasonably necessary and shall, to the extent practical, use its reasonable efforts to cooperate with such other Party in seeking confidential treatment of such information, (c) each Party shall have the right to disclose the execution, terms and conditions of this Agreement and information relating to any Licensed Product to the extent already disclosed by either Party pursuant to and in accordance with this ARTICLE 11 in connection with any investor calls or presentations (or other similar types of disclosures) in connection with disclosures about such Party’s business and (d) each Party shall have the right to disclose information to its attorneys, accountants and other professional advisors who are under an obligation to keep such information confidential.

ARTICLE 12

REPRESENTATIONS AND WARRANTIES

12.1	Representations and Warranties. Each Party represents and warrants to the other Party that, as of the Execution Date and the Effective Date:

12.1.1.	It is duly organized and validly existing under the Laws of the jurisdiction of its incorporation or organization,

12.1.2.	It has taken all action required by Law, its articles of incorporation, by-laws or other organizational documents, or any agreement to which it is a party or to which it may be subject, and all other action necessary to authorize and approve the execution and delivery of this Agreement and the performance of its obligations under this Agreement (other than filings pursuant to the HSR Act and obtaining any Regulatory Approvals relating to the manufacture, use, importation, marketing or sale of the Compound or any Licensed Product),

12.1.3.	This Agreement is a legal and valid obligation of the Party, binding upon the Party, and enforceable against the Party in accordance with the terms of this Agreement, except as enforcement may be limited by applicable bankruptcy, fraudulent conveyance, insolvency, reorganization, moratorium and other Laws relating to or affecting creditors’ rights generally and by general equitable principles (regardless whether such enforceability is considered in a proceeding in equity or at law). Except for filings pursuant to the HSR Act, neither the execution and delivery of this Agreement nor the performance hereof by the Party shall conflict with, breach or create in any Third Party the right to accelerate, terminate, rescind, renegotiate or modify any agreement or instrument to which such Party is a party or by which such Party is bound relating to the transactions contemplated by this Agreement, except for those breaches or rights that would not adversely affect the ability of the Party to perform its obligations under this Agreement, and does not and shall not violate (subject to making all filings required under the HSR Act) any Law or any order of any court or any Governmental Body having authority over such Party, except for such violations that would not have an adverse effect on the ability of such Party to perform its obligations under this Agreement,

12.1.4.	There is no action, claim, demand, suit, proceeding, arbitration, grievance, citation, summons or subpoena served upon the Party and the Party has not received any written notice of any ongoing inquiry, investigation or threat of any nature, civil, criminal, regulatory or otherwise, in law or in equity, relating to the transactions contemplated by this Agreement, except for any of the foregoing that would not adversely affect the ability of the Party to perform its obligations under this Agreement, and

12.1.5.	It has all right, power and authority to enter into this Agreement, and to perform its obligations under this Agreement.

12.2	Theratechnologies Representations and Warranties. Theratechnologies represents and warrants to EMD Serono that, as of the Execution Date and the Effective Date:

12.2.1.	No claims have been asserted or threatened in writing by a Third Party against Theratechnologies: (a) challenging the validity, enforceability or ownership of the Licensed Technology or the Trademarks that cover or are used in connection with the Initial Licensed Product; and/or (b) alleging that the use, reproduction, modification, manufacturing, distribution, licensing, sublicensing, sale or any other exercise of rights under any Licensed Technology, or that use of any Trademark in the Territory, that cover or are used in connection with the Initial Licensed Product infringes or will infringe any intellectual property right of such Third Party,

12.2.2.	To the Knowledge of Theratechnologies, there is no unauthorized use, infringement or misappropriation of any of the Licensed Technology or the Trademarks that cover or are used in connection with the Initial Licensed Product by any employee or former employee of Theratechnologies, or by any Third Party in the Territory,

12.2.3.	The Theratechnologies Patents that cover the Initial Licensed Product are not the subject of any litigation procedure, discovery process, interference, reissue, reexamination, opposition, appeal proceedings or any other legal dispute with or by a Third Party in the Territory,

12.2.4.	To the Knowledge of Theratechnologies, the Theratechnologies Patents constitute all Patent Rights owned or Controlled by Theratechnologies necessary for EMD Serono to exercise its rights under the license granted to EMD Serono pursuant to Section 2.1 in the Territory with respect to the Initial Licensed Product,

12.2.5.	Theratechnologies has not licensed to a Third Party the right to develop a compound or other product for HARS in the Territory,

12.2.6.	No Third Party has filed against Theratechnologies, or threatened in writing to Theratechnologies to file any claim, lawsuit, complaint or other action alleging that any Licensed Technology or any Trademark that cover or are used in connection with the Initial Licensed Product in the Territory is invalid or unenforceable,

12.2.7.	To the Knowledge of Theratechnologies, the practice and use of the inventions with respect to the Initial Licensed Product claimed in the Theratechnologies Patents in the Territory as permitted under the license granted to EMD Serono herein pursuant to Section 2.1 does not infringe any intellectual property rights of any Third Party,

12.2.8.	Theratechnologies has the full right to provide the Theratechnologies Materials to EMD Serono pursuant to this Agreement, and, to the Knowledge of Theratechnologies, neither EMD Serono’s use of the Theratechnologies Materials as contemplated by this Agreement nor such provision of such Theratechnologies Materials will infringe the intellectual property rights of any Third Party in the Territory with respect to the Initial Licensed Product,

12.2.9.	All employees of Theratechnologies who have performed any activities on its behalf in connection with research and development regarding the Compound have assigned to Theratechnologies the whole of their rights in any intellectual property made, discovered or developed by them within the scope of their employment as a result of such research.

12.2.10.	Theratechnologies owns or otherwise Controls the Licensed Technology and the Trademarks that cover or are used in connection with the Initial Licensed Product in the Territory, free and clear of all liens and encumbrances, and Theratechnologies has not prior to the Execution Date licensed, assigned, transferred or otherwise conveyed any right, title or interest in and to the Licensed Technology or the Trademarks that cover or are used in connection with the Initial Licensed Product to any Third Party in the Territory, except as set forth in Schedule 1.31,

12.2.11.	To the Knowledge of Theratechnologies, there are no Third Party licenses as of the Execution Date necessary to make, have made, use, offer for sale or sell the Initial Licensed Product in the Territory, and

12.2.12.	To the Knowledge of Theratechnologies, the inventors listed on each of the Theratechnologies Patents are the true and complete, and are the only inventors of each of such Theratechnologies Patent.

12.3	EMD Serono Representations and Warranties. EMD Serono represents, warrants and covenants to Theratechnologies that, as of the Execution Date and the Effective Date:

(a)	Neither EMD Serono nor any of its Sublicensees is prohibited from seeking the reimbursement of drug products under the U.S. Federal Drug Pricing Program in the Territory,

(b)

Neither EMD Serono nor any of its Sublicensees has been debarred or is subject to debarment and neither EMD Serono nor any of its Sublicensees will use in any capacity, in connection with the performance of its obligations under this Agreement, any Person who is debarred pursuant to Section 306 of the Act or who is the subject of a conviction described in such section. EMD Serono will notify Theratechnologies in writing immediately if it or any Sales Representative or any other employee of EMD Serono directly engaged in the performance of EMD Serono’s obligations hereunder with respect to a Licensed Product is debarred or is the subject of a conviction described in Section 306 of the Act, or if any action, suit, claim, investigation, or legal or administrative proceeding is pending relating to the debarment or conviction of EMD Serono or any Sales Representative or any such other employee, and

(c)	EMD Serono has not received notice from the Office of Inspector General of the Department of Health and Human Services that EMD Serono has breached in any material respect any of EMD Serono’s obligations, representations, warranties, covenants and agreements contained in that certain Corporate Integrity Agreement dated October 14, 2005 by and between Serono Holding, Inc. and the Office of Inspector General of the Department of Health and Human Services.

12.4	DISCLAIMER OF WARRANTY. EXCEPT AS OTHERWISE PROVIDED IN THIS ARTICLE 12, EACH PARTY EXPRESSLY DISCLAIMS ALL WARRANTIES, EXPRESS OR IMPLIED, INCLUDING WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NONINFRINGEMENT. WITHOUT LIMITING THE FOREGOING, THE PARTIES ACKNOWLEDGE AND AGREE THAT ALL RIGHTS AND LICENSES GRANTED TO EMD SERONO WITH RESPECT TO MANUFACTURING AND HAVING MANUFACTURED LICENSED PRODUCTS OUTSIDE THE TERRITORY AND THE RIGHT TO IMPORT LICENSED PRODUCTS INTO THE TERRITORY ARE PROVIDED ‘AS IS’ AND THERATECHNOLOGIES MAKES NO WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO ANY SUCH RIGHTS OR LICENSES AND EXPRESSLY DISCLAIMS ALL WARRANTIES, EXPRESS OR IMPLIED, INCLUDING THE WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE AND NONINFRINGEMENT WITH RESPECT THERETO, AND THERATECHNOLOGIES SHALL HAVE NO LIABILITY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY BREACH HEREOF WITH RESPECT TO ANY RIGHTS OR LICENSE GRANTED TO EMD SERONO OUTSIDE THE TERRITORY, OR ANY ACTIVITIES OF EMD SERONO, OUTSIDE THE TERRITORY.

ARTICLE 13

INDEMNIFICATION AND INSURANCE

13.1

Indemnification by EMD Serono. EMD Serono shall indemnify, defend and hold Theratechnologies and its Affiliates and each of their respective employees, officers, directors and agents (the “Theratechnologies Indemnitees”) harmless from and against any and all liabilities, obligations, claims, demands, judgments, losses, costs, damages, expenses, fines, royalties, governmental penalties or punitive damages, interest, settlement amounts, awards and judgments (including reasonable attorneys’ fees and expenses) (collectively, “Losses”), arising out of any Third Party claim or suit related to: (a) EMD Serono’s or any of its Affiliates’ or Sublicensees’ exercise of its rights or performance of its obligations under this Agreement (or, if applicable, any sublicense agreement); (b) the negligence or willful misconduct of any EMD Serono Indemnitee or any Sublicensee; (c) the development, manufacture, advertising, marketing, promotion, distribution, labeling, storage, handling, use, sale, offer for sale or importation of or any other commercialization activity in connection with any Licensed Product by or on behalf of any EMD Serono Indemnitee or any Affiliate or Sublicensee (including any contract manufacturer) (and including (i) any infringement or misappropriation, or alleged infringement or misappropriation by EMD Serono or any of its Affiliates or Sublicensees of any intellectual property rights of any Third Party (other than as covered by Thertechnologies’ indemnity pursuant to Section 13.2(c) with respect to the Initial Licensed Product and the New Formulation), or (ii) any personal injury, death, risk of personal injury and/or product liability arising out of or related to any Licensed Product); and/or (d) the misrepresentation or breach by EMD Serono of its representations, warranties and covenants set forth in this Agreement and any breach by any Sublicensee of the terms or conditions of any sublicense agreement; provided that EMD Serono’s obligations pursuant to this Section 13.1 shall not apply to the extent that such Losses are the subject of Theratechnologies’ indemnification obligation under Section 13.2.

13.2

Indemnification by Theratechnologies. Theratechnologies shall indemnify, defend and hold EMD Serono and its Affiliates and each of their respective agents, employees, officers and directors (the “EMD Serono Indemnitees”, and together with Theratechnologies Indemnitees, the “Indemnitees”) harmless from and against any and all Losses to the extent arising out of Third Party claims or suits related to: (a) the failure of any Licensed Product manufactured for and supplied to EMD Serono by or on behalf of Theratechnologies pursuant to ARTICLE 6 to comply with applicable Laws in the Territory, cGMP requirements in the Territory and the applicable specifications for such Licensed Product in the Territory upon delivery in accordance with the delivery terms set forth in ARTICLE 6; (b) the negligence or willful misconduct of any Theratechnologies Indemnitee or any Manufacturing Designee; (c) whether or not constituting a breach of Theratechnologies’ representations and warranties in this Agreement, and without limiting the indemnification obligations of Theratechnologies under Section 13.2(e) below, any infringement or misappropriation, or alleged infringement or misappropriation, of any intellectual property rights of a Third Party in the Territory resulting from the manufacture, use, importation, offer for sale or sale or Commercialization in the Territory of (i) the Initial Licensed Product that first receives Marketing Approval from the FDA in the Territory and/or (ii) the New Formulation that first receives Marketing Approval from the FDA in the Territory, but excluding any formulation, presentation or dosage form developed by or on behalf of EMD Serono or any of its Affiliates or Sublicensees; (d) any infringement or alleged infringement of any Marks of a Third Party in the Territory resulting from the use of the Trademarks as licensed to EMD Serono pursuant to

Section 2.5.1 and as permitted under this Agreement; and (e) the misrepresentation or breach by Theratechnologies of its representations, warranties and covenants set forth in this Agreement and any breach by any Manufacturing Designee of the terms or conditions of any manufacturing agreement; provided, that Theratechnologies’ obligations pursuant to this Section 13.2 shall not apply to the extent that such Losses are the subject of EMD Serono’s indemnification obligation under Section 13.1. If there is an allegation of any infringement or misappropriation of any Third Party intellectual property rights in the Territory based on, related to or arising out of the use or exercise of any rights related to the Licensed Technology with respect to the Initial Licensed Product within the scope of the license granted to EMD Serono pursuant to Section 2.1 and as permitted under this Agreement, or the use of any Trademark as licensed to EMD Serono pursuant to Section 2.5.1 and as permitted under this Agreement, the Parties shall cooperate and discuss in good faith whether and/or how to continue to develop and commercialize Licensed Products in connection with or that incorporate such Licensed Technology or Trademark or other intellectual property that is the subject of the allegation, including whether it is possible for EMD Serono to limit Losses while still enjoying all of the rights granted to it under this Agreement.

13.3	NO CONSEQUENTIAL DAMAGES. IN NO EVENT SHALL EITHER PARTY OR ANY OF ITS AFFILIATES BE LIABLE TO THE OTHER PARTY OR ANY OF ITS AFFILIATES FOR SPECIAL, INDIRECT, INCIDENTAL, CONSEQUENTIAL OR PUNITIVE DAMAGES, WHETHER IN CONTRACT, WARRANTY, TORT, NEGLIGENCE, STRICT LIABILITY OR OTHERWISE ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY BREACH HEREOF, EXCEPT TO THE EXTENT THAT ANY SUCH DAMAGES (A) ARE PAYABLE TO A THIRD PARTY AS PART OF A THIRD PARTY CLAIM PURSUANT TO ANY INDEMNITY SET FORTH IN SECTION 13.1 OR SECTION 13.2, (B) ARISE OUT OF OR RELATE TO A BREACH BY THERATECHNOLOGIES OF ITS OBLIGATIONS UNDER SECTION 2.7 AND/OR SECTION 14.9.2, OR (C) ARISE OUT OF OR RELATE TO A BREACH BY EITHER PARTY OF ITS CONFIDENTIALITY OBLIGATIONS SET FORTH IN ARTICLE 11 OF THIS AGREEMENT.

13.4

LIMITATION OF LIABILITY. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, THERATECHNOLOGIES’ TOTAL COLLECTIVE AND AGGREGATE LIABILITY UNDER (A) SECTION 12.2 (INCLUDING TO THE EXTENT RELATING TO ANY BREACH BY THERATECHNOLOGIES OF ANY OF ITS REPRESENTATIONS OR WARRANTIES SET FORTH THEREIN), (B) SECTIONS 13.2(c) AND/OR 13.2(d), AND/OR (C) SECTION 13.2(e) (TO THE EXTENT RELATING TO ANY BREACH BY THERATECHNOLOGIES OF ANY OF ITS REPRESENTATIONS OR WARRANTIES SET FORTH IN SECTION 12.2), SHALL NOT EXCEED, IN THE AGGREGATE, [REDACTED: Percentage] OF THE AMOUNTS ACTUALLY PAID TO THERATECHNOLOGIES BY EMD SERONO

PURSUANT TO ARTICLE 8 OF THIS AGREEMENT AS OF THE DATE SUCH CLAIM OR SUIT IS BROUGHT. EACH PARTY ACKNOWLEDGES AND AGREES THAT THE LIMITATIONS OF LIABILITIES AND CAP SET FORTH IN THIS SECTION 13.4 WERE BARGAINED FOR AND ARE ESSENTIAL TERMS OF THIS AGREEMENT.

13.5	Notification of Claims; Conditions to Indemnification Obligations. As a condition to an Indemnitee’s right to receive indemnification under this ARTICLE 13, it shall: (a) promptly notify the indemnifying Party as soon as it becomes aware of a claim or suit for which indemnification may be sought pursuant hereto, provided, that any failure to so notify the indemnifying Party will not relieve the indemnifying Party from any liability that it may have to the indemnified Party under this ARTICLE 13 with respect to such claim or suit, except to the extent that the ability of the indemnifying Party to defend such claim or suit is materially prejudiced by the indemnified Party’s failure to give such notice; (b) reasonably cooperate, and cause the individual Indemnitees to reasonably cooperate, with the indemnifying Party in the defense, settlement or compromise of such claim or suit; and (c) except as set forth in Section 10.9 with respect to Actions and Section 10.10 with respect to Third Party Actions, permit the indemnifying Party to control the defense, settlement or compromise of such claim or suit, including the right to select defense counsel, provided that, subject to Section 10.9 with respect to Actions and Section 10.10 with respect to Third Party Actions, in the case of any such claim or suit related to a Licensed Product that has obtained Marketing Approval, EMD Serono shall have the sole authority to control the defense of such claim or suit in accordance with Sections 10.9 and 10.10. The party controlling any claim or suit pursuant to this Section 13.5 shall consult with the other Party on all material aspects of such claim or suit. The non-controlling Party shall have a reasonable opportunity for meaningful participation in decision-making and formulation of defense strategy. The Parties shall reasonably cooperate with each other in all such claims and suits. In no event, however, may a Party settle or otherwise compromise any claim or suit (A) in a manner that imposes any obligation on the other Party or its Affiliate or that adversely affects or would reasonably be expected to adversely affect the other Party (including by admitting that any Theratechnologies Patent or Joint New Technology is invalid or unenforceable or in a manner that admits fault or negligence on the part of any Indemnitee) without the prior written consent of the Indemnitee, which consent shall not be unreasonably withheld, delayed or conditioned, or (B) for which indemnification may be sought pursuant hereto without the other Party’s prior written consent (such consent not to be unreasonably withheld, delayed or conditioned).

13.6

Insurance. During the Term, each Party shall obtain and maintain, at its sole cost and expense, comprehensive general liability insurance (written on an occurrence basis and including any self-insured arrangements) covering bodily injury (including death) and property damage, and including coverage for product liability in amounts that are reasonable and customary in the United States or, with respect to Theratechnologies, Canada, in the pharmaceutical and biotechnology industry for companies engaged in comparable activities. It is understood and agreed that this insurance shall not be construed to limit either Party’s liability with respect to its indemnification obligations hereunder. Each Party will provide to the other Party upon request a certificate evidencing the insurance such Party is required to obtain and keep in force under this Section 13.6. Such certificate will provide that such insurance will not expire or be cancelled or modified without at least [REDACTED: Term] prior notice to the other Party. Upon expiration or termination of this Agreement, after the Commercialization of a Licensed Product, each Party shall maintain the insurance such Party is required to obtain and keep in force under this Section 13.6 in full force and effect for a period of [REDACTED: Term].

ARTICLE 14

TERM AND TERMINATION

14.1	Term and Expiration. The term of this Agreement (the “Term”) shall automatically (without further action of the Parties) commence on and as of the Effective Date, and, unless earlier terminated as provided in this ARTICLE 14 (the date of any such termination, the “Termination Date”), shall continue in full force and effect, on a Licensed Product-by-Licensed Product basis until the last date upon which such Licensed Product is Covered by a Valid Claim under the Theratechnologies Patents in the Territory.

14.2	[Intentionally Omitted].

14.3	Termination of Master Transaction Agreement. If the Master Transaction Agreement shall terminate prior to the Closing thereunder, then this Agreement shall automatically terminate and will be deemed null, void and of no further force or effect, and the Parties hereto will be released from all future obligations hereunder, subject to Section 14.11.1.

14.4	Termination of the Agreement by EMD Serono for Convenience. EMD Serono may, at its convenience, terminate this Agreement in its entirety or with respect to any Licensed Product, upon one hundred eighty (180) days’ prior written notice to Theratechnologies. For the avoidance of doubt, Theratechnologies shall be entitled to retain any amounts paid by EMD Serono under the Agreement if EMD Serono elects to terminate in whole, or any amounts paid with respect to a Licensed Product if EMD Serono elects to terminate with respect to such Licensed Product.

14.5

Termination of the Agreement by Theratechnologies for Convenience. From and after January 1, 2023, Theratechnologies may, at its convenience, terminate this Agreement in its entirety or solely with respect to any Additional Product, upon one hundred eighty (180) days’ prior written notice to EMD Serono. For the avoidance of doubt, in the event of termination of this Agreement with respect to any Additional Product pursuant to this Section 14.5, this Agreement would continue in full force and effect with respect to the Initial Licensed Product and all then-existing Elected Additional Licensed Products.

14.6	Buy-Back Right.

14.6.1.	During the Term, Theratechnologies shall have the right to buy-back (the “Buy-Back Right”) all of EMD Serono’s rights (including any rights granted to a Sublicensee pursuant to Section 2.2 or exercised by any Affiliate of EMD Serono pursuant to Section 16.4, but not including any obligations) under this Agreement, with respect to any or all Elected Additional Licensed Products and EMD Serono’s Additional Product Option under Section 2.3 (collectively, the “Rights”). The Parties agree that any such buy-back shall be at a price equal to the Fair Market Value of the Rights to be acquired, plus a reasonable restructuring allowance, each as determined pursuant to Section 14.6.2 (collectively, the “Buy-Back Price”). For the avoidance of doubt, Theratechnologies shall not have the right to buy-back any of EMD Serono’s rights under the Agreement with respect to the Initial Licensed Product or EMD Serono Sole New Technology. The “restructuring allowance” for purposes of this Section 14.6 shall include, at a minimum, all wind-down and termination-related costs and expenses of EMD Serono and its Affiliates, including employee severance costs, termination fees under contracts and other unamortized costs and expenses, plus the Fair Market Value of the services to be provided by EMD Serono and its Affiliates pursuant to Section 14.11.2(b).

14.6.2.	If Theratechnologies proposes to exercise its Buy-Back Right pursuant to Section 14.6.1, Theratechnologies shall notify EMD Serono in writing thereof, which notice shall set forth Theratechnologies’ proposal of the Buy-Back Price of the Rights (the “Notice of Buy-Back”). EMD Serono may object to the specified Buy-Back Price by giving notice of objection (the “Notice of Fair Market Value Objection”) to Theratechnologies within [REDACTED: Term] after receipt by EMD Serono of Theratechnologies’ Notice of Buy-Back. If a Notice of Fair Market Value Objection is given, the Buy-Back Price of the Rights shall be determined by an independent investment bank mutually agreed to by the Parties in accordance with the following procedure: each Party shall propose up to three (3) investment banks in order of preference, and the investment bank that appears on both Parties’ lists and highest in order of preference on average of the banks proposed by both Parties shall be selected for purposes of this Section 14.6.2; provided that no such investment bank shall be a banking institution of either Party or otherwise providing banking or investment counsel to either Party on a regular basis. All fees and expenses of such investment bank shall be borne equally by the Parties; provided that, if following the submission of a request to an investment bank to determine the Buy-Back Price of Rights pursuant to this Section 14.6.2, Theratechnologies elects not to exercise the Buy-Back Right with respect to such Rights, then Theratechnologies shall be solely responsible for the fees and expenses of such investment bank.

14.6.3.	Within [REDACTED: Term] after the final determination of the Buy-Back Price of the Rights pursuant to this Section 14.6, if Theratechnologies determines, in its sole discretion, to exercise the Buy-Back Right with respect to any Rights, Theratechnologies shall notify EMD Serono in writing of such exercise and pay to EMD Serono, by wire transfer of immediately available funds to an account or accounts specified in writing by EMD Serono, an amount equal to the Buy-Back Price of the Rights. For the avoidance of doubt, nothing contained in this Agreement shall obligate Theratechnologies to exercise the Buy-Back Right at any time unless EMD Serono accepts Theratechnologies’ proposal of the Buy-Back Price of the Rights set forth in the Notice of Buy-Back and no Notice of Fair Market Value Objection is given, in which case Theratechnologies shall exercise the Buy-Back Right at such Buy-Back Price.

14.6.4.	Upon the exercise by Theratechnologies of the Buy-Back Right, which shall be effective upon EMD Serono’s receipt of the Buy-Back Price payment from Theratechnologies, this Agreement shall automatically and immediately terminate with respect to the applicable Rights with respect to one or more Additional Products, on an Additional Product-by-Additional Product basis, or one or more Elected Additional Licensed Products, on an Elected Additional Licensed Product-by-Elected Additional Licensed Product basis, unless Theratechnologies exercises its right to buy-back the Rights with respect to all Additional Products and Elected Additional Licensed Products, but not with respect to the Initial Licensed Product. Following Theratechnologies’ exercise of its Buy-Back Right pursuant to this Section 14.6, the Parties shall execute and deliver such additional documents and agreements and take such actions as shall be reasonably necessary to effectuate, implement and evidence the buy-back of the Rights, including those actions contemplated in Section 14.11.2(b), as applicable.

14.7	Termination upon Material Breach.

14.7.1.	If a Party breaches any of its material obligations under the Agreement (other than with respect to any payments due hereunder which shall be governed by Section 14.7.2), the Party not in default may deliver to the breaching Party a written notice specifying the nature of the default, requiring it to cure such breach, and stating its intention to terminate this Agreement if such breach is not cured within [REDACTED: Term]. If such breach is not cured within [REDACTED: Term] after the receipt of such notice, the Party not in default shall be entitled to terminate this Agreement, effective immediately upon written notice to the other Party.

14.7.2.	If a Party breaches any of its obligations with respect to any payments under the Agreement (other than with respect to any amount that is the subject of a good faith dispute between the Parties (provided that all amounts not in dispute have been paid in full)), the Party not in default may deliver to the breaching Party (with a copy to the breaching Party’s Chief Financial Officer at the address set forth in Section 16.12) (a) a written notice specifying the amount of the payment on which the breaching Party is in default (including any interest due pursuant to Section 9.4) and requiring it to cure such breach [REDACTED: Term], and (b) if such breach is not cured within such [REDACTED: Term] period, a second notice stating its intention to terminate this Agreement if such breach is not cured within [REDACTED: Term] after receipt of such second notice. If such breach is not cured within [REDACTED: Term] after the receipt of such second notice, the Party not in default shall be entitled to terminate this Agreement, effective immediately upon written notice to the other Party; provided that such notice is given within [REDACTED: Term] of the expiration of the [REDACTED: Term] period (provided that such breach remains uncured at the time of the receipt of such written notice of termination by the defaulting Party).

14.7.3.	Any dispute regarding an alleged material breach of this Agreement shall be resolved in accordance with ARTICLE 15 hereof.

14.8	Challenge. If at any time during the Term, EMD Serono or any of its Affiliates or Sublicensees brings a proceeding or action challenging (a) the validity, scope, enforceability or ownership of any of the Theratechnologies Patents licensed to EMD Serono under this Agreement; (b) the ownership, use, registration (or registerability), validity or enforceability of any Trademark (including through any opposition or cancellation proceeding or by using or seeking to file or register or acquire any Mark which is the same as, or similar to, any Trademark); or (c) the right of Theratechnologies to receive payments due hereunder in respect of the Licensed Technology, then Theratechnologies, at its sole option, shall have the right to terminate this Agreement upon notice to EMD Serono, such termination to be effective [REDACTED: Term] after EMD Serono’s receipt of such notice. Without limiting the generality of the foregoing, EMD Serono specifically agrees that filing a request for reexamination, attempting to institute an interference, or filing an opposition with respect to any Theratechnologies Patents or Trademarks shall be deemed a “challenge” under this Section 14.8. Notwithstanding any of the foregoing, if at any time during the Term, Theratechnologies or any of its Affiliates or licensees brings a proceeding or action challenging the validity, scope, enforceability or ownership of any of EMD Serono’s Patent Rights relating to a Licensed Product, including without limitation, filing a request for reexamination, attempting to institute an interference, or filing an opposition with respect to any such EMD Serono Patent Rights, then the provisions of this Section 14.8 shall not apply to any such proceeding or action.

14.9	Competing Product Acquisitions.

14.9.1.	If EMD Serono (or one of its Affiliates) (each, an “EMD Serono Acquiring Party”) (a) acquires from a Third Party a Competing Product that is then being commercialized in the Territory (“Acquired Competing Product”), (b) acquires a Third Party which results in the EMD Serono Acquiring Party controlling an entity with an Acquired Competing Product then being commercialized in the Territory, or (c) undergoes a Change of Control which results in the EMD Serono Acquiring Party then being controlled by an entity with an Acquired Competing Product being commercialized in the Territory, then EMD Serono shall deliver to Theratechnologies as soon as possible (and in any event within [REDACTED: Term] after the EMD Serono Acquiring Party acquires such Acquired Competing Product or undergoes such Change of Control) a written notification of the election of the EMD Serono Acquiring Party, in such Person’s sole discretion, either to divest or retain all of its rights, title and interest in and to such Acquired Competing Product. If the EMD Serono Acquiring Party elects to retain such Acquired Competing Product as specified in such notice from EMD Serono, Theratechnologies shall have the right, at its sole discretion and as its sole and exclusive remedy, to terminate this Agreement solely with respect to the Licensed Product which competes with the Acquired Competing Product by providing written notice to EMD Serono. If EMD Serono provides notice of the intention of the EMD Serono Acquiring Party to divest the Acquired Competing Product and fails to execute a definitive agreement with respect to such divestiture of the Acquired Competing Product within [REDACTED: Term] after the acquisition thereof by the EMD Serono Acquiring Party, then Theratechnologies shall have the right, at its sole discretion and as Theratechnologies’ sole and exclusive remedy, to terminate this Agreement solely with respect to such Licensed Product by providing written notice to EMD Serono within [REDACTED: Term] after the expiration of such [REDACTED: Term] period. Notwithstanding the foregoing, if Theratechnologies elects not to terminate this Agreement with respect to such Licensed Product pursuant to this Section 14.9.1, EMD Serono shall not be in breach of Section 5.8 with respect to such retained Acquired Competing Product, provided that EMD Serono shall ensure that, during the Term (a) no Sales Representative who has Detailed or is Detailing any such Licensed Product details such Acquired Competing Product(s), (b) the EMD Serono Acquiring Party or its applicable Sublicensee maintains a sales force for such Competing Product(s) separate from the Sales Force, (c) no Confidential Information of Theratechnologies or Licensed Technology is provided or otherwise disclosed to any member of the sales force that is detailing such Acquired Competing Product(s), and (d) the EMD Serono Acquiring Party and its Sublicensees take all reasonable actions to prevent any such provision or disclosure of any Confidential Information of Theratechnologies, including by establishing reasonable firewall protections, in accordance with EMD Serono’s standard operating procedures.

14.9.2.	If Theratechnologies (or one of its Affiliates) (each, a “Theratechnologies Acquiring Party”) (a) acquires from a Third Party a Competing Product that is then being commercialized in the Territory, (b) acquires a Third Party which results in the Theratechnologies Acquiring Party controlling an entity with a Competing Product being commercialized in the Territory, or (c) undergoes a Change of Control which results in the Theratechnologies Acquiring Party being controlled by an entity with an Competing Product being commercialized in the Territory, then Theratechnologies shall, as soon as possible (and in any event within [REDACTED: Term] after the Theratechnologies Acquiring Party acquires such Competing Product or undergoes such Change of Control) divest all of its rights, title and interest in and to such Competing Product.

14.10	Termination of a Licensed Product Royalty Term. If during the Royalty Term with respect to a Licensed Product there is no Valid Claim of an issued and unexpired Patent Right within the Theratechnologies Patents that Covers such Licensed Product, then EMD Serono may elect, in EMD Serono’s sole discretion, to terminate the Royalty Term solely with respect to such Licensed Product immediately upon written notice to Theratechnologies. Notwithstanding the foregoing, if at the time Theratechnologies receives such notice of termination from EMD Serono there is a Valid Claim of an issued and unexpired Patent Right within the Theratechnologies Patents that Covers such Licensed Product, then such termination shall not be effective.

14.11	Effects of Termination.

14.11.1.	Survival.

(a)	The following Articles and Sections of this Agreement shall survive the expiration or termination of this Agreement for any reason: Section 2.5 (to the extent set forth in Section 14.11.2(a)), Section 9.1, Section 9.3, Section 9.5, Section 9.6, Section 10.3, Section 10.6, Section 10.7, Section 11.1, Section 11.2, Section 11.3, Article 13, Section 14.11, Section 14.12, Section 14.13, Section 16.2, Section 16.9, Section 16.10, Section 16.11, Section 16.12, Section 16.13, Section 16.14, Section 16.15 and Article 1 to the extent that any defined terms in Article 1 are used in the foregoing Sections and Articles.

(b)	Termination of this Agreement shall not relieve the Parties of any liability that accrued hereunder prior to the effective date of such termination. In addition, termination of this Agreement shall not preclude either Party from pursuing all rights and remedies it may have hereunder or at Law or in equity with respect to any breach of this Agreement nor prejudice either Party’s right to obtain performance of any obligation.

14.11.2.	Licenses.

(a)

Upon expiration of the Royalty Term with respect to a Licensed Product during the Term of this Agreement (but not termination of the Royalty Term pursuant to Section 14.10), then as of the effective date of such expiration (and on a Licensed Product-by-Licensed Product basis), (i) the license granted by Theratechnologies to EMD Serono under Section 2.1 with respect to such Licensed Product shall convert to a fully paid-up, royalty-free, irrevocable, perpetual, co-exclusive, fully sublicensable (with the right to grant further sublicenses but only if and to the extent and for so long as Theratechnologies has the right to grant such right and license to EMD Serono hereunder) license under the Licensed Technology existing as of the date of such expiration; and (ii) the license granted by Theratechnologies to EMD Serono under Section 2.5.1 with respect to the Trademarks shall survive, provided that Theratechnologies shall have the right to terminate such right and license with respect to the Trademarks in accordance with Section 14.7.1 for any breach of any of EMD Serono’s obligations under Section 2.5 to the extent such terms and conditions survive expiration of this Agreement pursuant to Section 14.11.1; provided further that Theratechnologies, its Affiliates and licensees shall not disclose or use any EMD Serono Sole New Technology Confidential Information (including Know How) of EMD Serono or its Affiliates or Sublicensees in exercising Theratechnologies’ rights of co-exclusivity hereunder (except until and unless Theratechnologies exercises its option to a limited, non-exclusive license pursuant to Section 14.11.2(b)(viii) and as set forth in Section 14.11.2(b)(x)). Upon termination of the Royalty Term with respect to a Licensed Product during the Term of this Agreement pursuant to Section 14.10, then as of the effective date of such termination of such Royalty Term with respect to such Licensed Product, (i) the license granted by Theratechnologies to EMD Serono under Section 2.1 with respect to such Licensed Product shall convert to a fully paid-up, royalty-free, irrevocable, perpetual, co-exclusive, fully sublicensable (with the right to grant further sublicenses) license under the Licensed Technology existing as of the date of such expiration (but excluding any pending patent applications or any patents issuing thereon included in the Theratechnologies Patents that Cover such Licensed Product); and (ii) the license granted by Theratechnologies to EMD Serono under Section 2.5.1 with respect to the Trademarks shall survive, provided that Theratechnologies shall have the right to terminate such right and license with respect to the Trademarks in accordance with Section 14.7.1 for any breach of any of EMD Serono’s obligations under Section 2.5 to the extent such terms and conditions survive expiration of this Agreement pursuant to Section 14.11.1; provided further that Theratechnologies, its Affiliates and licensees shall not disclose or use any Confidential Information (including Know How) of EMD Serono or its Affiliates or Sublicensees in exercising Theratechnologies’ rights of co-exclusivity hereunder (except until and unless Theratechnologies exercises its option to a limited, non-exclusive license pursuant to Section 14.11.2(b)(viii) and as set forth in Section 14.11.2(b)(x)).

(b)	Upon termination of this Agreement hereunder by either Party whether in whole or in part, with respect to a Licensed Product (other than by Theratechnologies pursuant to Section 14.5, and without limiting EMD Serono’s rights under Section 14.11.2(a)) (provided that if this Agreement is terminated in part, with respect to a Licensed Product, then the following provisions shall only apply with respect to such Licensed Product):

(i)	except as set forth in Section 14.11.2(a), all licenses granted to EMD Serono under Section 2.1 shall immediately and automatically terminate;

(ii)

EMD Serono shall (and if applicable, shall cause its Affiliates and Sublicensees to), at Theratechnologies’ cost and expense, promptly after such termination, but in no event later than [REDACTED: Term] thereafter, (provided that any NDAs for any Terminated Licensed Product shall be assigned and transferred to Theratechnologies (or its designee) within one (1) Business Day of such termination) (i) assign, convey and transfer to Theratechnologies (or its designee) ownership of all Regulatory Filings and Regulatory Approvals (including all NDAs and all related data) and all data and databases relating to Adverse Events, Serious Adverse Events and post-Marketing Approval safety registries prepared or obtained by or on behalf of EMD Serono prior to the date of such termination, to the extent relating solely to the applicable Licensed Product(s) that are subject to such termination (the “Terminated Licensed Products”) and expressly excluding any EMD Serono Sole New Technology, (ii) assign, convey and transfer to Theratechnologies all of EMD Serono’s right, title and interest in and to all pre-clinical, clinical, technical and other relevant information, data, reports, records, and regulatory correspondence Controlled by EMD Serono’s or any of its Affiliate’s or Sublicensee’s, to the extent relating solely to the Terminated Licensed Product(s), and if applicable, to transfer and transition to Theratechnologies (or its designee), if and as may be reasonably requested by Theratechnologies, the conduct of any ongoing Phase IV Trials and other post-Marketing Approval research and Development in a manner and within such timing as mutually agreed upon by the Parties so as to not disrupt such Clinical Trials, except that, with respect to each of the foregoing subsections (i) and (ii), EMD

Serono may retain copies of such information, data, reports, records, regulatory correspondence and other materials as may be necessary for EMD Serono to comply with applicable Law, and (iii) cooperate and assist Theratechnologies at Theratechnologies’ cost and expense (to the extent that Theratechnologies pre-approves such costs and expenses) in taking such actions and making such filings with the relevant Governmental Bodies as necessary to effect such assignments and transfers;

(iii)	EMD Serono shall assign (and if applicable, shall cause its Affiliates to assign) to Theratechnologies all right, title and interest in and to the Internet domain name registrations for the US Product Website for the Terminated Licensed Product(s) at Theratechnologies’ cost and expense and shall cease operation of such US Product Website;

(iv)	Unless this Agreement is terminated by EMD Serono pursuant to Section 14.7, EMD Serono, if and as may be reasonably requested by Theratechnologies and at Theratechnologies’ cost and expense, shall (and if applicable, shall cause its Affiliates and Sublicensees to), as applicable, convey, assign, transfer, execute and deliver to Theratechnologies (or its designee) such agreements, certificates, instruments and documents and take such other actions as may be reasonably requested by Theratechnologies to the extent necessary to transfer and transition to Theratechnologies (or its designee) the manufacture, Development and Commercialization of the Terminated Licensed Products in an orderly manner and without any disruption or adverse impact to the supply or sales of the Terminated Licensed Products;

(v)	EMD Serono shall not (and shall ensure its Affiliates and Sublicensees do not) make any press release or public announcements (whether written or oral or in any other form or medium) about any Terminated Licensed Product, except to the extent permitted under Section 11.5;

(vi)

EMD Serono shall, upon written request by Theratechnologies and at Theratechnologies’ cost and expense, either return or destroy all relevant records and materials in EMD Serono’s or its Affiliates’ possession or Control containing or comprising any Theratechnologies Know-How, Theratechnologies Materials or any other Licensed Technology or a tangible embodiment thereof (in whatever form or medium), or such other Confidential Information of Theratechnologies, in each case solely related to the Terminated Licensed Products; provided that EMD Serono shall not be obligated to return or destroy any such Confidential Information that has become integrated with other business records of EMD Serono or its Affiliates; provided further that EMD Serono shall continue to be bound by the confidentiality obligations under this Agreement with respect to any such Confidential Information that is not so returned or destroyed.

(vii)	Unless this Agreement is terminated by EMD Serono pursuant to Section 14.7, if EMD Serono has elected to manufacture or have manufactured the Terminated Licensed Product pursuant to Section 6.5, (A) Theratechnologies shall have the right, but not the obligation, to purchase any or all of EMD Serono’s or if applicable, its Affiliates’ remaining unsold inventory (including in process goods and all raw materials therefor but excluding finished goods to the extent that Theratechnologies cannot sell such finished goods with the Product Labels and Inserts under applicable Law) at a price equal to [REDACTED: Cost] for such inventory, [REDACTED: Percentage], and if Theratechnologies elects to exercise such right, EMD Serono or if applicable, its Affiliates, shall ensure that such inventory purchased by Theratechnologies shall meet the applicable specifications upon delivery in accordance with applicable Laws and this Agreement (including that such inventory has been tested, manufactured and released in accordance with all applicable quality standards and cGMP requirements; and (B) if Theratechnologies does not purchase all such unsold inventory, EMD Serono shall have a period of [REDACTED: Term] (the “Sell-Off Period”) to sell off any of EMD Serono’s or if applicable, its Affiliates’ remaining unsold inventory of Terminated Licensed Product, and shall continue to pay Theratechnologies royalties with respect to all sales during the Sell-Off Period in accordance with the provisions of Section 8.4 and to comply with all other applicable terms and conditions of this Agreement;

(viii)

Unless this Agreement is terminated by EMD Serono pursuant to Section 14.7, Theratechnologies shall have the option, exercisable upon written notice to EMD Serono within [REDACTED: Term] of such termination, to obtain, and upon the exercise of such option by Theratechnologies, EMD Serono shall grant, and shall cause its Affiliates and Sublicensees to grant, to Theratechnologies, a non-exclusive, royalty-bearing (subject to the mutual agreement of the Parties on a reasonable royalty rate as set forth below in this Section 14.11.2(b)(viii)), and fully sublicensable (including the right to grant further sublicenses) and transferable right and license for the Territory, under any Sole New Technology (but excluding any Drug Device) Controlled by EMD Serono or any of its Affiliates or Sublicensees as of the effective date of such termination, solely to the extent such Sole New Technology is, as of the effective date of such termination, covered by a supplemental NDA filed and approved by the FDA with respect to such Terminated Licensed Product); provided that the Parties shall negotiate in good faith a reasonable royalty to be paid by Theratechnologies to EMD Serono in consideration for such license (which agreement of EMD Serono shall not be unreasonably withheld, conditioned or delayed);

(ix)	for the avoidance of doubt, the foregoing provisions (as applicable) shall apply upon termination (without limiting Theratechnologies’ rights or EMD Serono’s obligations under Section 14.6.4) of this Agreement with respect to any Elected Additional Licensed Product upon the exercise by Theratechnologies of the Buy-Back Right pursuant to Section 14.6.4; and

(x)	for the avoidance of doubt and notwithstanding anything contained in this Agreement, Theratechnologies shall have the right to use all information and tangible embodiments (whether electronic or in any other form or medium) provided by EMD Serono to Theratechnologies pursuant to this Section 14.6.4 (even if such information or tangible embodiments constitute EMD Serono Confidential Information).

(c)

Upon termination of this Agreement hereunder by either Party whether in whole or in part, with respect to a Licensed Product (other than by Theratechnologies pursuant to Section 14.5 and without limiting EMD Serono’s rights under Section 14.11.2(a)), and unless otherwise mutually agreed by the Parties, upon termination of this Agreement upon the exercise by Theratechnologies of the Buy-Back Right pursuant to Section 14.6.4, each Sublicensee shall continue to have the rights and license set forth in its sublicense agreements for a period of [REDACTED: Term] following the termination of this Agreement, but such sublicense agreement shall thereafter automatically and immediately terminate unless Theratechnologies agrees in writing to assume such sublicense agreement (and if Theratechnologies agrees to such assignment, then EMD Serono shall promptly assign to Theratechnologies, and Theratechnologies shall assume, such sublicense agreement). Theratechnologies shall not unreasonably withhold, delay or condition its agreement to assume a sublicense agreement, provided that in no event shall it be deemed to be unreasonable for

Theratechnologies to withhold its agreement to assume a sublicense agreement if Theratechnologies determines in its sole discretion that (a) any rights or obligations of EMD Serono under any such sublicense agreement are, or its actual or potential risk or liability with respect thereto is, less favorable than any set forth in, or associated with this Agreement, either individually or in the aggregate; (b) it has concerns about such Sublicensee’s financial condition; or (c) such Sublicensee has breached any of its material obligations under such sublicense agreement.

(d)	Upon termination of this Agreement hereunder by either Party whether in whole or in part, with respect to a Licensed Product that EMD Serono has elected to manufacture or have manufactured pursuant to Section 6.5 (other than by Theratechnologies pursuant to Section 14.5 or by EMD Serono pursuant to Section 14.7 and without limiting EMD Serono’s rights under Section 14.11.2(a)), and upon termination of this Agreement upon the exercise by Theratechnologies of the Buy-Back Right pursuant to Section 14.6.4, Theratechnologies may, at its option, assume any of EMD Serono’s (or if applicable, any of its Affiliate’s or Sublicensee’s) manufacturing or supply agreements, and at Theratechnologies’ request, EMD Serono shall promptly provide copies of all such agreements to Theratechnologies for its review and consideration, and if Theratechnologies opts to assume any such supply or manufacturing agreement(s), it shall so notify EMD Serono, and upon EMD Serono’s receipt of such notice, it shall promptly assign (and/or, if applicable, shall cause its Affiliates and Sublicensees to promptly assign), and Theratechnologies shall assume, such manufacturing or supply agreement(s) specified in Theratechnologies’ notice (unless Theratechnologies has already opted to assume such agreement pursuant to Section 14.11.2). Notwithstanding anything herein to the contrary, EMD Serono shall have no obligation to assign or transfer (or cause to be assigned or transferred) any such manufacturing or supply agreement if (a) such assignment or transfer requires the consent of the counter-party thereto and such consent, after exercising Commercially Reasonable Efforts, has not been obtained, or (b) if such manufacturing or supply agreement covers other products of EMD Serono or its Affiliates.

14.12

Survival of Licenses in the Event of Theratechnologies Bankruptcy or Insolvency. All rights and licenses granted under or pursuant to this Agreement by Theratechnologies are, and shall otherwise be deemed to be, for purposes of Section 365(n) of the U.S. Bankruptcy Code, licenses of right to “intellectual property” as defined under Section 101 of the U.S. Bankruptcy Code. The Parties agree that EMD Serono, as licensee of such rights under this Agreement, shall retain and may fully exercise all of its rights and elections under the U.S. Bankruptcy Code. The Parties further agree that, in the event of the commencement of a bankruptcy proceeding by or against Theratechnologies under the U.S. Bankruptcy Code, EMD Serono shall be entitled to a duplicate of (or access to, as determined appropriate by Theratechnologies) embodiments of such intellectual property, which, if not already in EMD Serono’s possession and requested by EMD Serono, shall be promptly delivered to it (if and to the extent in Theratechnologies Control and not already provided to EMD Serono): (a) upon any such commencement of a bankruptcy proceeding upon EMD Serono’s written request therefor, unless Theratechnologies elects to continue to perform all of its obligations under this Agreement; or (b) if not delivered under clause (i), following the rejection of this Agreement by Theratechnologies upon written request therefor by EMD Serono.

14.13	No Public Statements. The Parties agree that if this Agreement is terminated, neither Party shall disclose to any Third Party any reason for not proceeding without the express written consent of the other Party, and the Parties shall agree on statements for public disclosure, such agreement not to be unreasonably withheld or delayed. Notwithstanding the foregoing, each Party shall be permitted to make such disclosures if and to the extent required by (a) judicial order, or (b) applicable Laws, including any rules or requirements under any stock exchange on which such Party is listed or may be listed or by any regulatory authorities, provided that, with respect to subsections (a) and (b), the Party seeking disclosure shall provide the other Party with advance notice and shall to the extent practical and requested by the other Party, cooperate with such other Party in seeking confidential treatment of such information.

ARTICLE 15

DISPUTE RESOLUTION

15.1	Disputes. The Parties recognize that disputes as to certain matters may from time to time arise during the Term which relate to either Party’s rights and/or obligations hereunder. It is the objective of the Parties to establish procedures to facilitate the resolution of disputes arising under this Agreement in an expedient manner by mutual cooperation and without resort to litigation. To accomplish this objective, the Parties agree to follow the procedures set forth in this ARTICLE 15 if and when a dispute arises under this Agreement.

15.2

Escalation to Executive Officers. Either Party may, by written notice to the other Party, request that a dispute arising between the Parties in connection with the Development, Regulatory Activities or Commercialization of a Licensed Product be referred to the Chief Executive Officer of EMD Serono (or an executive of EMD Serono designated by the Chief Executive Officer) and the Chief Executive Officer of Theratechnologies (or an executive of Theratechnologies designated by the Chief Executive Officer) (the “Executive Officers”) for resolution; provided that the determination of Fair Market Value for the Rights shall be governed by the provisions of Section 14.6. The Executive Officers shall meet within [REDACTED: Term] of such other Party’s receipt of written notice of such dispute. If the Executive Officers cannot resolve such dispute within [REDACTED: Term] of written notice of such dispute, then, at any time after such [REDACTED: Term] period, either Party may bring an action in a court of competent jurisdiction in or in proximity to New York City, New York, U.S.A. Each Party shall bear the cost of its own attorneys’ fees and its own costs and expenses associated with dispute resolution by the Executive Officers and any court action, including filing and hearing fees. Either Party may proceed to enforce any and all of its rights with respect to such dispute. Notwithstanding the foregoing, nothing in this Section 15.2 shall be construed as precluding a Party from bringing an action for injunctive relief or other equitable relief prior to the initiation or completion of the above procedure.

ARTICLE 16

MISCELLANEOUS PROVISIONS

16.1	[Intentionally Omitted].

16.2	Relationship of the Parties. Nothing in this Agreement is intended or shall be deemed to constitute a partnership, agency, joint venture or employer-employee relationship between the Parties.

16.3	Assignment.

16.3.1.	Either Party may assign or otherwise transfer this Agreement in its entirety to (a) any Affiliate of such Party, provided that any such assignment or other transfer to an Affiliate shall not relieve the Party of any of its obligations under this Agreement, (b) any Third Party in connection with a Change of Control or sale of all or substantially all of the business or division of the Party in which the Licensed Products are a part, and (c) any Third Party with the prior written consent of the other Party, which consent, (i) if requested by a Party during the first three (3) years after the Effective Date, may be granted or denied in the sole discretion of the other Party, and (ii) if requested by a Party thereafter, shall not be unreasonably withheld, delayed or conditioned. Neither Party shall have the right to assign this Agreement in part. Notwithstanding the foregoing, neither Party shall have the right to assign, delegate or sublicense this Agreement, in whole or in part, to any Person identified as an “excluded person” on the United States Health and Human Services Office of Inspector General and Government Services Administration Websites for excluded persons.

16.3.2.	This Agreement shall be binding upon the successors and permitted assigns of the Parties.

16.3.3.	Any assignment not in accordance with Section 16.3.1 shall be void.

16.4	Performance by Affiliates. Each Party shall have the right to have any of its obligations hereunder performed, or its rights hereunder exercised, by, any of its Affiliates and the performance of such obligations by any such Affiliate(s) shall be deemed to be performance by the Party; provided that any such delegation by a Party to any of its Affiliates shall not relieve the delegating Party of any of its obligations under this Agreement and the delegating Party shall ensure the performance of its obligations under this Agreement in accordance with the terms and conditions of this Agreement and that any failure of any Affiliate performing any obligations of the delegating Party hereunder shall be deemed to be a failure by the delegating Party to perform such obligations. Each Party and any of its Affiliates performing any of the Party’s obligations or receiving any benefits under this Agreement shall be responsible for all acts or omissions of the Party or its Affiliates’ directors, officers, employees, contractors or consultants. Each Party and any such Affiliate shall be jointly and severally liable hereunder, and each Party shall have the right to enforce the terms of this Agreement against any such Affiliate of the other Party as if it were a Party.

16.5	Compliance with Laws. Each of Theratechnologies and EMD Serono shall conduct, and shall use Commercially Reasonable Efforts to cause its Affiliates and Sublicensees and its and its Affiliates’ and Sublicensees’ employees, contractors and consultants to conduct, all activities contemplated under this Agreement in accordance with all applicable Laws.

16.6	Further Actions. Each Party agrees to execute, acknowledge and deliver such further instruments and to do all such other acts as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

16.7	Accounting Procedures. All monetary amounts expressed in this Agreement are expressed in U.S. dollars. Each Party shall calculate all amounts hereunder and perform other accounting procedures required hereunder and applicable to it in accordance with the conventions, rules and procedures promulgated by the International Accounting Standards Committee (International Accounting Standards).

16.8

Force Majeure. Neither Party shall be liable to the other for failure or delay in the performance of any of its obligations under this Agreement for the time and to the extent such failure or delay is caused by acts of God, earthquake, riot, civil commotion, terrorism (or the threat thereof), war, strikes or other labor disputes, fire, flood, failure or delay of transportation, default by suppliers or unavailability of raw materials, governmental acts or restrictions or any other reason which is beyond the control of the respective Party. If any Manufacturing Designee is affected by any force majeure event, it shall be deemed to be a force majeure of Theratechnologies as well, and if any Sublicensee is affected by any force majeure event, it shall be deemed to be a force majeure of EMD Serono as well. The Party affected by force majeure shall provide the other Party with full particulars thereof as soon as it becomes aware of the same (including its best estimate of the likely extent and duration of the interference with its activities), and will use Commercially Reasonable Efforts to overcome the difficulties created thereby and to resume performance of its obligations hereunder as soon as practicable.

16.9	Entire Agreement of the Parties; Amendments. This Agreement and the schedules and exhibits hereto, together with the Master Transaction Agreement, constitute and contain the entire understanding and agreement of the Parties respecting the subject matter hereof and cancel and supersede any and all prior negotiations, correspondence, understandings and agreements between the Parties, whether oral or written, regarding such subject matter. No waiver, modification or amendment of any provision of this Agreement shall be valid or effective unless made in a writing referencing this Agreement and signed by a duly authorized officer of each Party.

16.10	Construction. Except where expressly stated otherwise in this Agreement, the following rules of interpretation apply to this Agreement: (a) “include,” “includes” and “including” are not limiting and shall be deemed to be followed by “without limitation”; (b) definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms; (c) references to an agreement, statute or instrument mean such agreement, statute or instrument as from time to time amended, modified or supplemented; (d) references to a Person are also to its permitted successors and assigns; (e) captions and other headings to this Agreement are for convenience only, and shall have no force or effect in construing or interpreting any of the provisions of this Agreement or any other legal effect; (f) references to “Parties”, “Article”, “Section”, “Exhibit” or “Schedule” refer to the Parties to, an Article or Section of, or any Exhibit or Schedule to, this Agreement unless otherwise indicated; (g) the word “will” shall be construed to have the same meaning and effect as the word “shall” and vice versa; and (h) the word “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or”.

16.11	Governing Law. This Agreement shall be governed by and interpreted in accordance with the laws of New York, excluding application of any conflict of laws principles that would permit or require application of the Law of a jurisdiction outside of New York and will be subject to the exclusive jurisdiction of the courts of competent jurisdiction located in New York. The Convention for the International Sale of Goods shall not apply to this Agreement and is hereby expressly disclaimed.

16.12	Notices and Deliveries. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the Party to be notified, (b) when sent by confirmed telex or facsimile if sent during normal business hours of the recipient, and if not during normal business hours of the recipient, then on the [REDACTED: Term], (c) [REDACTED: Term] after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) [REDACTED: Term] after deposit with a nationally recognized overnight courier, with written verification of receipt. All communications shall be sent to the Parties at the following addresses:

(i)	if to Theratechnologies, to:

Theratechnologies Inc.

2310 Alfred-Nobel Boulevard

Montréal, Québec, Canada H4S 2B4

Attention:         Chief Executive Officer

Facsimile:        (514) 331-4317

and for the notices referred to in Section 14.7.2, to:

Theratechnologies Inc.

2310 Alfred-Nobel Boulevard

Montréal, Québec, Canada H4S 2B4

Attention:         Chief Financial Officer

Facsimile:        (514) 331-4317

with a copy to:

Theratechnologies Inc.

2310 Alfred-Nobel Boulevard

Montréal, Québec, Canada H4S 2B4

Attention:         General Counsel

Facsimile:        (514) 331-9691

and:

Kirkland & Ellis LLP

153 East 53rd Street

New York, NY 10022

Attention:         Lisa A. Samenfeld

Facsimile:        (212) 446-6460

(ii)	if to EMD Serono, to:

EMD Serono, Inc.

One Technology Place

Rockland, MA 02370

Attention:         Chief Executive Officer

Facsimile:        (781) 681-2934

and for the notices referred to in Section 14.7.2, to:

EMD Serono, Inc.

One Technology Place

Rockland, MA 02370

Attention:         Chief Financial Officer

Facsimile:         (781) 681-2912

with a copy to:

EMD Serono, Inc.

One Technology Place

Rockland, MA 02370

Attention:         General Counsel

Facsimile:        (781) 681-2934

and

McDermott Will & Emery LLP

600 Thirteenth Street,

NW Washington, D.C. 20005

Attention:         Thomas E. Repke

Facsimile:         (202) 756-8087

or to such other address as the addressee shall have last furnished in writing in accordance with this provision to the addressor.

16.13	Waiver. A waiver by either Party of any of the terms and conditions of this Agreement in any instance shall not be deemed or construed to be a waiver of such term or condition for the future, or of any other term or condition hereof. All rights, remedies, undertakings, obligations and agreements contained in this Agreement shall be cumulative and none of them shall be in limitation of any other remedy, right, undertaking, obligation or agreement of either Party.

16.14	Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid to the fullest extent permitted under applicable Law, but if one or more provisions of this Agreement are held to be unenforceable or invalid under or in contravention of applicable Law by any court of competent jurisdiction, such provision shall be interpreted to the fullest extent permitted by applicable Law, and the Parties shall negotiate in good faith to replace such provision with a provision which effects to the fullest extent possible the original intent of such provision.

16.15	Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed an original, and all of which together will be deemed to be one and the same instrument. A facsimile copy of this Agreement, including the signature pages, will be deemed an original.

[Remainder of this page intentionally

left blank; signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Collaboration and Licensing Agreement to be executed and delivered by their respective duly authorized officers as of the day and year first above written, each copy of which shall for all purposes be deemed to be an original.

THERATECHNOLOGIES INC.

By:	(Signed) Yves Rosconi
Name:	Yves Rosconi
Title:	President and Chief Executive Officer

EMD SERONO, INC.

By:	(Signed) Fereydoun Firouz
Name:	Fereydoun Firouz
Title:	President and Chief Executive Officer

List of Schedules

1.	Schedule 1.29 – Compound

2.	Schedule 1.31 – Agreements

3.	Schedule 1.33 – Cost of Goods Sold

4.	Schedule 1.79 – Mainimum Target Product Profile

5.	Schedule 1.128 – Theratechnologies Patents

6.	Schedule 1.132 – Theratechnologies’ Trademark Use Guidelines

7.	Schedule 2.1 – Countries

8.	Schedule 2.3 – Elected Additional Licensed Products

9.	Schedule 5.9 – Assumed Contracts

10.	Schedule 6.1 – Manufacturing Designees

11.	Schedule 10.2 – Listed Patents

12.	Schedule 11.4.1 – Scientific Publications

13.	Schedule 11.5 – Press Release

SCHEDULE 1.29

Compound

[REDACTED: Description of compound]

SCHEDULE 1.31

Agreements

[REDACTED: Name of agreements]

SCHEDULE 1.33

Cost of Goods Sold

[REDACTED: Description]

SCHEDULE 1.79

Minimum Target Product Profile

[REDACTED: Description]

SCHEDULE 1.128

Theratechnologies Patents

[REDACTED: Patent numbers]

SCHEDULE 1.132

Theratechnologies’ Trademark Use Guidelines

[REDACTED: Guidelines]

SCHEDULE 2.1

Countries

[REDACTED: Country names]

SCHEDULE 2.3

Elected Additional Licensed Products

SCHEDULE 5.9

Assumed Contracts

[REDACTED: Name of agreements]

SCHEDULE 6.1

Manufacturing Designees

[REDACTED: Company names]

SCHEDULE 10.2

Listed Patents

[REDACTED: Patent numbers]

SCHEDULE 11.4.1

Scientific Publications

[REDACTED: Name of agreements]

SCHEDULE 11.5

Press Release

Theratechnologies and EMD Serono Announce Collaboration and Licensing Agreement for Tesamorelin in the United States

•	EMD Serono to acquire US rights for tesamorelin, a Phase 3 compound being investigated for the treatment of excess abdominal fat in HIV patients with lipodystrophy

•	Theratechnologies to receive up to US$215 million (CAD$277 M) plus increasing royalties on net sales in the US

•	Merck KGaA, Darmstadt Germany, of which EMD Serono, Inc. is an affiliate, to make an equity investment in Theratechnologies

•	EMD Serono acquires option to participate in future tesamorelin indications in the US

•	EMD Serono contributes extensive commercialization and marketing knowledge for tesamorelin launch and will assist in tesamorelin FDA approval process

•	EMD Serono delivers on business development strategy in the US marketplace

Montréal, Canada– October 29, 2008 – Theratechnologies (TSX:TH) and EMD Serono Inc., an affiliate of Merck KGaA , Darmstadt Germany, today announced they have entered into a collaboration and licensing agreement for the exclusive commercialization rights to tesamorelin in the United States for the treatment of excess abdominal fat in HIV patients with lipodystrophy. Theratechnologies retains all tesamorelin commercialization rights outside of the US.

This announcement marks the end of the strategic review process initially announced earlier this year and led by the Independent Committee of the Board of Directors of Theratechnologies. Speaking on behalf of the Independent Committee, Mr. Paul Pommier, Chairman of the Board of Directors of Theratechnologies proudly stated: “We are extremely pleased to have entered into this strategic agreement with EMD Serono after a careful and rigorous review of all alternatives available to the Company. EMD Serono’s strong commercialization expertise, demonstrated success and unique understanding of HIV-associated disorders, including lipodystrophy, solidified our decision to partner tesamorelin as it provides us with the best opportunity to maximize the present and future potential of this drug and provide it to patients promptly following approval. We believe this landmark agreement provides a clear validation of tesamorelin’s potential and successful commercialization should provide attractive value to our shareholders in the near term.”

“We are delighted to have EMD Serono as our partner for launching and commercializing tesamorelin in the US. EMD Serono has a major presence in the area of HIV-associated disorders and growth hormone with drugs such as Serostim. Its strong track record of successfully commercializing new drugs as well as its unique expertise in endocrinology and its understanding of HIV-associated lipodystrophy makes EMD Serono an excellent strategic partner to bring the value of tesamorelin to patients in need, post approval,” commented Mr. Yves Rosconi, President and CEO of Theratechnologies.

“We are excited about this collaboration and believe that EMD Serono’s scientific expertise, established physician relationships and highly trained specialty sales force coupled with

Theratechnologies’ regulatory experience and understanding of HIV-associated disorders will ultimately benefit patients. Together, I am confident that our teams can maximize the potential of tesamorelin in the marketplace and we are looking forward to the opportunities for tesamorelin in the US once approved,” said Mr. Fereydoun Firouz, President and CEO of EMD Serono, Inc. “This partnership reinforces our commitment to our endocrinology franchise in the US and specifically to the field of HIV-associated disorders. Tesamorelin, with its strong clinical data, will address an important market that we currently cannot serve and is a key addition to our portfolio. Together our organizations are best suited to bring to patients a potential treatment option for an unserved illness,” added Mr. Firouz.

Tesamorelin is a growth hormone-releasing factor analogue with therapeutic potential in a variety of anabolic and lipolytic indications and is in the final stages of its second Phase 3 clinical trial to assess the safety and efficacy when used to reduce visceral adipose tissue in HIV patients with lipodystrophy. The purpose of the study is to confirm the results of the first Phase 3 study, concluded in October 2007.

Terms of the Agreement

Under the terms of the agreement, Theratechnologies will receive an upfront payment of US$30 million (CAD$38.7 M) which includes a license fee of US$22 million (CAD$ 28.4 M) and an equity investment of US$8 million (CAD$10.3 M) in Theratechnologies common stock at a price of US$3.67 (CAD$ 4.73) per share by Merck KGaA, providing Merck KGaA a 3.6% ownership in Theratechnologies. Theratechnologies may receive up to US$215 million (CAD$277 M) in total payments, including the upfront payment, and payments based on the achievement of certain development, regulatory and sales milestones. Theratechnologies will be entitled to receive increasing royalties on annual net sales of tesamorelin in the US.

Theratechnologies will be responsible for conducting research and development for additional indications. EMD Serono will have the option to co-develop and commercialize additional indications for tesamorelin in the US. EMD Serono will equally share in the development costs related to such additional indications if it exercises its option. Theratechnologies will, in such case, also have the right, subject to EMD Serono’s agreement, to opt to co-promote such additional indications.

Consummation of this transaction is subject to customary closing conditions and notification to, and regulatory review by, the US Federal Trade Commission and US Department of Justice under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR Act”), and the expiration of certain statutory waiting periods under the HSR Act. The transaction is expected to close in December 2008.

“These milestone and royalty payments provide Theratechnologies with a fully-financed business plan through the commercialization of tesamorelin for its first indication in the US.

Theratechnologies will also have the financial flexibility to pursue the development of a second indication and build the long term value of the compound,” noted Mr. Luc Tanguay, Senior Executive Vice President and CFO of Theratechnologies.

BMO Capital Markets and Lazard acted as financial advisors and Fasken Martineau and Kirkland & Ellis LLP acted as legal counsels to Theratechnologies.

Conference Call and Webcast

The Company will hold a conference call and webcast today at 7:30 a.m. to discuss this strategic agreement. To participate, please dial: 416-644-3431 or 1-800-590-1508 (toll free). Please dial-in five minutes prior to the teleconference in order to ensure your participation. The webcast will be available on the Company’s website at http://www.theratech.com/.

A replay of the conference call will be available from 9:30 a.m. today, October 29, 2008, until November 5, 2008 at 11:59 p.m. at the following number: 1-416-640-1917, pass code 21287837# or 1-877-289-8525, pass code 21287837#. The webcast will be posted for 30 days at the link indicated above.

HIV-Associated Lipodystrophy

Several factors including the antiviral drug regimen and the virus itself are thought to contribute to HIV-associated lipodystrophy which is characterized by body composition changes, dyslipidemia and glucose intolerance. The changes in body composition include excess abdominal fat accumulation. There is currently no approved treatment available for HIV-associated lipodystrophy, a condition that can stigmatize patients and discourage HIV treatment adherence.

About Theratechnologies

Theratechnologies (TSX:TH) is a Canadian biopharmaceutical company that discovers innovative drug candidates in order to develop them and bring them to market. The Company targets unmet medical needs in financially attractive specialty markets. Its most advanced program is tesamorelin, which is concluding a confirmatory Phase 3 clinical trial for a serious metabolic disorder known as HIV-associated lipodystrophy. The Company also has other projects at earlier stages of development.

Additional information about Theratechnologies

Further information about Theratechnologies is available on the Company’s website at www.theratech.com. Additional information is also available on SEDAR at www.sedar.com.

About EMD Serono

EMD Serono, Inc., an affiliate of Merck KGaA, Darmstadt, Germany, is a leader in the US biopharmaceutical arena, integrating cutting-edge science with unparalleled patient support systems to improve people’s lives. The company has strong market positions in neurodegenerative diseases, with Rebif® (interferon beta-1a), as well as in endocrinology, with Saizen® (somatropin (rDNA origin) for injection), Serostim® (somatropin (rDNA origin) for injection) and Zorbtive™ (somatropin (rDNA origin) for injection). EMD Serono is a leader in fertility treatments, with Gonal-f® (follitropin alpha for injection), Luveris® (lutropin alfa for injection) and Ovidrel® Prefilled Syringe (choriogonadotropin alpha injection). With a clear focus on the patient and a leadership presence in the biopharmaceutical industry, EMD Serono’s US footprint continues to grow, with more than 950 employees around the country and fully integrated commercial, clinical and research operations in the company’s home state of Massachusetts.

For more information, please visit www.emdserono.com

About Merck KGaA

Merck KGaA is a global pharmaceutical and chemical company with total revenues of EUR 7.1 billion in 2007, a history that began in 1668, and a future shaped by 30,968 employees in 60 countries. Its success is characterized by innovations from entrepreneurial employees. Merck’s operating activities come under the umbrella of Merck KGaA, in which the Merck family holds an approximately 70% interest and free shareholders own the remaining approximately 30%. In 1917 the US subsidiary Merck & Co. was expropriated and has been an independent company ever since.

For more information, please visit www.merckserono.net or www.Merck.de

Forward-Looking Information

This press release contains forward-looking statements relating to the proposed transaction with EMD Serono, including statements regarding the completion of the proposed transaction and other statements that are not historical facts. Such forward-looking statements are subject to important risks, uncertainties and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events. As a result, you are cautioned not to place undue reliance on these forward-looking statements.

Forward-looking information is based upon a number of assumptions and is subject to a number of risks and uncertainties, many of which are beyond Theratechnologies’ control that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. Further, although the forward-looking information contained in this press release is based upon what Theratechnologies believes are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information. Certain assumptions made in preparing the forward-looking information include, but are not limited to, applicable governmental authority approvals, and certain termination rights available to the parties under the agreements. These approvals may not be obtained, the other conditions to the transaction may not be satisfied in accordance with their terms, and/or the parties to the agreements may exercise their termination rights, in which case the proposed transaction could be modified, restructured or terminated, as applicable. The reader is cautioned that these risks and uncertainties are not exhaustive of the risks and uncertainties that may affect any of the Company’s forward-looking statements. The reader is also cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements.

Consequently, all of the forward-looking information contained in this press release is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments anticipated by Theratechnologies will be realized or, even if substantially realized, that they will have the expected consequences or effects on the Company, its business, financial conditions or results of operations. Furthermore, the forward-looking information reflects current expectations regarding future events and speaks only as of the date of release of this press release and represents Theratechnologies’ expectations as of that date. Theratechnologies does not undertake to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

Contact Information

Andrea Gilpin

Vice President, IR & Communications

Theratechnologies Inc.

Phone: 514 336-7800, ext. 205

communications@theratech.com